SOPHiA GENETICS
2025 Annual Report

Democratizing Data-Driven Medicine

Letter to Shareholders

Since inception, our mission at SOPHiA GENETICS has been to build a future in which each patient has equal access to world-class care.

In 2025, we conducted a record 391,000+ analyses on SOPHiA DDM™. That's almost 33,000 analyses per month or 2,000 analyses per day. Our global network also reached 993 customers across 75 countries.

The past few years have solidified our position as one of the most widely used AI Platforms in healthcare, at the heart of one of the strongest connected healthcare networks in the world, helping patients both today and tomorrow. I could not be more excited for what the future holds.

Dr. Jurgi Camblong

Co-Founder and Chief Executive Officer
SOPHiA GENETICS

Dear Shareholders,

Nearly 15 years ago, I founded SOPHiA GENETICS with a small group of biologists and data scientists with a bold conviction: that data, powered by advanced analytics and artificial intelligence, could transform the future of medicine. At a time when healthcare data lived in silos and insights rarely traveled beyond institutional walls, we envisioned a global collective intelligence where discoveries are shared, and every patient, no matter where they are treated, can benefit from the knowledge of many.

Today, that vision has grown into one of the most unique AI-enabled platforms in healthcare, and our mission remains unchanged: to democratize data-driven medicine for patients worldwide.

A defining year of growth and scale

2025 was a defining year for SOPHiA. We reaccelerated revenue growth, signed several of the largest commercial deals in our history, and continued building one of the most sophisticated AI engines in healthcare. In 2025, our Platform conducted over 391,000 analyses, bringing our cumulative total to more than 2.3 million analyses since inception. We also reached a total of 993 customers globally, including 15 of the top 20 cancer hospitals in the world. Congratulations to the SOPHiA team on these accomplishments, and the incredible impact our Platform is having worldwide.

As we’ve added customers over the years, our network, and the collective intelligence behind it, has been getting stronger and stronger. Top clinicians and researchers across the globe depend on SOPHiA DDMTM each day. In doing so, they contribute a constant stream of data and knowledge to the Platform. The data streamed in our Platform every day makes up one of the most unique and powerful data assets in healthcare. It includes real-time, real-world genomic data with almost 2,000 analyses per day, 9,000 analyses per week, and 400,000 analyses per year, improving cancer care for the patients of today and the patients of tomorrow. It also is diverse, complex, and unmatched in breadth and global exposure, covering patients and research in 75 countries across the globe.

As we look ahead, we will continue to remain focused on our six strategic pillars for long-term, sustainable growth. I am excited to share more details on our 2025 progress along each of these pillars.

Landing new SOPHIA DDM™ customers to fuel future growth

Demand accelerated meaningfully throughout 2025. We landed a record 124 new customers, significantly outperformed all internal bookings targets, and won the largest contracts in SOPHiA history, with average contract value up 120% year-over-year. We also implemented a record 102 new customers in 2025, reflecting the impact of the actions we took to expand and strengthen our implementation capabilities and shorten time to revenue.

The U.S. remains a major growth driver, and I was proud to see 27% analysis growth in 2025, including an impressive 50% year-over-year analysis growth in Q4. Excluding BioPharma, U.S. revenue grew 20% year-over-year, off an increasingly larger base, as the country continues to solidify its position as one of our largest markets. We also expanded our roster of U.S. customers in 2025, which now includes the top three cancer centers in the United State: MD Anderson Cancer Center, Memorial Sloan Kettering Cancer Center, and the Mayo Clinic. With a strong and growing pipeline, we are well positioned for 2026.

Expanding usage of SOPHIA DDM™ with existing customers

In 2025, we continued to delight our customers and, in doing so, drive meaningful expansion across accounts. We recorded an impressive Net Promoter Score of 67, a Customer Satisfaction Score of

over 97%, and annualized revenue churn below 1%. I am incredibly proud of these metrics that underscore the performance, scalability, and durability of SOPHiA DDMTM.

Net dollar retention for the year increased to 115% in 2025, up from 104% in 2024, demonstrating the stickiness of the Platform, as well as our continued ability to expand within accounts as customers adopt additional applications over time. This continued proof of our ability to expand within existing customers reinforces the strength of our land-and-expand commercial strategy and highlights the long-term value created with each new customer we add to the network.

Accelerating growth with new applications on SOPHIA DDM™

At SOPHiA GENETICS, customer-centric innovation remains at the core of who we are. 2025 was a landmark year for building our menu of offerings and improving the scalability of our Platform.

In June 2025, we expanded our application portfolio and launched our 20,000-gene Enhanced Exome application, introducing a modular approach to full exome sequencing with the ability to zoom into complex variants. The application has already driven significant bookings, including the signing of two of the largest integrated healthcare systems in the United States who are adopting the application to support genomic testing for up to 60,000 patients annually.

We also launched MSK-IMPACT® Flex powered with SOPHIA DDM™, an agile and modular comprehensive genomic profiling (CGP) application that we built off the backbone of MSK-IMPACT® powered with SOPHIA DDM™, our Solid Tumor application we launched in October 2024. Since launch, I am proud that 21 customers have signed to adopt these new Solid Tumor applications.

In parallel, we continued to strengthen our leadership in decentralized Liquid Biopsy testing and made a series of investments to further improve our Liquid Biopsy offering, MSK-ACCESS® powered with SOPHIA DDM™. Since launch in April 2024, we have signed 70 customers across 29 countries to the application. Of these customers, only about half have completed implementation and ramped up usage, giving us a large base to grow in 2026.

As more customers adopt the platform and as testing sophistication expands, the amount of data processed by our Platform has increased materially. In 2025, we processed nearly one petabyte of genomic data. To put that in perspective, that’s roughly equivalent to 1 billion books or 30 years of continuous high-definition streaming. It is also nearly double the amount of data we processed just two years ago.

To address this growing compute challenge, we rolled out the new generation of SOPHiA DDMTM to our customers in 2025. The new generation includes a full technology modernization, moving the Platform from Java to Web and microservices, integrating the latest AI tools into our architecture, and significantly upgrading our compute techniques. I’m proud to share that the new generation of SOPHiA DDMTM, already adopted by one-third of our customers, now delivers 10 times greater capacity per run than standard systems. As a result, we can double the amount of data we can process per week without impacting margins. This increased scalability also makes our platform much more cost efficient than standard systems, enabling us to scale advanced genomics analytics in a sustainable way for institutions across the globe.

This new generation not only creates a better user experience for customers, but it enables faster innovation and more efficient launch of new features like SOPHiA DDMTM Digital Twins that we launched in 2025. Digital Twins leverages genomic, clinical, and real-world data to create dynamic, AI-driven virtual representations of individual patients. These models allow clinicians and researchers to simulate potential treatment scenarios before decisions are made, and are intended to help oncologists select the most effective therapy based on real-world evidence from patients with similar genetic and clinical profiles. I’m proud that we have already begun onboarding our first lung cancer users. Starting with lung cancer and expanding over time, Digital Twins represents a foundational step toward deploying multimodal AI models which deliver differentiated care to patients.

Leveraging SOPHIA DDM™ to deliver value to BioPharma partners

2025 was also a year where our BioPharma business regained momentum. Our value proposition is now well understood across the industry, and we believe we are approaching an inflection point as BioPharma increasingly recognizes the value of a decentralized partner, our massive global network, and the rich data and AI ecosystem it fuels.

Throughout 2025, we significantly expanded our long-standing partnership with AstraZeneca through multiple new contracts. In April, AstraZeneca expanded its initial October 2024 collaboration to sponsor deployment of MSK-ACCESS® powered with SOPHIA DDM™ across 30 sites globally to expand market access. In August, we signed the largest contract in SOPHiA history, launching a multi-year, AI-driven evidence generation project for breast cancer patients. In September, we signed a separate deal with AstraZeneca to enhance detection of breast and prostate cancer through the development of an AI-driven NGS solution that detects mutations in the PTEN pathway. I am particularly proud of how we have deepened our collaboration with AstraZeneca, as it reflects years of scientific partnership, trust-building, and consistent execution.

Building partnerships in the ecosystem

SOPHiA GENETICS is increasingly being recognized as a major force in precision medicine, with stronger brand awareness and commercial momentum than ever before. Across Central Lab Diagnostics, NGS, and Digital Pathology, we are viewed as a trusted partner, and in many conversations, described as an “ecosystem enabler.” Our differentiated ability to operate across geographies, testing environments, and data modalities positions us uniquely in a market that is rapidly evolving.

2025 was a powerful year for partnerships at SOPHiA GENETICS as we continued driving progress with existing partners such as AstraZeneca, Memorial Sloan Kettering Cancer Center, Microsoft, and NVIDIA, and entered new partnerships with MD Anderson Cancer Center, Complete Genomics, Element Biosciences, Myriad Genetics, and A.D.A.M. Innovations, among others. We look forward to continuing to work with our valued partners in 2026 as we accelerate innovation and expand access to precision cancer care together.

Growing sustainably by maintaining an obsession with operational excellence

Our final strategic pillar focuses on excelling operationally at every level within SOPHiA GENETICS, ensuring that we scale with discipline and efficiency.

In 2025, we made significant progress on this front, expanding adjusted gross margin by 140 basis points to 74.2%. This achievement is particularly meaningful given the scale at which we are operating. We processed nearly one petabyte of genomic data in routine usage in 2025, which is roughly equal to 1 billion books or 30 years of continuous high-definition streaming. It is also nearly double the amount of data we processed just two years ago. Delivering margin expansion while handling exponentially greater data volumes reflects the scalability of our platform.

With new Platform enhancements and optimized team sizing across regions, we look to 2026 to demonstrate the full operating leverage potential of our business. The Company remains firmly committed to profitable growth. We expect to be approaching adjusted EBITDA breakeven by the end of 2026 and crossing over to positive adjusted EBITDA in the second half of 2027.

Looking Ahead

As we enter 2026 and approach the 15-year anniversary of our founding, SOPHiA GENETICS is entering its next phase of scale, one that positions us to reach important milestones in the years ahead. I am confident as ever in our long-term trajectory and am excited for the year ahead as the momentum in our business continues to build.

As SOPHiA continues to grow, I recognize that it’s the right time to bring in a new leader for the next phase of the company’s growth. I am thrilled to promote Ross Muken to Chief Executive Officer, effective July 1st. Ross, who currently serves as our Company President, has been instrumental in SOPHiA’s success over the past five years. He led our company through the IPO and helped scale the company from $28M of revenue to $77M today. Ross brings a metric-driven, commercially oriented leadership style that is perfect for our next phase of growth. I am confident he is the right person to lead the company to even bigger heights and continue delivering an impact to patients around the world.

As for me, I will transition to Executive Chairman of the Board, subject to election at the company's Annual General Meeting in June 2026. In this new role, I remain 100% committed to SOPHiA as a full-time employee. I will focus my time primarily on science and technology innovation and being a thought leader in precision medicine. I’m excited about developing our Digital Twins technology to help improve cancer care for patients around the world.

In closing, I want to say thank you to our SOPHiA colleagues, partners, customers, and investors for joining us in our journey to transform healthcare through data and AI. Together, we have built one of the most widely used AI-driven Platforms in precision medicine, conducting more than 391,000 patient analyses in 2025 and over 2.3 million analyses since inception.

We look forward to continuing to update you on SOPHiA’s future success.

Forza SOPHiA!

Dr. Jurgi Camblong
Co-Founder and Chief Executive Officer SOPHiA GENETICS

Business Update

Information on the Company
A. History and Development of the Company
SOPHiA GENETICS SA was incorporated as a Swiss stock corporation (société anonyme) under the laws of Switzerland on March 18, 2011. Our principal executive office is located at La Pièce 12, CH-1180 Rolle, Switzerland and our telephone number is +41 21 694 10 60. Our agent for service of process in the United States is SOPHiA GENETICS, Inc., 401 Park Drive, Suite 505, Boston, MA 02215, and its telephone number is (617) 982-1210.

Our website is www.sophiagenetics.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto are not incorporated into this Annual Report. We file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.
In July 2021, we completed our initial public offering on the Nasdaq Global Select Market (“Nasdaq”) and our ordinary shares are listed under the ticker symbol “SOPH”.
B. Business Overview
Our Mission
SOPHiA GENETICS was founded to generate clinically actionable insights from data to improve patient outcomes. Our mission is to provide equal access to knowledge and capabilities by democratizing data-driven medicine.
We observed that across the healthcare ecosystem, a vast amount of digital healthcare data was being generated, fueled by technologies such as NGS, and which held promise to accelerate the understanding of biology and disease. However, this data has been generated primarily using non-standardized methods and by clinicians and researchers across many healthcare institutions. As a result, the data remained siloed and complex and was not fully leveraged for the benefit of patients.
We founded SOPHiA GENETICS to address this issue. We are unlocking data silos, leveraging AI to generate actionable insights from data and helping healthcare professionals work together as a community and deploy their collective expertise for the benefit of patients around the world.
We refer to data-driven medicine as the practice of drawing insights from complex data sets to improve diagnosis, treatment and drug development. Using data-driven medicine, healthcare professionals supplement their own experience and intuition with data insights and shared knowledge from their peers to inform the best course of action for their patients or research. Our goal is to empower clinicians and researchers around the world to practice data-driven medicine and improve clinical and scientific outcomes.
Overview
We are a cloud-native software technology company in the healthcare space dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform, SOPHiA DDMTM, standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.

In 2014, we launched the first application of our platform to analyze NGS data for cancer diagnosis. We offer a broad range of applications used by healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, a multimodal module on SOPHiA DDM powered by proprietary artificial intelligence and machine learning algorithms, which also incorporates our original radiomics offering. The module allows healthcare practitioners to visualize data across multiple modalities (including genomic, radiomic, clinical, and biological) for individual patients in a longitudinal manner and derive additional insights through cohort design and comparison. SOPHiA CarePath has already been deployed as part of our Digital Twins tool, a breakthrough research technology that creates dynamic, virtual representations of individual patients to simulate potential outcomes and help oncologists make better treatment decisions.
Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM”, is one of the most widely used decentralized analytics platforms globally for clinical genomics. As of December 31, 2025, we served more than 993 hospital, laboratory and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products, and services, and our SOPHiA DDM Platform has supported the analysis of approximately 2,300,000 genomic profiles and has been utilized in clinical trials and research projects discussed in more than 2,712 peer-reviewed publications. As of December 31, 2025, we had approximately 528 core genomics SOPHiA DDM Platform customers (defined as the number of customers who generated revenue through usage of our bundle access, dry lab, and integrated access models during the specified time period, which, in this case, is the twelve months ended December 31, 2025). In addition to our core genomics customers we have many customers utilizing the Alamut product on a stand alone basis. We commercialize our SOPHiA DDM Platform and related solutions, applications, products, and services as RUO and CE-IVD products.
In the United States, our products are labeled and sold for research use only. Because such applications and products are not intended for use in clinical practice and diagnostics and cannot make clinical or diagnostic claims, the FDA regulations require that RUO applications and products be labeled “For Research Use Only. Not for use in diagnostic procedures.” In the EU, we have self-certified our applications and products without the intervention of a notified body in order to affix the CE marking.
Data-driven medicine has become possible through technological breakthroughs, like NGS, that have driven creation of digital healthcare data and an accelerated understanding of biology and disease. While genomics has played a large role in these advances, emerging technologies such as radiomics, digital pathology and proteomics are creating new data sets that add phenotypic context to genomic information. Additionally, the adoption of EHRs has enabled the matching of clinical outcome data to these data sets. The digital format of these data sets makes them ideal candidates for data exploration, analysis and interpretation by advanced algorithmic computing solutions. We believe that analytics approaches have traditionally primarily focused on analyzing data from a single modality and not on combining structured data from multiple modalities. Although some institutions and laboratories have created service-based business models designed to capture multimodal data, these approaches are typically centralized at a single institution, which we believe limits their ability to scale globally.
With our SOPHiA DDM Platform, we have the potential to serve and collaborate with all types of institutions in the global life sciences ecosystem, including healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies. Our platform is built on a decentralized model in which we push data analytics solutions to our customers’ sites, rather than a centralized model that requires samples to be sent to a central location. Our customers therefore generally perform testing on their own samples, retain custody of both their sample and data, and use our SOPHiA DDM Platform to analyze the pseudonymized and de-identified data and share insights with other sites in our network. Through this process, we create and grow a global collective intelligence. Our platform is designed to improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers.

We believe that our global platform empowers better patient care through data-driven medicine by offering the following benefits for customers:
•high accuracy genomic analysis to support clinical diagnosis and life sciences research;
•rapid turnaround time for data analysis and insights;
•ability to lower cost of data analysis through higher efficiency;
•capacity to develop their own in-house precision medicine expertise and operations, retain custody of their samples and data and use their preferred instrument setup; and
•option to rapidly launch new precision medicine applications on our SOPHiA DDM Platform.
We believe that our strategic positioning as a universal healthcare analytics platform for multimodal data analytics offers us a broad range of application, product, and service expansion opportunities and significant long-term growth in our total addressable market opportunity. We estimate the total addressable global market opportunities in 2025 for our current commercial clinical applications and for our current biopharma applications were approximately $25 billion and $15 billion, respectively.
We offer a range of platform access models to meet our customers’ needs. Our primary pricing strategy for our clinical customers is a pay-per-use model, in which customers can access our platform free of charge but pay for each analysis performed using our platform. To commercialize our applications and products, we employ our direct sales force, use local distributors and form collaborations with other global product and service providers in the healthcare ecosystem to assemble solutions to address customer needs. For example, we combine our solutions and applications with other products used in the genomic testing process to provide customers integrated products in the testing workflow. We offer our SOPHiA DDM Platform and related solutions, applications, products, and services across 75 countries through our direct sales force and our distributor partners. As of December 31, 2025, our direct sales team consisted of more than 105 field-based commercial representatives with a direct presence in 60 countries. To supplement our direct sales force, we also offer our SOPHiA DDM Platform and related solutions, applications, products, and services in 50 countries through our distributor partners.
The Importance of Data-Driven Medicine
Over the last decade, there has been an explosion in the amount of healthcare data. This growth has been fueled by technologies that enable high throughput analysis and data generation at large scale, as well as the collection and digitization of real-world health data in EHRs. The ability to draw insights from this data has led to an acceleration in the understanding of biology and disease and paved the way for data-driven medicine.
Data-driven medicine aims to produce better clinical and scientific outcomes by drawing insights from complex data sets to improve diagnosis, treatment and drug development. Using data-driven medicine, healthcare professionals are able to supplement their own experience and intuition with shared knowledge and data insights from their peers and have the potential to select the best course of action for their patients or research.
Genomics is propelling data-driven medicine. The development of large-scale genomics data is advancing data-driven medicine. With broad access to NGS technologies, the life sciences field is beginning to successfully document the relationship between the genome and various diseases and is deploying this information to improve clinical and scientific outcomes. This has given rise to the field of precision medicine, which is having an increasing impact on a range of life sciences areas. In oncology, for example, advancements in genomics and the understanding of cancer have fueled the growth of a large precision oncology ecosystem, in which genomic information is critical to informing diagnostic, treatment and drug development decisions. In other areas such as rare diseases, cardiology, neurology, metabolism and infectious diseases, the adoption of data-driven medicine is just beginning and represents a significant opportunity for growth. For instance, in cardiology, clinical genomics is becoming more common for screening, diagnostic and therapy selection for certain inherited conditions, while in neurology, clinical genomics is helping direct treatment decisions for therapeutic intervention.
Multimodal data provides novel and deep insights to assess health and disease states. While the growing understanding of genomics has dramatically advanced the life sciences field and data-driven medicine, it is only one piece of the biological equation. Phenotypic information is also needed to put genomic information into context and provide a more complete picture of biology and disease. Driven by this need, innovation is accelerating across new health technologies, such as radiomics, digital pathology and proteomics, providing this phenotypic context. We believe that combining data from different instrument modalities, or a multimodal approach, will transform clinical and scientific outcomes by generating clinically actionable insights from combined relevant healthcare data sets. If leveraged properly, these data sets have the potential to provide a stronger “signal,” or window into biology and disease, than any single modality alone. In oncology, for example, oncologists can characterize the genetic determinants of a tumor at the time of diagnosis and complement this with phenotypic information through radiomics analysis of CT, MRI, SPECT and PET imaging, digital pathology analysis of histology slides and proteomics analysis of the tumor stroma and blood samples. Then, throughout a patient’s disease journey, the oncologist can collect longitudinal insights through imaging, liquid biopsies and proteomics assessment of repeat blood sampling. This information can be aggregated and linked to clinical outcome data to find associations between disease evolution and response to therapy. In addition, deep-learning algorithms applied to multimodal data sets now make it possible to predict the evolution of a disease or the response to a specific treatment with high accuracy, in order to inform the best treatment decisions for the patient. These unique insights are driving the opportunity and demand for analytics platforms that can draw clinically actionable insights from this information.
AI/ML produce novel insights from large and complex data sets. The output of these new health technologies is generated in a digital format, making data highly amenable to advanced algorithmic computing solutions for exploration, analysis and interpretation. AI approaches have enabled the ability to standardize, classify, analyze and interpret massive volumes of data, and separate the signal from the noise. Large volumes of digital information across modalities can then be mined using AI approaches to generate novel insights, enabling truly data-driven medicine.
Challenges to the Adoption of Data-Driven Medicine Today
While we believe that data-driven medicine has the potential to transform healthcare, currently, there are significant challenges that limit its democratization and adoption at scale. These challenges include:
•Lack of data harmonization and standardization across the healthcare ecosystem. Data is often produced with different approaches and methodologies, which can result in dramatic variability in data quality. In the clinical genomics field, for example, every experimental step, from using different technologies for nucleic acid extraction and DNA or RNA amplification to using different models of NGS instruments, could lead to inconsistent data across sites and experiments, or “noise” in the data. As a result, obtaining a comparable set of clinical genomics data can be challenging, particularly in decentralized settings in which inter-laboratory variability can be considerable.
•Data silos and lack of knowledge sharing. Most healthcare data is produced by different healthcare institutions and by centralized laboratories that use different instrument modalities. As a result, data is created and remains in silos. In hospitals, for example, clinicians may struggle to collect and piece together data sets from clinical genomics to pathology to medical imaging for patients that have been produced in different, non-standardized ways. Pharmaceutical companies face similar challenges when reconciling their clinical trial data with disparate real-world data sources, resulting in highly variable quality of insights.

•Barriers to collaboration. Healthcare professionals and researchers may be limited in their ability to share their patients’ healthcare data for various reasons, such as privacy or concerns over losing control of their data. In addition, they have difficulties collaborating with peers from different sites or different fields. As a result, collaborations among healthcare professionals and researchers across different sites and fields is suboptimal.
•Healthcare infrastructure is designed to facilitate healthcare delivery at a local or regional level, rather than on a global scale. Healthcare infrastructure is generally designed around centralized institutions, such as hospitals and laboratories, that generate data within their own facilities. This centralized design is not built to scale or to provide equal access to data-driven medicine globally.
•Existing software analytics approaches are limited in their ability to generate insights from multimodal data. Traditional approaches to software analytics solutions have primarily focused on analyzing data from a single modality and not on combining structured data from multiple modalities. Existing analytical software solutions thus have limited utility to generate insights from multimodal information.
Our SOPHiA DDM Platform
We believe that a decentralized platform is necessary to create the largest network that will bring the benefits of big data to customers and to both support, and benefit from, growth across the healthcare ecosystem. We purposefully built a cloud-native software platform capable of being used in decentralized locations and of analyzing data from multiple modalities and that can be scaled globally. With our SOPHiA DDM Platform, we have the potential to serve and collaborate with a variety of types of institutions in the healthcare ecosystem, including healthcare providers, centralized laboratories and biopharmaceutical companies.
Our SOPHiA DDM Platform is a global, cloud-native software platform that we began building in 2011. It is powered by our SOPHiA AI that standardizes, computes and analyzes digital health data, generating insights from complex multimodal data sets that have the potential to improve diagnosis, therapy selection and drug development. Our customers generally perform testing on their own samples, retain custody of both their sample and data, and use our SOPHiA DDM Platform to analyze the pseudonymized and de-identified data and share insights with each other. Through this process, we create and grow a collective intelligence. We offer multiple platform access models that enable customers to choose how they want to use our platform and customer network. These range from models in which customers produce their own data independently through their own testing operations to those in which customers produce the data through testing operations provided by our network of customer institutions. In all cases, customers access their data and our analytics through our SOPHiA DDM Platform. Our platform is designed to continually improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers.
We believe that our SOPHiA DDM Platform addresses key challenges to the adoption and democratization of data-driven medicine by:
•Enabling data harmonization and standardization across the healthcare ecosystem. The accuracy of our pattern-recognition AI/ML-based algorithms enables our platform to separate the signal from the noise and standardize data at high-quality levels.
•Breaking down data silos. We empower our customers to practice data-driven medicine through a decentralized model and support clinicians, laboratories and researchers across the healthcare ecosystem to improve clinical and scientific outcomes.
•Empowering clinicians and researchers to collaborate with peers from different sites or different fields. Our customers use our platform to share insights with each other across sites in our network. Our platform is designed to improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers.
•Offering a highly scalable platform. We designed our cloud-native software platform to be capable of scaling globally and to use AI to leverage the data that this scale provides.
•Generating insights from complex multimodal data sets. We believe our platform is uniquely positioned to combine high-quality data at the patient level to generate multimodal insights, leveraging the power of advanced AI/ML models.
The following figure shows how our SOPHiA DDM Platform functions within the healthcare ecosystem.
Our SOPHiA DDM Platform within the Healthcare Ecosystem

SOPHiA DDM™

SaaS cloud-based Platform

<u>SOPHiA Community</u>

- Uses proprietary algorithms to standardize, compute and analyze datasets
- Generates high quality data insights
- HIPAA and GDPR compliant

- Upload raw digital health data
- Access data insights

Genomics, Radiomics, Clinical trials data, Clinical data, EMR

Healthcare Institution
(Hospital, Lab, BioPharma)

↓

- Access anonymized statistical data insights and collective intelligence

SOPHiA Community
(Hospitals, Labs, BioPharma)

↓

Patients benefit from better care through data-driven medicine

We launched the first commercial application of our platform in 2014 to analyze NGS data for cancer diagnosis. We now offer a broad range of applications focused on precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, a new module that will further enhance our solution for longitudinal monitoring of cancer patients and tumor progression by integrating data across multiple modalities including genomic, radiomic, clinical, and biological). CarePath serves as the successor to our radiomic solution, which we plan to integrate into the module.
Our Network and Data
Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platforms globally for clinical genomics. As of December 31, 2025, we served more than 993 hospitals and laboratory customers globally through our SOPHiA DDM Platform who are part of our clinical genomics network. The establishment and creation of this network of customers has enabled us to capture and compute approximately 2.3 million raw clinical genomics profiles in oncology and other genetic-related disorders as of December 31, 2025, which is now growing by approximately 33,000 new profiles on a monthly basis.

Our SOPHiA DDM Platform Architecture
We believe that our platform architecture allows our platform to be highly flexible and scalable in terms of analyzing larger volumes of data, supporting additional data modalities, expanding to new geographies and deploying new applications and functionalities. This flexibility and scalability comes from our platform’s underlying architecture that is developed based on a deep understanding of our users’ needs and a thorough domain model, allowing us to build re-useable User Interface (“UI”) components and services to interact with the data. Our SOPHiA DDM Platform includes multiple tailored analytics engines, each tuned to specific domains and use cases. Each domain is responsible for its own data with a common shared data model that allows powerful Extract-Transform-Load (“ETL”) pipelines to process specific data sets, integrating data into a series of regional data warehouses that enable comprehensive and performant multimodal queries to be run across the entire global data set. We have nine regional data centers in Switzerland, France, the Netherlands, the United States, Canada, Brazil, Australia, and the UAE.
As of December 31, 2025, this platform architecture was deployed in 75 countries through our cloud-based solution. We have developed significant operational experience by running such a large-scale cloud-based platform, which we believe enables us to deploy rapidly in new geographies. We have demonstrated that we can deploy in a new geography in approximately one to four weeks if appropriate cloud infrastructure exists in Microsoft Azure, twelve weeks if such cloud infrastructure does not exist.
We regularly release platform updates. Through these updates, we offer our customers either new content, in the form of new applications, or improvements to existing applications, such as new functionalities. We believe the frequency of our updates is a competitive advantage in a rapidly evolving precision medicine ecosystem and allows our customers to benefit from new biological discoveries, such as genomic associations, that are reflected on the platform.
Cybersecurity
As part of our business, we collect, transmit, receive, process, use and store pseudonymized and de-identified data provided by our customers. Our customers are required to obtain their patients’ consent to our use of the data. We use security techniques designed to safeguard data received from our customers using a combination of data architecture, pseudonymization, anonymization, minimization and segregation, and process and store this data only in accordance with our agreements with customers and applicable data protection laws and regulations. This data is aggregated and analyzed by our proprietary algorithms and models in our SOPHiA DDM Platform to generate insights. These insights, which show aggregated and general trends without identifying specific patients and without providing personally identifiable information, form the growing collective intelligence that we provide to our customers.
Cybersecurity and data protection are core tenets of our company. We have processed over 2.3 million genomic profiles and continue to process more than 70 terabytes of data each month for our customers around the world, subject to applicable data protection laws and regulations, including HIPAA and the GDPR. We accomplish this through our global compliance framework that integrates specialized and dedicated personnel, procedures and controls and ISO/IEC 27001:2022, ISO/IEC 27017:2015 and ISO/IEC 27018:2019 security infrastructure and cloud service processing, to protect data against damage, loss and unauthorized access, use, modification, disclosure or other misuse.
Applications of Our Platform
We currently have commercial applications targeting both clinical and biopharma markets. We serve our clinical market customers through two offerings of our SOPHiA DDM Platform. Our first offering is our SOPHiA DDM Platform for clinical genomics, spanning a broad range of applications that we market for analyzing genomic data across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. Our SOPHiA DDM Platform empowers customers to build their own precision medicine operations, including testing, and then use our platform to generate insights from their data. Our second offering is our Alamut suite of genomics mutation interpretation software, which is connected to our SOPHiA DDM Platform and gives our customers advanced analytics capabilities for a deeper and more informed genomic data interpretation.
For revenues generated from applications for which the disease end market is known, approximately 73% of our revenue from clinical customers in the year ended December 31, 2025 was attributable to oncology applications, including hereditary cancer, while approximately 27% was attributable to other disease areas such as rare diseases, cardiology, neurology and metabolism, with applications ranging from targeted gene panels to whole-exome solutions. In the future, we intend to pursue additional IVD status and FDA approval for specific solutions. We also intend to support external collaborators in deploying their own IVD or FDA-approved solutions on our SOPHiA DDM Platform.
We serve our biopharma customers by leveraging the capabilities and Data of our SOPHiA DDM Platform to help customers solve bottlenecks across the biopharma value chain, including throughout the Discovery, Development and Deployment stages. We currently have four branded applications for biopharma customers: SOPHiA Insights for generating insights pre- and post-approval of a drug based on our own proprietary SOPHiA DDM Platform data sets or on the biopharma customers’ own data sets; SOPHiA Trial Match for clinical trial recruitment of biomarker-defined patient populations; SOPHiA CDx for companion diagnostics development and deployment in our decentralized network of customer institutions; and SOPHiA Awareness for providing real-world insights into NGS testing to inform market-shaping and commercialization strategies. We launched our initial applications for the biopharma market in 2019.
The following figure shows our applications that we currently commercialize across both clinical and biopharma markets.
Our SOPHiA DDM Platform’s Applications Currently in Market

Clinical Applications

SOPHiA DDM™

A broad range of applications for analyzing genomic data, empowering customers to build their own precision medicine operations

Alamut

Stand-alone genomics analysis software that allows customers deeper and more informed genomic data interpretation

SOPHiA DDM

BioPharma Applications

SOPHiA Trial Match

Place "molecular alerts" in our SOPHiA platform to accelerate biomarker-defined patient enrollment into clinical trials

SOPHiA Insights

Leverage our SOPHiA platform dataset and multimodal AI analytics capabilities to generate insights pre- and post-approval of a drug

SOPHiA CDx

Leverage SOPHiA's capabilities to develop variant detection and identification algorithms to support companion diagnostics programs

SOPHiA Awareness

Provide real-world insights on NGS testing to support biopharma customers' market-shaping and commercial strategies

ONCOLOGY • RARE DISEASES • CARDIOLOGY • NEUROLOGY • METABOLISM

Clinical Applications
In the clinical market, we currently serve three main customer segments: academic and non-academic hospitals (including comprehensive cancer centers and children’s hospitals), reference laboratories and specialty laboratories. We currently serve our clinical market customers through two offerings of our SOPHiA DDM Platform: our SOPHiA DDM Platform for clinical genomics and our Alamut suite of genomics mutation interpretation software. We have also unveiled SOPHiA CarePath, a multimodal module on our SOPHiA DDM Platform, encompassing the capabilities of our radiomic solution, which we plan to commercialize across our clinical customer base in the future.

Oncology Applications
Our oncology applications support both germline and somatic oncology testing across both solid and liquid tumors. Our commercial oncology applications support diagnosis, therapy selection and disease monitoring. Our SOPHiA DDM Platform also supports the deployment of novel oncology testing applications. In genomics, this includes liquid biopsy-based early cancer screening as well as treatment response monitoring and minimal residual disease monitoring. In multimodal, we are able to complement and enhance our genomics capabilities with other data modalities, such as radiomic and clinical data, to include diagnosis, prediction of disease evolution and response to specific therapies, as well as longitudinal follow-up of the tumor for treatment response monitoring. The following figure shows our current applications in oncology.
Our SOPHiA DDM Platforms’ Oncology Applications
Non-Oncology Applications
Our non-oncology applications currently focus on disease areas such as rare diseases, cardiology, neurology and metabolism, with applications ranging from targeted gene panels to whole-exome solutions. While clinical genomics applications are still emerging in these disease areas, we expect significant opportunity as the life sciences field continues to establish the genetic determinants of high-profile diseases such as hereditary cardiovascular conditions, multiple sclerosis, Alzheimer’s disease, autism and metabolic syndrome. We also see significant promise of multimodality in these other disease areas, for example, in cardiology by generating novel multimodal insights stemming from the joint analysis of genomics data, radiomic analysis of ultrasound images and analysis of electrocardiograms.
Our SOPHiA DDM Platform in Genomics
We believe that our technical capabilities are cutting-edge in the genomics space. Our platform can process data from any type of biological sample, including fresh frozen tissue, formalin-fixed paraffin-embedded samples as well as liquid circulating tumor DNA samples. It can also process data from any nucleic acid source across DNA and RNA. We can identify with confidence any type of genomic alteration, including single nucleotide variants (“SNVs”), insertions-deletions (“indels”), copy-number variations (“CNVs”) and gene fusions, as well as more complex mutational signatures such as microsatellite instability (“MSI”), tumor mutational burden (“TMB”), homologous recombination deficiency or minimal residual disease. Our smart algorithms allow us to reach high accuracy on the detection and identification of challenging genomic alterations, such as mutations in CEBPA or FLT3-ITD, MET exon14 skipping mutations, or rare gene fusions. The following figure shows our SOPHiA DDM Platform’s capabilities in genomics.

Our SOPHiA DDM Platform’s Capabilities in Genomics
Our SOPHiA DDM Platform clinical genomics workflow involves CLIA-CAP and equivalent laboratories in academic hospitals, comprehensive cancer centers, children’s hospitals and reference and specialty laboratories collecting patient samples and conducting the genetic sequencing on their premises. In doing so, they can use different NGS solutions on different NGS sequencing instruments.
For somatic oncology applications, for example, the laboratory technician logs into our SOPHiA DDM Platform and loads the raw, pseudonymized, NGS data of multiple patients from the sequencing run, indicating the oncology indication to be investigated. The genomics data is securely transferred to our platform that operates globally in eight different regional data centers, keeping the data closest to the customer and complying with all local data handling requirements. The data is automatically recognized by our AI-based smart algorithms that check data quality. All types of genomic variants and signatures are then detected and identified with high accuracy, including SNVs, indels, CNVs, fusions, MSI and TMB. This molecular information is then annotated and pre-classified using AI/ML techniques.
The principal investigator, usually a pathologist or geneticist (for germline applications), accesses the results and completes the interpretation. The principal investigator may flag or store the genomic variants that he or she has recognized as being associated with a certain disease on our platform. Because of the decentralized nature of our network, other users in different sites can see the aggregated flagging of a specific variant from the community to further assist their own interpretation. The more interpretations being conducted in our platform, the more novel knowledge is generated and made available to our community. Our platform is particularly easy to use as it does not require an additional technician and provides a user-friendly interface to upload data and navigate data analytics. We believe that this ease-of-use, coupled with the scale of our decentralized platform, will empower our users to continue to rapidly uncover new variants.
This workflow is technology-agnostic in terms of sequencer type and sample preparation technology and supports a broad range of different commercial NGS solutions. The following figure shows our SOPHiA DDM Platform’s genomics workflow.

Our SOPHiA DDM Platform’s End-to-End Genomics Workflow
Our SOPHiA DDM Platform in Multimodal Data Analytics
Through our SOPHiA CarePath module on our SOPHiA DDM Platform, we can support the multimodal analysis of any source of digital health data, developing machine learning predictive models of aggregated multimodal data stacks for the same patient. We can support the analysis of clinical, biological, genomics, radiomics data today and intend to support additional data modalities such as digital pathology, proteomics, spatial genomics and metabolomics in the future.
We offer a range of predictive modeling applications ranging from disease screening, disease early detection, disease diagnosis and subtype discrimination, prediction of disease evolution, prediction of response to therapy, therapy selection and monitoring. We develop these multimodal predictive models in close collaboration with leading academic institutions together with cross-functional teams consisting of treating physicians (such as oncologists), radiologists and pathologists. Illustrative examples of advanced clinical research projects in which we have proof-of-concept data include prediction of response to anti-PD-1 immunotherapy for patients with metastatic non-small cell lung cancer, and prediction of pathological complete response after neoadjuvant therapy for patients with triple-negative breast cancer. For example, we sponsored a retrospective 57-patient analysis of the use of nivolumab for the treatment of relapsed or refractory non-small cell lung cancer to identify predictive markers of immune-oncology response based on multiple sources of data through machine learning analysis. We found that machine learning could help predict a patient’s response using baseline data and can help identify markers that are predictive of the patient’s response. We are sponsoring multimodal clinical studies to refine and assess the clinical significance of some of these multimodal signatures, which we believe will enable us to further improve our SOPHiA DDM Platform and develop new predictive algorithmic models that we can then deploy on our platform to serve a wide range of stakeholders, including oncologists and other treating physicians. The following figure shows our SOPHiA DDM Platform’s capabilities in multimodal data analytics.

Our SOPHiA DDM Platform’s Capabilities in Multimodal Data Analytics

SOPHiA platform
All digital health data modalities supported
Clinical data (EHR)
Genomics
Transcriptomics
Radiomics
Metabolomics
Digital pathology
Epigenomics
Hematological data
Proteomics
Artificial Intelligence
Network effects
Predictive analytics
SOPHiA DDM™
Feedback loops
Actionable insights
Disease screening
Disease early detection
Disease diagnosis
Prediction of disease evolution
Prediction of response to therapy
Therapy selection
Monitoring
MULTIMODAL
Oncology
Rare diseases
Cardiology
Neurology
Metabolism

Among our multimodal capabilities, besides our initial core competency in genomics, we have built out technical capabilities that we believe are cutting-edge in the radiomics space. These capabilities are integrated into and offered through our SOPHiA CarePath module. We can process and analyze data from any type of three-dimensional medical imaging technology, including CT, PET, MRI and SPECT scanners. We have developed AI/ML-powered segmentation algorithms that detect tumors in the scans and that segment and reconstruct tumors in three dimensions on our SOPHiA DDM Platform. Our current segmentation applications cover a wide range of major tumor types, including lung, breast, liver, kidney and brain cancer, supporting the analysis of primary and secondary (i.e., metastatic disease of another organ origin) tumors. In addition, we are developing new applications in areas such as colorectal, prostate, ovarian or neuroendocrine cancers. Radiomics features extraction is conducted on segmented tumors, generating hundreds of data points across volumetric, morphological, first order (i.e., heterogeneity), second order (i.e., texture), and deep-learning generated features. Our features extraction process is compliant with the Image Biomarker Standardization Initiative (“IBSI”) recommendations, such that results from our radiomics analyses are standardized and can be readily compared with similar analyses globally. Through our segmentation and radiomics features extraction steps, we turn existing medical images into hundreds of novel data points. We offer radiomics applications ranging from disease detection, discrimination of disease histological subtypes, prediction of tumor evolution and prediction of disease progression. In the future, we intend to develop additional radiomics applications for existing and new tumor types, as well as for disease areas outside of oncology, such as cardiology, neurology and metabolism.
Additionally, we may expand applications to other imaging modalities such as two-dimensional modalities (e.g., ultrasound, traditional x-rays) as well as testing modalities that can be processed through imaging-based approaches (e.g., electrocardiograms). The following figure shows our SOPHiA DDM Platform’s capabilities in radiomics.

Our SOPHiA DDM Platform’s Capabilities in Radiomics

AI-powered segmentation algorithms
Primary and secondary tumors
Breast cancer
Kidney cancer
Lung cancer
Brain cancer
Neuroendocrine tumors
Liver cancer
Automatic radiomics features extraction
Morphological
First order (heterogeneity)
Second order (texture)
Deep-learning generated features
Process any 3D imaging data
CT
SPECT
MRI
PET
Machine learning predictive models
Tumor subtype discrimination at diagnosis
Tumor evolution over time
Response to therapy
Disease progression
RADIOMICS
Oncology
Rare diseases
Cardiology
Neurology
Metabolism

While the data modality is different for radiomics compared to genomics, the same overall workflow and principles apply. The user, typically a radiologist, identifies the relevant medical images for a specific patient in the local picture archiving and communication system. The user then uploads the images into our SOPHiA DDM Platform. For a metastatic lung cancer case, for example, deep learning and other machine learning proprietary algorithms automatically detect the imaging modality, recognize the organ, segment the tumor and extract more than 200 radiomics features from the tumor image. These radiomics features can then be aggregated with genomics, clinical and biological data from the same patient. The following figure shows our SOPHiA DDM Platform workflow for radiomics.
Our SOPHiA DDM Platform’s End-to-End Radiomics Workflow

Biopharma Applications
In the biopharma market, we currently serve three types of customers: pharmaceutical companies, biotechnology companies, and CROs. Leveraging both our SOPHiA DDM Platform genomic applications and our customers’ own proprietary data through our AI/ML-powered multimodal analytics capabilities, we help customers solve development complexities and bottlenecks across the biopharma value chain. We categorize our applications based on a framework to address specific needs across the Discovery, Development, and Deployment stages of the drug and therapeutic life cycle both pre- and post-commercialization supported by the underlying data generated on our Platform. Across our application portfolio, we offer four branded applications: SOPHiA Insights, SOPHiA Trial Match, SOPHiA Awareness and SOPHiA CDx, to address the needs of our biopharmaceutical and biotechnology customers, including diagnostic assay development, clinical trial matching and application, drug and therapeutic design optimization, and diagnostic assay deployment. The following figure shows our capabilities across the biopharma value chain.

SOPHiA GENETICS’ Offerings across Biopharma Value Chain

We began commercializing biopharma applications in 2019. Our biopharma applications are competitively positioned as insights programs, which utilize data already uploaded to the SOPHiA DDM Platform or proprietary data provided directly by a biopharma customer. We believe that our customers value our biopharma applications for their ability to identify unique patient populations in clinical research and asset commercialization efforts. We signed our first biopharma customer in 2019. We served four biopharma customers accross multiple programs during the fiscal year ended December 31, 2025.
Discovery Applications.
While Moore’s law has generally played out accordingly in the computation and software space with significantly greater efficiency for lower cost being achieved over time, Eroom’s law has been used to explain an observed trend in the drug discovery space as the inflation-adjusted costs to bring a drug to market continue to rise over time. Despite the improvements in technology over time, drug discovery has remained very complex with many critical decisions that need to be made along the way at which point could ultimately lead to an unviable path forward.
To address the growing costs of drug discovery, biopharma and biotechnology companies are increasingly turning to technology solutions, particularly artificial intelligence and machine learning, to apply the benefits of Moore’s law to reverse the observed costs according to Eroom’s law. With our SOPHiA DDM Platform, we can help our biopharma and biotechnology customers make more informed decisions in the drug discovery process by leveraging the data we generate on our SOPHiA DDM Platform across our global network and applying our proprietary artificial intelligence and machine learning algorithms to the data across our network and the proprietary data of our customers. Within the Discovery segment, our current primary focus is on the later sub-stages post target identification and prior to Development, such as assay development and lead optimization.
Development Applications
The drug and therapeutic development process can be very long and capital intensive. There are both significant financial and opportunity costs that are incurred but never recouped should a drug or therapeutic fail in development stage. To increase the likelihood of success, biopharmaceutical and biotechnology companies are increasingly turning to algorithm based approaches powered by machine learning and artificial intelligence to better predict drug properties and aid in drug and therapeutic design and clinical trial testing and applications.

We are supporting our biopharma and biotechnology customers in the drug and therapeutic development process through our decentralized, technology agnostic SOPHiA DDM Platform powered by our machine learning and artificial intelligence algorithms. Our SOPHiA DDM Platform’s unique ability to harmonize data derived from diverse genomic instruments and deploy as a robust, standardized solution enables a new model for clinical trial testing through a decentralized approach, allowing our biopharma and biotechnology customers to optimize patient selection and clinical trial design. Leveraging our SOPHiA DDM’s capabilities and multimodal data, we can also support our customers in developing companion diagnostics (“CDx”) to improve testing across the target patient populations and help them in optimizing their drug and therapeutic designs. Through our SOPHiA CarePath module, we will also enable our customers to track patients longitudinally across multiple data modalities to support their clinical trials.
Deployment Applications
As biopharmaceutical companies begin deploying their drugs and therapies, they can face challenges associated with the identification and enrollment of eligible patients. To increase adoption, biopharma companies have partnered with clinical institutions to expand access to diagnostic testing that could help identify new patients eligible for and who can benefit from the new drugs and therapies.

We can help our biopharma customers with their deployment-related challenges in multiple ways. In the absence of an applicable diagnostic assay, the versatility of our SOPHiA DDM Platform allows us to support our customers by helping them develop new targeted assays, including companion diagnostics, to diagnose and identify eligible patients. We can then help our customers expand access to diagnostic testing by deploying a SOPHiA GENETICS developed diagnostic assay or a third-party developed diagnostic assay across our broad global network of hospital and laboratory customers.

SOPHiA Insights
Faced with a complex and fragmented precision medicine environment, we believe biopharmaceutical companies need access to high quality real-world data sets and advanced data analytics capabilities to generate insights from these data sets to inform their decision-making. However, currently, these data sets are often fragmented, siloed and of variable quality, while data analytics capabilities are typically more focused on single-modality applications.
We offer solutions to support biopharma customers by generating insights pre- and post-approval of a drug throughout the entire pharma value chain, including the research, development and commercialization stages. We can generate these insights both based on our SOPHiA DDM Platform real-world data sets and by leveraging our AI/ML-powered multimodal analytics capabilities on the biopharma customer’s own data sets, including data from their clinical trials. For example, a biopharmaceutical company may ask us to generate insights from our platform regarding the real-life molecular epidemiology of rare genomic variants in a specific cancer type, including NGS sequencing install base and testing practices across geographies. A biopharmaceutical company may also ask us to support it in the AI/ML-powered multimodal analysis of its own data sets, which could include genomics, clinical, biological and medical imaging data from its clinical trials, for example to identify new biomarkers associated with patient subgroups that may have a higher likelihood of response to an investigational therapy. As we generate increasingly more multimodal patient-level data stacks in our SOPHiA DDM Platform, in the future, we may support biopharmaceutical companies on novel use cases, including real-world virtual control arms for clinical trials.
SOPHiA Trial Match
Challenges of clinical trial patient enrollment is a major bottleneck for clinical trial sponsors, which leads to delays, increased costs and clinical trial failures. This challenge is magnified in the case of biomarker-targeted investigational therapies associated with rare genomic variants due to the difficulty of finding and recruiting patients with the desired genomic traits.
With SOPHiA Trial Match, sponsors can place “molecular alerts” in our SOPHiA DDM Platform for specific genomic variants or signature that may indicate eligibility for a clinical trial. When a genomic profile matching the recruitment criteria is detected in our platform, the participating local healthcare Institutions or research centers are notified in real-time and given the opportunity to connect with the clinical trial sponsor. We provide the real-time trial matching services for our participating customers.

SOPHiA CDx
We are witnessing a steady growth in the number of regulatory approvals for therapies linked to companion diagnostic assays in oncology and other disease areas. Today, these CDx assays are typically used in a centralized model in which healthcare institutions lose access to their samples and data and which can suffer from poor turnaround times due to logistical issues. We believe that in the future CDx assays will become increasingly decentralized which will drive further testing uptake at scale and enable faster turnaround times.
We offer strategic and operational support for biopharma CDx programs. Biopharma customers can leverage our capabilities to develop genomic variant detection and identification solutions with high accuracy and precision, as well as our ability to decentralize such CDx solutions at scale through our global footprint. We believe that, in the future, CDx programs may become multimodal in nature, which we would be in a position to support through our multimodal analytics capabilities.
SOPHiA Awareness
As biopharmaceutical companies commercially launch new biomarker-targeted therapies (e.g., linked to a specific companion diagnostic assay), they face significant challenges in driving broad adoption and testing rates of specific biomarkers of interest. For example, the genomics testing landscape is currently fragmented with important regional and local variations. In that context, we believe it is imperative for biopharmaceutical companies to adequately manage parallel and interdependent adoption curves across the biomarker testing and therapy prescription dimensions. While biopharmaceutical companies tend to have insights into prescription patterns by health practitioners, they typically lack insights into real-life genomics testing practices across geographies.
We support biopharma customers with real-world insights on NGS testing trends to support their market-shaping and commercial strategies. For example, when novel therapies enter the market, a biopharmaceutical company may ask us to provide regular aggregated statistical reports on NGS testing results in specific geographies to optimize resource allocation for its go-to-market strategy. A biopharmaceutical company may also collaborate with us to increase the NGS testing rate of specific biomarkers in our network, thus supporting the identification of relevant genomic variants for targeted therapies, for example by sponsoring increased testing volumes and NGS panel upgrades. As more data modalities are computed in our SOPHiA DDM Platform, we envision additional market opportunities for SOPHiA Awareness.
Alamut Suite of Genomics Analysis Software
Our offering in the clinical genomics space also includes the Alamut suite of genomics mutations interpretation software. This add-on software is connected to our SOPHiA DDM Platform through an API and provides our customers with advanced analytics capabilities for a deeper and more informed genomic data interpretation. It simplifies and accelerates variant interpretation workflows by providing an exploration and visualization application powered by an extensive collection of top-ranked external databases and proprietary prediction tools, which has the potential to be particularly impactful in deepening genomic investigations in rare diseases.
In the future, we plan to offer other add-on software solutions that are integrated with our SOPHiA DDM Platform, including software solutions from external collaborators, and that provide additional analytics capabilities. Such offerings have the potential to further increase the value of our SOPHiA DDM Platform through indirect network effects, attracting new types of customers and solutions to our network.
Clinical Publications
Our technology and its broad applications have been utilized in clinical trials and research projects discussed in more than 2,712 peer-reviewed publications as of December 31, 2025. These publications support scientists in new discoveries and applications across oncology, immunology, cardiology, neurology, rare diseases and other disease categories.

Access Models
We currently have three models through which customers access our SOPHiA DDM Platform. In the dry lab access model and the bundle access model, we empower customers to produce their own data. In the integrated access model, we help customers produce data through our existing network of institutions. In all cases, clinical customers access their data through our SOPHiA DDM Platform. Our biopharma customers can access our SOPHiA DDM Platform through the same three models, but they may also have access to data generated through our SOPHiA DDM Platform in the form of custom reports and analytics.
The dry lab access model involves customers using the testing instruments and consumables of their choice and our SOPHiA DDM Platform and algorithms for variant detection and identification. In this model, we provide clinical genomics analytics capabilities without influencing the tools that customers use to generate the data. For example, in genomics, a laboratory might order an NGS kit directly from the manufacturer, conduct the sequencing using its installed sequencer and then use our smart algorithms in our SOPHiA DDM Platform for data analytics.
The bundle access model enables us to support our customers end-to-end across the data generation, analytics and reporting steps. In this model, we bundle third-party instruments and consumable products with our analytics solution to provide customers the ability to perform end-to-end workflows. By bundling our algorithmic capabilities with specific high-performance instruments and consumables from third parties, we can further increase the accuracy of our genomics solutions.
The integrated access model provides customers with the ability to access high-quality data on our platform even when they cannot generate data themselves. Customers that are not able or do not wish to locally conduct the sequencing steps, for example, due to a lack of appropriate resources, can have their samples processed and sequenced within our SOPHiA clinical network. We route their samples to selected SOPHiA DDM Platform collaborators who conduct the sequencing process for the customer and upload the resulting data into our SOPHiA DDM Platform. The customer is then able to access the data through our SOPHiA DDM Platform. Through this model, the selected SOPHiA DDM Platform collaborators can increase their sequencing volumes, while our SOPHiA DDM Platform is further enriched by the data produced.
The same conceptual access models apply to our multimodal solution SOPHiA CarePath. For multimodal, including our integrated radiomics solution, we are currently offering a dry lab access model, in which we provide the algorithmic analytics solutions while leaving the data generation at the discretion of our customers. We have developed, and intend to continue to develop, smart algorithms for specific radiomics applications, such as deep learning-enabled algorithms that can automatically recognize a lung CT scan image, detect an advanced lung cancer tumor, segment the tumor and extract radiomics features for further analysis. In the future, we may also offer a bundle access model, in which we offer solutions linked to specific imaging contrasting agents or imaging procedure modalities to optimize the performance of the final signal analysis.
We intend to apply the same conceptual access models to additional data modalities that we may support in our SOPHiA DDM Platform in the future, such as digital pathology, proteomics, spatial genomics and metabolomics.
Benefits to Customers
Our platform has the potential to offer the following benefits for customers, empowering them to adopt data-driven medicine to improve clinical and scientific outcomes:
•Accuracy. Our platform design and data analytics capabilities provide high accuracy analytics for our customers, who have access to high quality, standardized data through our SOPHiA DDM Platform.
•Turnaround time. We empower our customers to generate data themselves locally, which avoids delays associated with shipment, logistics and processing of samples through an external collaborator. We therefore significantly reduce the turnaround time, which is a critical factor in driving toward timely diagnosis and treatment of disease.
•Cost-control through increased efficiency. Customers can compute, detect and annotate any type of genomic alterations through our SOPHiA DDM Platform without the need for specific orthogonal assays, thus reducing additional testing costs.
•Maintenance and development of in-house expertise. By empowering our customers to retain ownership and access to their biological samples and data, we enable them to build in-house expertise while benefiting from world-class analytics accuracy through our SOPHiA DDM Platform’s network effects.
•Accelerated launch of new precision medicine applications. The universal nature of our SOPHiA DDM Platform facilitates adding new applications to the same workflow once an institution adopts our platform. Our customers can avoid having to set up parallel and sometimes redundant workflows for different assays and technologies.
Markets
We estimate that our clinical and biopharma applications targeted a $40 billion global total addressable market opportunity in 2025, approximately $9 billion of which was in the United States based on our addressable clinical market. These estimates are primarily based on epidemiological data, including incidence and prevalence estimates of addressable populations for each application, as well as a range of price assumptions for our applications and products taking into account differences in panel sizes. Further, these estimates do not depend on obtaining regulatory clearances or approvals to market our applications and products as in vitro diagnostics (“IVD”) and / or software as a medical device (“SaMD”) in the United States. Over time, we believe that our platform and insights enable market opportunity expansion through new application and product development. The following figure shows our estimated total addressable market in 2025.
Our Total Addressable Market

Clinical Market Opportunity
We estimate our total addressable global clinical market opportunity for our current offerings was $25 billion in 2025, with the largest market opportunity being in oncology.

Oncology. While the majority of commercial business today in the clinical market comprises diagnosis and advanced therapy selection, our capabilities enable us to serve the oncology testing market across the full patient journey. We can also support healthcare practitioners across tumor and sample types at any stage of the patient journey as long as genomic information or 3D medical imaging is applicable. Our clinical oncology market opportunity consists of five market segments: screening, early detection, diagnosis, therapy selection and monitoring.
Rare diseases. In rare diseases, we believe the adoption of data-driven medicine is just beginning and represents a significant opportunity for growth. In the rare disease market, there has been growing preference among clinical institutions for larger genetic testing panels, including whole-exome and whole genome panels, to test for a more comprehensive array of rare diseases in contrast to the smaller, more targeted panels that are common in the market today. We believe we are well adapted to address this market opportunity with the exome solutions offered through our SOPHiA DDM Platform. In addition to our SOPHiA DDM Platform, our Alamut suite of genomics mutation interpretation software could be particularly impactful in deepening genomic investigations in rare diseases.
Other disease areas and conditions. We believe that the aggregate market opportunity linked to other disease areas beyond oncology and rare diseases could ultimately be larger than our current opportunity in oncology and rare diseases given their higher prevalence compared to cancer. Our SOPHiA DDM Platform has applications in areas such as cardiology, neurology and metabolism, through applications ranging from targeted gene panels to whole-exome solutions. While genomics applications are still emerging in these disease areas, we expect significant opportunity in the coming years as novel findings establish the genetic determinants of high-profile diseases such as inherited cardiovascular conditions, multiple sclerosis, Alzheimer’s disease, autism and metabolic syndrome. We provide applications in each of these disease areas today, and plan to further penetrate the testing landscape in these disease areas through genomics and other data modalities in the future.
Other data modalities beyond genomics. We designed our platform architecture to be able to scale with new digital healthcare data modalities beyond genomics. We have already taken the next step in that direction by developing and deploying our proprietary radiomics analytics capabilities onto our SOPHiA DDM Platform. In radiomics, we offer analytics solutions for three-dimensional medical imaging technologies, including CT, MRI, SPECT and PET scanners, regardless of manufacturers. Additionally, we may expand applications to other imaging modalities such as two-dimensional modalities (e.g., ultrasound, traditional x-rays) as well as testing modalities that can be processed through imaging-based approaches (e.g., electrocardiograms). Beyond radiomics, we intend to support additional data modalities in the future, for example digital pathology, proteomics, spatial genomics and metabolomics. We believe that supporting additional data modalities in our SOPHiA DDM Platform, both as stand-alone modalities and in a multimodal approach, has the potential to open significant new market opportunities and increase our total addressable market in the future.
Biopharma Opportunity
Oncology and rare diseases. We estimate our total addressable biopharma opportunity for our current offerings was $15 billion in 2025 based on three market segments: Discovery, Development, and Deployment. We believe also that our strategic positioning as a healthcare data analytics platform will enable other business opportunities to become available in the future, in, for example, global public health solutions.
Other Market Opportunities Accessible with our Business Model
We believe that our strategic positioning as a healthcare data analytics platform has the potential to enable other business opportunities to become available in the future.
Universal analytics platform for digital health data. Leveraging our global network and customer base, we may enter into collaboration agreements with third-party providers of solutions and services that can be deployed through our SOPHiA DDM Platform and to our customer network, thereby generating new indirect network effects. We believe that we could provide a single, unified analytical workflow through our SOPHiA DDM Platform for instruments generating many kinds of digital health data, such as digital pathology, proteomics, single-cell sequencing and other similar applications.
Global public health solutions. Our SOPHiA DDM Platform could provide a fast and reliable ecosystem to gather data on a global scale and inform public health agencies on significant health-related events, such as pandemics. The COVID-19 pandemic has demonstrated the need for solutions able to harmonize and analyze vast data sets on a global scale, for example, to track the evolution of new variants of the SARS-CoV-2 virus over time and across geographies. This may apply to other infectious diseases, and to human host factors such as detecting specific susceptibility characteristics through genomics and other phenotypic information across populations.
Value-based medicine. As data-driven medicine and multimodality diagnostic approaches are further adopted in the future, we may collaborate with healthcare stakeholders such as payors, providers and integrated healthcare systems to increase the overall affordability of healthcare. We may develop outcomes-based business models in which we enter into risk-sharing agreements with these stakeholders to support the optimal care management of specific patient populations with the goal of achieving better health and economic outcomes.
Our Platform’s Advantages
We believe our SOPHiA DDM Platform has several advantages over alternative genomics analytics platforms as well as other business models aimed at providing data-driven medicine.
Unique Value Proposition as a Genomics Analytics Platform
Our SOPHiA DDM Platform enables highly sensitive and specific testing and rapid turnaround time, enabling customers to compute, detect and annotate genomic alterations with high confidence. Our platform and its many applications also allow customers to rapidly build and scale precision medicine operations with different applications. We believe that a crucial characteristic for customers and a key differentiator of our platform is accuracy, leading to quality of insight. The accuracy of our pattern-recognition, AI/ML-based algorithms enable our platform to separate the signal from the noise and standardize data at high-quality levels. Our smart algorithms have high accuracy across applications, from oncology to rare diseases and cardiology, and reduce testing costs by obviating the need for orthogonal assays. The accuracy of our algorithms is a result of the scale and diversity of data within our database.
The following table shows how our SOPHiA DDM Platform performs on genomic variant detection from NGS data across a range of selected genomics applications versus the analytical performance of widely used orthogonal assays such as Sanger Sequencing, MLPA, array CGH and digital PCR.

Our SOPHiA DDM Platform’s Analytical Performance in Selected Current Genomics Applications

1.Results of the CE-IVD study based on our Solid Tumor Solution (STS) that included data from 6 different sequencing centers and a total of 155 clinical and commercial FFPE samples in which 192 confirmed variants were used as the standard.
2.Results of the CE-IVD study based on our Hereditary Cancer Solution (HCS) that included data from 7 different sequencing centers and a total of 159 clinical and commercial samples in which 1,252 confirmed variants were used as the standard.
3.Results based on the clinical exome analysis of the Ashkenazim trio (mother, father and son’s DNA) from the Genome In a Bottle consortium that included data from 2 different sequencing centers and a total of 9 samples (including replicates) in which an average of 6,241.2 confirmed variants per sample were used as the standard.
4.Results based on two similar studies that included data from 2 different sequencing centers and a total of 113 clinical and commercial samples in which 833 confirmed variants were used as the standard.
Sensitivity measures how often a test correctly generates a positive result for samples in which a certain genomic variant is present (“true positive” rate). Specificity measures how often a test correctly generates a negative result for samples in which a certain genomic variant is not present (“true negative” rate). Accuracy measures the proportion of tested samples that are correctly classified (“true positives” plus “true negatives”). Precision measures the ability for repeated analyses on the same samples to give similar results.
Broad and Growing Multimodal Application Offering
The breadth of our applications and multimodal capabilities enables our customers to deploy and scale their data-driven medicine operations rapidly and to incorporate additional clinically relevant data sets over time. We believe our platform is uniquely positioned to combine high-quality data at the patient level to generate multimodal insights, leveraging the power of advanced AI/ML models. We have developed proprietary capabilities in AI/ML-enabled exploration of multimodal signatures. Through these, we can unlock the synergistic power of next-generation healthcare data to advance predictive capabilities. We believe that over time, multimodal data will provide a superior means to diagnose and treat disease relative to the current approach focusing on just a single modality.
Software-based Platform Facilitates Rapid Global Scaling and Data Collection
We designed our cloud-native software platform to be capable of scaling globally and to use AI to leverage the data that this scale provides. As of December 31, 2025, we served more than 993 hospital, laboratory and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products, and services. We believe that this global footprint is unique and enables us to capture a wide variety of real-world clinical data around the world. The following figure shows our customer base by region as of December 31, 2025.

Our Customer Base by Region

We have been expanding our customer base as well as the volume of data that we analyze. From December 31, 2016 to December 31, 2025, our number of active customers grew from 182 to more than 993. During the same period, the aggregate number of genomic profiles analyzed using our SOPHiA DDM Platform grew from approximately 80,000 profiles to approximately 2,300,000 profiles, recently growing by approximately 33,000 new profiles on a monthly basis.
We regularly release platform updates, currently at a pace of once every three weeks. Through these updates, we offer our customers either new content, in the form of new applications or improvements to existing applications, such as new functionalities. We believe this update frequency is a competitive advantage in a rapidly evolving precision medicine ecosystem and allows our customers to benefit from new biological discoveries, such as genomic associations, that are reflected on the platform.
Ability to Work with All Stakeholders in the Healthcare Ecosystem
We are empowering our customers through a decentralized model and are able to support clinicians, laboratories and researchers across the healthcare ecosystem. This enables us to benefit from growth across the industry and provide the benefits of our network to different stakeholders. We are also able to collaborate with other product providers in the ecosystem to bundle our solutions to provide differentiated end-to-end solutions. For example, we collaborate with testing kit companies, testing hardware providers, software analytics companies, and diagnostic companies operating with a centralized model. We collaborate with companies including Twist, IDT and Agilent to create an integrated solution using our analytics platform and their library preparation products, including DNA enrichment kits, and with hardware and lab automation providers such as Hamilton and PerkinElmer. We believe that we can support and collaborate with any industry player for their data analytics needs and are therefore not dependent on any specific business model or industry segment.
We believe that this unique ecosystem positioning strategy, coupled with our industry-leading analytics capabilities and our global footprint, position us as a global leading healthcare data analytics company. The following figure shows our unique position in the healthcare ecosystem.

SOPHiA GENETICS’ Unique Position as an “Operating System”
Real-time Visibility into the Healthcare Ecosystem Provides Product and Application Expansion Opportunities
Our strategic positioning as a universal healthcare data analytics platform gives us real-time visibility into data and events in the healthcare ecosystem, including diagnosis, clinical data, customer behavior, performance of third-party technology solutions and other data important to stakeholders. We believe that we are well positioned to provide value to stakeholders across the healthcare ecosystem and to benefit from product and application expansion opportunities.
High Visibility and Predictability into Our Business
Once onboarded onto our SOPHiA DDM Platform, our customers tend to steadily increase their use of our SOPHiA DDM Platform, which offers a level of predictability that helps us project and manage our growth. In addition, customers rarely leave our SOPHiA DDM Platform given that we are generally integrated into their processes. These observed trends hold particularly well for our dry lab and bundle access model customers. We have a revenue churn rate, which we define as the annualized revenues we estimate to have lost from customers who access our platform through our dry lab access and bundle access models and have not generated revenue over the past 12 months in that period based on their average quarterly revenue contributions from point of onboarding as a percentage of total recurring platform revenue, of 0.1% across our customer base over the year ending December 31, 2025. Furthermore, our customers generally increase their use and adopt new applications of our SOPHiA DDM Platform as our relationship with them grows.
Our Growth Strategy
Our mission is to empower clinicians and researchers around the world to practice data-driven medicine and improve clinical and scientific outcomes. Our growth strategy is to:
•Drive innovation and advancement of our SOPHiA DDM Platform to increase its capabilities and broaden its applications. We plan to continue to invest in scientific innovation to bring new, high-impact content to our customers through regular updates to our platform. This may include new features, new applications, new data modalities and new services. Furthermore, we intend to augment our offering across a multimodality framework, generating novel insights enabled by our expanding data assets, including genomics data, radiomics analysis of medical imaging, clinical data and future additional data modalities such as digital pathology, proteomics, spatial genomics and metabolomics.
•Drive new customer adoption with clinical customers worldwide. We intend to continue to raise awareness of the benefits of data-driven medicine and drive adoption of our platform around the world through our direct sales force, our distributors and our collaborator network. We plan to further penetrate the U.S. market, which we see as our largest opportunity, by significantly investing in our direct sales force to further scale the size of our network, both in terms of the number and types of customers. In addition, we also plan to focus on commercializing our solutions by forming additional collaborations with reference and specialty laboratories. Outside the United States, we believe there is significant growth opportunity across EMEA and Latin America markets, as well as untapped potential in APAC, including in China, India, Korea and Japan. In selected geographies outside the United States, we intend to utilize a hybrid commercial model including direct sales force or direct collaborations and distributors.
•Increase utilization within our clinical customer base. We employ a “land and expand” commercial model that is focused on winning new customers and then driving utilization of our solution by those customers. Once we secure a customer, we use our direct sales force to build further engagement and help that customer profitably increase its testing operations. For example, we may initially support a customer in setting up its NGS testing operations for hereditary cancer screening, including operational support through our set-up programs. Once the customer is fully onboarded onto our SOPHiA DDM Platform, it is then comparatively easier to deploy additional germline testing solutions as well as somatic oncology testing solutions, creating synergies across the offerings and a unified workflow. We also target incremental users within each institution, for example, additional clinicians within a provider across expanded departments such as radiology or pathology.
•Leverage our platform and database to drive adoption by biopharmaceutical companies. We have a distinct sales force focused on biopharma opportunities across the discovery, clinical development and commercialization value chain. We continue to promote our current applications, products, and services, which we believe will strengthen existing collaborations with biopharmaceutical companies as well as lead to new relationships. For example, we may collaborate with a biopharmaceutical company to generate insights on the real-world molecular epidemiology of specific genomic variants relevant for an investigational targeted therapy, including insights on testing trends across our network of customers. This may lead to additional collaborations on a multimodal program to investigate new biomarkers of response to the investigational therapy, a tailored companion diagnostic program, clinical trial recruitment efforts, and market-shaping activities on biomarker testing to support the asset go-to-market strategy. Additionally, we plan to develop new offerings for biopharma as we expand the number and type of new applications and data modalities on our platform. Our biopharma strategy is also highly synergistic to our virtuous cycle.
•Establish and grow industry collaborations across the healthcare ecosystem. We intend to establish new industry collaborations with other companies providing applications, products, and services to our customers. We intend to collaborate with a diverse array of industry participants, including instruments, reagent and software companies in genomics and in other fields such as digital pathology and proteomics. We intend to collaborate with service providers such as centralized laboratory players and interpretation services providers to expand the breadth of our capabilities. We believe that each new collaboration we develop helps facilitate further adoption of our platform, the evolution of the solution we provide to customers and the growth of our network and application and product capabilities. A larger network enables us to continue to collaborate with customers to develop new solutions and to commercialize these solutions, benefiting all users across the healthcare ecosystem.
Commercial
We sell our SOPHiA DDM Platform and related solutions, applications, products, and services to healthcare providers, centralized laboratories and biopharmaceutical companies through our own sales force as well as through distributors and industry collaborators. As of December 31, 2025, our direct sales team consisted of approximately 105 field-based commercial representatives, including sales and business development managers, key account managers and biopharma alliance managers who are engaged in sales efforts and promotional activities towards our customers. We also employ subject matter experts, clinical genomic experts and biopharma operations specialists who provide customer-facing technical and scientific support. As of December 31, 2025, we had a sales presence in 75 countries, including a direct sales presence in 60 countries and 50 countries in which we offer our SOPHiA DDM Platform and related solutions, applications, products, and services through distributors. The following figure shows our global commercial footprint as of December 31, 2025.
SOPHiA GENETICS’ Global Footprint – Countries and Sales Force

Our initial focus has been on winning clinical customers in order to drive data capture and building our reputation for accuracy and quality in the clinical community. We estimate that there are more than 10,000 laboratories globally that are using NGS instrumentation. We believe that there is significant opportunity to expand our customer base as well as grow utilization of our SOPHiA DDM Platform by our existing customers. Our sales strategy is focused on both attracting new customers to our platform and driving their utilization and adoption of our applications. Once we win a new customer, our direct sales team provides set-up programs to accelerate the adoption of our SOPHiA DDM Platform and facilitates our customers to adopt our platform into their routines. [In 2024, we refocused resources from our more established and penetrated markets in EMEA to higher-growth and under-penetrated regions in NORAM and APAC, as well as specific markets in EMEA, such as the U.K., Germany, and the Middle East, and implemented a more strategic approach towards winning and managing key, high-volume accounts in the clinical market.
We started commercializing our biopharma services in 2019. [In 2024, we refocused our sales efforts to target smaller, more repeatable business that we can execute in high volume to expedite our sales cycle.
Suppliers and Manufacturers
Our platform is a cloud-native software platform. To deploy our platform, we rely on cloud-based service providers. We also collaborate with consumables and hardware suppliers for the bundle access model and with platform customers for the integrated access model.
Platform Suppliers. Our platform production environment currently runs on Microsoft Azure. As our platform architecture is vendor-agnostic, we could readily deploy our solutions onto any cloud infrastructure, as well as on-premise if necessary. We have ongoing research and development projects on all major cloud solution providers, including Microsoft Azure, Amazon Web Services and Google Cloud Platform. This allows us a strong degree of flexibility and helps manage vendor risks.
Consumables and Hardware Suppliers. In the bundle access model, we work with Integrated DNA Technologies (“IDT”), Qiagen, New England Biolabs (“NEB”), Watchmaker Genomics, Inc. and others for consumables and hardware equipment.

Platform Customers. In the integrated access model, we route a customer’s samples to selected SOPHiA DDM Platform collaborators who conduct the sequencing process for the customer and upload the resulting data into our SOPHiA DDM Platform. As of December 31, 2025, we collaborated with seven laboratories across seven countries to provide this service.
We continually assess our dependence on our suppliers and manufacturers and evaluate alternative solutions. We have built our business such that we do not rely on any single supplier or manufacturer, such that we are able to switch suppliers and manufacturers as necessary. We believe that this mitigates risks to our business and provides us the opportunity to drive down costs.
Competition
We operate in a market characterized by rapidly advancing technologies and a strong emphasis on intellectual property. Our main competitors are institutions that collect multimodal data that have developed in-house analytics solutions, such as Tempus Labs, F. Hoffmann-La Roche and Caris Life Sciences, but we believe these competitors also represent our potential customers. In addition, other companies such as Siemens, Koninklijke Philips and Konika Minolta are also positioning themselves in the market with data analytics platform capabilities to build a multimodal world. We also face competition from companies that have developed software analytics platforms for genomics data, such as Agilent, Fabric Genomics, Illumina, Qiagen Digital Insights, Velsera Inc., Congenica Ltd and Thermo Fisher. We believe that our proprietary technology and the agility and the scalability of our platform distinguishes us from other players. We believe that our position as a “universal operating system” enables us to empower and sell to many different players in the ecosystem, including competitors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face competition from many sources and we may be unable to compete successfully.”
Intellectual Property
Intellectual property is of vital importance in the biotechnology field. Our success depends in part on our ability to obtain and maintain intellectual property and proprietary protection for our technology, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating valid and enforceable intellectual property and proprietary rights of others.
We are actively involved in research and development and therefore seek to protect the investments made into the development of our technology by relying on a combination of patents, trademarks, copyrights, trade secrets, including know-how, and license agreements. We also seek to protect our proprietary technology, in part, by requiring our employees, consultants, contractors and other third parties to execute confidentiality agreements and invention assignment agreements and by implementing technological measures and other methods.
Our ability to stop third parties from making, using, selling, offering to sell or importing our platform, applications, services, and products depends on the extent to which we have rights under valid and enforceable patents, trade secrets or other intellectual property and proprietary rights that cover these activities. We pursue intellectual property protection to the extent we believe it would advance our business objectives. Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or provide any competitive advantage.
Patents
Our intellectual property strategy is focused on protecting our ongoing research and development through patents and other intellectual property rights.
As of December 31, 2025, we solely owned 10 issued U.S. patents, 21 pending U.S. patent applications, 67 issued patents in foreign jurisdictions and approximately 42 pending patent applications in foreign jurisdictions, including Europe, Canada, Australia, Brazil, China, and India, wherein 4 are pending Patent Cooperation Treaty applications relating to laboratory methods and/or software to provide molecular diagnosis in germline diseases. These include filings for 29 families of utility patents and 22 families of design patents relating to graphical user interfaces. Such issued utility patents and any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between (2036 and 2045), excluding any additional term for patent term adjustments.

As of December 31, 2025, our most material patents and patent applications consisted of (i) one issued patent in Israel, one issued patent in Australia, one issued patent in Brazil, one issued patent in Europe, one issued patent in India, three pending U.S. patent applications and two pending foreign patent applications in Canada and China relating to our algorithm for next generation sequencing data which is used in our SOPHiA DDM Platform, (ii) one issued European Patent, one issued U.S. patent, and one pending U.S. patent application relating to a method for processing certain genomic data which is used in our SOPHiA DDM Platform, (iii) one issued European Patent, one issued U.S. patent, and one pending U.S. patent application for a method to improve the accuracy of the estimated length of homopolymer and heteropolymer regions, which is used in our SOPHiA DDM Platform, (iv) three pending U.S. patent applications, one issued European patent, and five pending foreign patent applications in Australia, Brazil, Canada, Japan, and South Korea relating to a unique molecular identifier and related analytics workflow which is incorporated in our software applications and products and into our SOPHiA DDM Platform, (v) one issued European patent, one issued U.S. patent, and one U.S. pending patent application for a method to detect microsatellite instability that is used in our SOPHiA DDM Platform, (vi) two pending European patent applications, three U.S. pending patent application, and seven pending foreign patent applications in Hong Kong, Australia, Brazil, Canada, China, Japan, and South Korea relating to a method to detect homologous recombination deficiency (“HRD”), which is used in our SOPHiA DDM Platform and SOPHiA DDM HRD solution, (vii) one pending European patent application and one pending U.S. patent application relating to a Limit of Detection aware variant calling method which is not currently used in our software applications and products, (viii) one issued European patent, one issued U.S. patent, one pending European patent application and one pending U.S. patent application and five pending foreign patent applications in Australia, Brazil, Canada, Japan, and South Korea relating to a unique molecular identifier and related analytics workflow which is incorporated in our probes for detecting gene fusion events in our SOPHiA DDM Platform RNAtarget Technology. Any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between 2036 and 2045, excluding any additional term for patent term adjustments.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file or intend to file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. We cannot be sure that patents will be granted with respect to any current pending patent application or with respect to any patent applications filed by us in the future, and we cannot be sure that any current or future patents will be commercially useful in protecting our platform, applications, products, services, technologies and processes. In addition, any patents that we may hold, whether owned or licensed, may be challenged, circumvented or invalidated by third parties.
Trademarks
The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services.
As of December 31, 2025, we owned 13 registered U.S. trademarks, 1 pending U.S. trademarks, approximately 138 registered foreign trademarks and 3 pending foreign trademark applications. Our trademark portfolio is designed to protect the brands of our current and future applications and products and includes U.S. trademark registrations for our company name, “SOPHIA GENETICS”, and application and product names, such as “SOPHIA DDM” and “ALAMUT”. We have granted licenses to certain of our trademarks to our domestic and international collaborators.
Trade Secrets
We also rely on trade secrets, including know-how, unpatented technology and other proprietary information, to strengthen our competitive position. We have determined that certain technologies that are not amenable to, or that we do not presently consider appropriate for, patent protection, such as our analysis techniques and analysis generated using our proprietary algorithms in the context of our SOPHiA DDM Platform, are better kept as trade secrets in order to protect and maintain our competitive position and aspects of our business and prevent competitors from reverse-engineering or copying our technologies.
We seek to protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, CROs, or manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes or that the assignment agreements that have been entered into are self-executing. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, or claim ownership in intellectual property that we believe is owned by us. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.

Government Regulation
Laboratory Developed Tests
CLIA and State Laboratory Licensing
CLIA is a U.S. federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention, or treatment of disease, or impairment of, or the assessment of the health of, human beings. CLIA regulations require, among other things, clinical laboratories to obtain a certificate and mandate specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, test management, and quality assurance. CLIA certification is also required for us to be eligible to bill state and federal healthcare programs, if such reimbursement is otherwise available, as well as many private third-party payors, for our applications and products.
In addition to federal certification requirements of laboratories under CLIA, CLIA provides that states may adopt laboratory regulations and licensure requirements that are more stringent than those under federal law. A number of states have implemented their own more stringent laboratory regulatory requirements. Such laws, among other things, establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. For example, New York state laws and regulations establish standards for day-to-day operation of a clinical laboratory, including training and skill levels.
We do not currently operate a CLIA-certified laboratory. Our customers are responsible for obtaining and maintaining their own CLIA certification.
Federal Oversight of Laboratory Developed Tests
The laws and regulations governing the marketing of clinical laboratory testing and diagnostic products are evolving and extremely complex and, in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Clinical laboratory tests are regulated under CLIA, as administered by CMS, as well as by applicable state laws. In addition, the FDCA defines a medical device to include any instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory, intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals. Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, pre-market clearance or approval, marketing and promotion, and sales and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets.
Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised enforcement discretion and not enforced applicable regulations with respect to in vitro diagnostics that are designed, manufactured and used within a single laboratory for use only in that laboratory. These tests are referred to as LDTs.
AI/ML-Based Medical Software
The FDA recognizes that the traditional paradigm of medical device regulation was not designed for adaptive AI/ML technologies. The FDA has cleared or approved several AI/ML-based software as medical devices (“SaMD”). Typically, these have only included algorithms that are “locked” prior to marketing, where algorithm changes likely require FDA premarket review for changes beyond the original market authorization. However, not all AI/ML-based SaMD are locked; some algorithms can adapt over time. Following distribution, these types of continuously learning and adaptive AI/ML algorithms may provide a different output in comparison to the output initially cleared for a given set of inputs.
The FDA’s Center for Devices and Radiological Health is building a total product lifecycle-based regulatory framework for AI/ML technologies. On January 12, 2021, the FDA released its Artificial Intelligence/Machine Learning-Based Software as a Medical Device Action Plan, which outlines five actions that the FDA intends to take, including:
•further developing the proposed regulatory framework, including through issuance of draft guidance on a predetermined change control plan (for software’s learning over time);
•supporting the development of good machine learning practices to evaluate and improve machine learning algorithms;
•fostering a patient-centered approach, including device transparency to users;
•developing methods to evaluate and improve machine learning algorithms; and
•advancing real-world performance monitoring pilots.
In April 2023, the FDA further advanced its regulatory efforts by publishing detailed recommendations for Marketing Submissions that incorporate Predetermined Change Control Plans (“PCCPs”), emphasizing a structured approach to managing post-market modifications for AI/ML-based medical devices. It requires manufacturers to outline anticipated AI/ML modifications in their initial marketing submission, detailing a structured approach for implementing and validating these updates. The impact of the modifications should be assessed in advance to ensure they maintain safety and performance. It also highlights the need for transparency and traceability, requiring clear documentation of AI/ML updates. Risk mitigation strategies must be in place to address potential issues like model drift or performance degradation.
The recommendations have been drafted to ensure continuous compliance of AI-driven medical devices.
U.S. Medical Device Regulatory Framework
Pursuant to its authority under the FDCA, the FDA has jurisdiction over medical devices, which are defined to include, among other things, IVDs and SaMD. The FDA regulates the research, design, development, preclinical and clinical testing, manufacturing, safety, effectiveness, packaging, labeling, storage, recordkeeping, pre-market clearance or approval, adverse event reporting, marketing, promotion, sales, distribution and import and export of medical devices.

Device Classification
Under the FDCA, medical devices are classified into one of three classes (Class I, Class II, or Class III) depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.
Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to General Controls for Medical Devices, which require compliance with the applicable portions of the FDA’s Quality Management System Regulation, facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. While some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below, most Class I products are exempt from the premarket notification requirements.
Class II devices are those that are subject to the General Controls, as well as Special Controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These Special Controls can include performance standards, patient registries, FDA guidance documents and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process.
Class III devices include devices deemed by the FDA to pose the greatest risk, such as life-supporting, life-sustaining devices or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA process, which is generally more costly and time-consuming than the 510(k) process. Through the PMA process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA typically includes, but is not limited to, extensive technical information regarding device design and development, preclinical and clinical trial data, manufacturing information and labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.
The 510(k) Clearance Process
Under the 510(k) clearance process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent” to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to a PMA, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.
After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) premarket notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including data from samples collected in a clinical setting, to make a determination regarding substantial equivalence which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process or seek reclassification of the device through the De Novo classification process.
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, under current regulations, will require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to determine whether the proposed change requires a new submission in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by an internal letter-to-file in which the manufacture documents its reasoning for why a change does not require premarket submission to the FDA. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for such change. The FDA can always review these letters-to-file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing 510(k)-cleared device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite application(s).
The De Novo Process
The De Novo classification process is an alternate pathway to classify medical devices that are automatically classified into Class II where no predicate currently exists. While rare, Class I devices can also fall under the De Novo classification process when an existing classification does not exist. A manufacturer can submit a petition for direct De Novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk. De Novo classification may also be available after receipt of a “not substantially equivalent” letter following submission of a 510(k) to the FDA.
The PMA Approval Process
Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA.
Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:
•The device may not be shown safe or effective to the FDA’s satisfaction;
•The data from pre-clinical studies and/or clinical trials may be found unreliable or insufficient to support approval;
•The manufacturing process or facilities may not meet applicable requirements; and

•Changes in FDA clearance or approval policies or adoption of new regulations may require additional data.
If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not-approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved by the FDA for marketing.
New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.
In approving a PMA application, as a condition of approval, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer-term safety and effectiveness data for the device. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use. New PMA applications or PMA supplements may also be required for modifications to any approved diagnostic tests, including modifications to manufacturing processes, device labeling and device design, based on the findings of post-approval studies.
Clinical Trials
In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an investigational device exemption (“IDE”) application. Some types of studies deemed to present “non-significant risk” are deemed to have an approved IDE–without affirmative submission of an IDE application to the FDA–once certain requirements are addressed and IRB approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate IRBs at the clinical trial sites. Submission of an IDE will not necessarily result in the ability to commence clinical trials, and although the FDA’s approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria.
Such clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with good clinical practice regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA for any clinical trials subject to FDA oversight. The results of clinical testing may be unfavorable, or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application or clearance of a 510(k) premarket notification, for numerous reasons.
The Breakthrough Devices Program is a voluntary program intended to expedite the development, assessment and review of certain medical devices that provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating human diseases or conditions for which no approved or cleared treatment exists or that offer significant advantages over existing approved or cleared alternatives. All submissions for devices designated as Breakthrough Devices will receive priority review, meaning that the review of the submission is placed at the top of the appropriate review queue and receives additional review resources, as needed. Although Breakthrough Device designation or access to any other expedited program may expedite the development or approval process, it does not change the standards for approval. Access to an expedited program may also be withdrawn by the FDA if it believes that the designation is no longer supported by data from our clinical development program. Additionally, qualification for any expedited review procedure does not ensure that we will ultimately obtain regulatory clearance or approval for such product.
Research Use Only
In the United States, SOPHiA applications and products labeled and sold for research use only, and not for the diagnosis or treatment of disease, are sold to a variety of parties, including biopharmaceutical companies, academic institutions and molecular laboratories. Because such applications and products are not intended for use in clinical practice in diagnostics, and the applications and products cannot include clinical or diagnostic claims, they are exempt from many regulatory requirements otherwise applicable to medical devices. In particular, while the FDA regulations require that RUO applications and products be labeled “For Research Use Only. Not for use in diagnostic procedures,” the regulations do not otherwise subject such applications and products to the FDA’s pre- and post-market controls for medical devices.
A significant change in the laws governing RUO products or how they are enforced may require a change to our business model in order to maintain compliance. For instance, in November 2013 the FDA issued the RUO Guidance, which highlights the FDA’s interpretation that distribution of RUO products with any labeling, advertising or promotion that suggests that clinical laboratories can validate the test through their own procedures and subsequently offer it for clinical diagnostic use as a laboratory, developed test is in conflict with RUO status. The RUO Guidance further articulates the FDA’s position that any assistance offered in performing clinical validation or verification, or similar specialized technical support, to clinical laboratories conflicts with RUO status. If we engage in any activities that the FDA deems to be in conflict with the RUO status held by the applications and products that we sell, we may be subject to immediate, severe and broad FDA enforcement action that would adversely affect our ability to continue operations. Accordingly, if the FDA finds that we are distributing our RUO applications and products in a manner that is inconsistent with its regulations or guidance, we may be forced to stop distribution of our RUO tests until we are in compliance, which would reduce our revenues, increase our costs and adversely affect our business, prospects, results of operations and financial condition.
If the FDA requires marketing authorization of our RUO applications and products in the future, there can be no assurance that the FDA will ultimately grant any clearance or approval requested by us in a timely manner, or at all.
Post-Market Regulation
After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:
•establishment registration and device listing with the FDA;

•QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
•labeling regulations and FDA prohibitions against the promotion of investigational products or the promotion of “off-label” uses of cleared or approved products;
•requirements related to promotional activities;
•clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;
•medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;
•correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
•the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
•post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Device manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file and complaint files. In January 2024, the FDA published a final rule to amend the QSR to align the regulations more closely with the international consensus standard for devices by converging with the quality management system (QMS) requirements used by other regulatory authorities from other countries. Manufacturers had until February 2, 2026, to modify their quality systems to meet QMS Regulations (QMSR).

Manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. A failure to maintain compliance with the regulatory requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of products. The discovery of previously unknown problems with products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, including the following:
•issuance of warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•requesting or requiring recalls, withdrawals or administrative detention, or seizure of our products;
•imposing operating restrictions or partial suspension or total shutdown of production;
•refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
•withdrawing 510(k) clearances or PMA approvals that have already been granted;
•refusal to grant export approvals for our products; or
•criminal prosecution.
Authorization to Market In Vitro Medical Devices in the European Economic Area
In the EEA, in vitro medical devices that are in transition to the new regulations are required to conform with the essential requirements of the EU In Vitro Diagnostic Directive (IVDD Directive No 98/79/EC, as amended, the “IVDD”). The scope of 98/79/EC applies to IVD medical devices and accessories, which can include not just reagents and kits but also instruments and software. To demonstrate compliance, ISO 13485 is recognized as the harmonized standard for regulatory quality system compliance. Companies are required to meet the essential requirements of the IVDD.
EU IVD Regulatory Classification
Under the IVDD, the risk presented by a device determines the classification and therefore the level of control and regulatory review required. Annex II of the IVDD identifies specific device types that are categorized as either high risk (List A) or moderate risk (List B). General IVDs may self-certify without the intervention of a Notified Body in order to affix the CE Marking. Self-test IVDs, because of the greater risk associated with being used by untrained lay users, have special requirements, while all other devices not classified as either List A, List B or self-test are regarded as general IVDs. SOPHiA currently has self-certified applications and products in the EU market through SwissMedic.
On April 5, 2017, the EU adopted the new In Vitro Device Regulation (EU) 2017/746 (the “IVDR”), which repeals and replaces Directive No 98/79/EC effective May 2022. Unlike directives, which must be implemented into the national laws of the EU member states, a regulation is directly applicable, i.e., without the need for adoption of EU member state laws implementing them, in all EEA member states. The IVDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for in vitro diagnostic medical devices and ensure a high level of safety and health while supporting innovation. The IVDR will not become fully applicable until five years following its entry into force. Once applicable, the IVDR will, among other things:
•strengthen the rules on placing devices on the market and reinforce surveillance once they are available;
•establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
•improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number; and
•set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU.
On July 9, 2024, the Regulation (EU) 2024/1860 was published in the Official Journal of the European Union, which includes new transitional periods for IVDs. When following certain conditions i.e. QMS requirements and Notified Body agreements the transition deadlines are extended as follows; December 2027 for class D devices that are transitioning from IVDD self declared, December 2028 for class C devices that are transitioning from IVDD self declared, and December 2029 for class B that are transitioning from IVDD self declared and A sterile devices. Moreover, the application of certain requirements of Article 5(5) of the IVDR for devices manufactured and used in the same health institution (so-called ‘in-house devices') came into force in May 2024 with full compliance to Article 5(5) required in May 2030. Any products currently on the market with a CE-IVD label before May 2022 may remain on the market until the new deadline or until the product undergoes a significant change, at which point, it must comply with all the requirements of the IVDR.
Brexit and the Regulatory Framework in the U.K.
On June 23, 2016, the electorate in the U.K. voted in favor of leaving the EU, commonly referred to as Brexit. On December 24, 2020, the U.K. and the EU entered into a Trade and Cooperation Agreement. The agreement sets out certain procedures for approval and recognition of medical products in each jurisdiction. Since the regulatory framework for medical products in the U.K. covering quality, safety and efficacy of medical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical medical is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime which applies to medical products in the U.K., as the U.K. legislation now has the potential to diverge from EU legislation. It remains to be seen how Brexit will impact regulatory requirements for medical products in the U.K. in the long-term. The Medicines and Healthcare products Regulatory Agency published detailed guidance for industry and organizations to follow from January 1, 2021, which will be updated as the U.K.’s regulatory position on medicinal products evolves over time.

A new UKCA mark will replace the CE mark in Great Britain (CE marks or UKNI marks will be required in Northern Ireland). However, all medical devices and IVD's must be registered with the Medicine and Healthcare products Regulatory Agency to be placed on the Great Britain market, CE marked devices can be placed on the Great Britain market until, at least, 30 June 2030, depending on the device type and classification.
EU-Swiss Institutional Framework Agreement
In May 2022, Switzerland adopted the new Ordinance on In vitro Diagnostic Medical Devices (“IvDO”), which replaced the former agreement. Under the new regulation, in order to market products in Switzerland, companies that manufacture diagnostic and medical devices are required to register the products with the Swiss Agency for Therapeutic Products (“Swissmedic”) and label the products accordingly. Additionally, products manufactured in the Swiss facilities of companies are subject to additional registration and representation requirements in order to be marketed within the European Economic Area (“EEA”), including but not limited to the appointment of an Authorized Representative.
Other Jurisdictions
Outside the United States, the EU, the U.K. and Switzerland, regulatory pathways for the marketing of medical devices vary greatly from country to country. In many countries, local regulatory agencies conduct an independent review of medical devices prior to granting marketing approval and may require specific disclosure or localization to access the local market.
For instance, in Brazil all medical devices imported into or distributed within Brazil must first be registered with the Agência Nacional de Vigilância Sanitária (“ANVISA”) or the National Health Surveillance Agency. ANVISA is an autonomous regulatory agency responsible for the regulation and oversight of medical devices and other medical products in Brazil, including the registration of medical devices and the maintenance of a registered products database. The medical device company must be located in Brazil or arrange for a licensed third-party company to be the Brazilian registration certificate title holder. Resolution RDC 36/2015 is the central regulation applicable to registration of in vitro diagnostic devices and Resolution RDC 751/2022, which became effective on March 1, 2023, covers software as medical devices in Brazil, describing the protocol and documents required, including localization into Brazilian Portuguese. Chapter II set forth of RDC 36/2015 the classification scheme, assigning devices to one of four risk classes, based upon various rules enumerated therein. This classification structure is aligned with the EU’s one. If a device fits into more than one risk classification, its final risk class is the one associated with the highest risk level. Class I and Class II registrations do not expire. Class III and IV registrations are valid for ten years. Registration renewals must be initiated no earlier than one year and no later than six months prior to expiration.

Manufacturers are also subject to audits to ensure compliance with the Brazilian Good Manufacturing Practices (“BGMP”) prior to receiving authorization to sell from ANVISA. BGMP audits may be fulfilled through other audits by recognized entities through the Medical Device Single Audit Program. RUO products are labeled accordingly and are not subject to these registration requirements. While we are currently able to market our SOPHiA DDM Platform and related solutions, products and services in Brazil, including through our Brazilian subsidiary, any changes to the regulatory framework for RUO products could result in additional costs to us, including expenses related to additional audits, translations and registration fees, or delays in accessing the Brazilian market, including due to the time required to obtain necessary ANVISA approvals.
In Turkey, medical devices are regulated by the Medicines and Medical Devices Agency within Ministry of Health and pursuant to the Medical Device Regulation, the Regulation on Active Implantable Medical Devices and the Regulation on In Vitro Diagnostic Medical Devices. These regulations generally resemble analogous EU directives and regulations. To be sold in Turkey, medical devices must bear a CE mark and must subsequently be registered in the Turkish Ministry’s online database (Turkish Drug and Medical Device National Databank, or TITUBB) in order to be marketed in Turkey. Manufacturers without local presence in Turkey must appoint a Local Authorized Representative. A product will generally be considered a medical device if it is marketed as a medical device in the EU. In recent years, software and mobile application medical devices have been increasing and the Medicines and Medical Devices Agency has considered certain software and mobile applications as medical devices, taking into consideration their intended use. In March 2021, the Product Safety and Technical Regulations Law No. 7223 (the “Product Safety Law”) became effective. The Product Safety Law reconciled some outstanding differences between Turkish and EU product safety standards, providing in part for manufacturer and importer liability in the event that a noncompliant or unsafe product causes harm or damage and mandating recall of such products. Because the current regulatory framework in Turkey closely parallels the EU’s framework, we do not currently experience material difficulties in marketing our SOPHiA DDM Platform and related solutions, applications, products, and services in Turkey that are unique to that jurisdiction.

In Japan the Ministry of Health, Labour and Welfare (“MHLW”) uses a classification system based on risk for IVDs, there are three types of registration procedures; Pre-market notification for Class I (lowest) risk devices, Pre-market certification (“PMC”) for Class II devices, and Pre-Market Approval (“PMA”) for Class III (highest) risk devices. Companies must comply with the Pharmaceuticals Medical Device Act (“PMDA”), manufacturers must also comply with MHLW Ordinance No. 169 relating to quality management systems in addition to appointing an in country representative and registration of design and manufacturing facilities. The Japanese regulatory space requires interactions with authorities in Japanese and therefore partnership or local expertise is required for engagement in the country.

The Therapeutic Goods Administration (“TGA”) regulates IVDs in Australia which classifies IVDs into four categories based on risk; Class 1 No public health risk or low personal risk, Class II Low public health risk or moderate personal risk, Class III Moderate public health risk or high personal risk, Class 4 High public health risk. Similar to the EU, the TGA allows In-House manufacture of IVDs, this includes assembly of commercially available components which may not be regarded as IVDs because they are marked for RUO. The TGA separates IVDs into two categories the first being in house IVDs in Classes 1-3, the second being in house IVDs in Class 4. Both categories require the involvement of Australia’s National Association of Testing Authorities in conjunction with the Royal College of Pathologists in that in house manufacturers must be accredited to ISO 15189 for medical testing labs.
Federal and State Health Care Laws in the United States
Federal Physician Self-Referral Prohibition

In the United States, we are subject to the federal physician self-referral prohibition, commonly known as the Stark Law. Under this law, physicians who have an ownership interest or a compensation relationship with a clinical laboratory may not, unless an exception applies, refer Medicare or Medicaid patients for testing to the laboratory, regardless of the intent of the parties. Similarly, laboratories may not bill Medicare or Medicaid for services furnished pursuant to a prohibited self-referral. Several Stark Law exceptions are relevant to many common financial relationships involving clinical laboratories and referring physicians, including: (1) fair market value compensation for the provision of items or services; (2) payments by physicians to a laboratory for clinical laboratory services; (3) space and equipment rental arrangements that satisfy certain requirements and (4) personal services arrangements that satisfy certain requirements. Penalties for violating the Stark Law include significant denial of payment, the return of funds received for all prohibited referrals, fines, civil monetary penalties, and exclusion from the federal health care programs. In addition, knowing violations of the Stark Law may also serve as the basis for liability under the federal False Claims Act (the “FCA”), which can result in additional civil and criminal penalties. Many states have their own self-referral laws as well, which in some cases apply to all patient referrals, not just government reimbursement programs.
Federal Anti-Kickback Law

The federal Anti-Kickback Statute (AKS) prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (i.e., anything of value), directly or indirectly, overtly or covertly, in cash or in kind, in order to induce or in return either for the referral of an individual, or for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any healthcare item or service that is reimbursable under any federal health care program, including Medicare or Medicaid. Liability under the AKS may be established without proving actual knowledge of the statute or specific intent to violate it. Federal and state law enforcement authorities scrutinize arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to induce patient care referrals or induce the purchase or prescribing of particular applications, products, or services. Generally, courts have taken a broad interpretation of the scope of the AKS, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce referrals or purchases. Although there is a number of statutory exceptions and regulatory safe harbors protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exceptions and safe harbors are drawn narrowly and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not fit squarely within an exception or safe harbor. In addition, the government may assert that a claim that includes items or services resulting from a violation of the AKS constitutes a false or fraudulent claim under the federal civil False Claims Act (FCA), which is discussed in greater detail below. Although the AKS applies only to items and services reimbursable under any federal health care program, a number of states have passed statutes substantially similar to the AKS that apply to all payors. Violations of the AKS are punishable by imprisonment, criminal fines, damages, civil monetary penalties, and exclusion from participation in federal healthcare programs.
False Claims Act
The FCA prohibits, among other things, a person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval and from making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim in order to secure payment or retain an overpayment by the federal government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government intervenes and is ultimately successful in obtaining redress in the matter or if the plaintiff succeeds in obtaining redress without the government’s involvement, then the plaintiff will receive a percentage of the recovery. Finally, the Social Security Act includes its own provisions that prohibit the filing of false claims or submitting false statements in order to obtain payment. Several states have enacted comparable false claims laws which may be broader in scope and apply regardless of payor.

Other Health Care Laws

In addition to the requirements discussed above, several other health care fraud and abuse laws could have an effect on our business.

The Social Security Act includes civil monetary penalty provisions that impose penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. In addition, a person who offers or provides to a Medicare or Medicaid beneficiary any remuneration, including waivers of copayments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable under the civil monetary penalties statute. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries, for example, in connection with patient assistance programs, can also be held liable under the AKS and FCA. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The Office of Inspector General of the U.S. Department of Health and Human Services (HHS) emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient.

The Health Insurance Portability and Accountability Act of 1996 and its implementing regulations (collectively, “HIPAA”) imposes criminal and civil liability for, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. Like the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
The Eliminating Kickbacks in Recovery Act (EKRA) is an all-payor anti-kickback law that makes it a criminal offense to pay any remuneration to induce referrals to, or in exchange for, patients using the services of recovery homes, substance use clinical treatment facilities, or laboratories. Although the enactment of EKRA focused on patient brokering and similar arrangements to induce the patronage of substance use recovery and treatment, EKRA’s statutory prohibition is broadly written. The full scope and application of EKRA is uncertain.

The Physician Payments Sunshine Act, enacted as part of the Affordable Care Act (ACA), also imposed annual requirements on manufacturers of certain devices, drugs, and biologics to report annually to CMS information related to payments and other transfers of value made to physicians, other health care professionals, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.
Also, many states have laws similar to those listed above that may be broader in scope and may apply regardless of payor.
If our operations are found to be in violation of any of the fraud and abuse laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, integrity oversight and reporting obligations, limitations to the sale of certain applications, products, or services, diminished profits and future earnings, and the curtailment or restructuring of our operations. Efforts to ensure that our internal operations and business arrangements with third parties comply with applicable laws and regulations involve substantial costs. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.
Coverage and Reimbursement
Sales of our SOPHiA DDM Platform and related solutions, applications, products, and services, if approved for IVD use in the United States, may depend substantially on the extent to which health maintenance organizations, managed care organizations, pharmacy benefit managers, federal and state government health administration authorities, private health coverage insurers and other third-

party payors provide coverage for and establish adequate reimbursement levels for such solutions, applications, products, and services.
In the United States, many significant decisions about coverage and reimbursement for new diagnostics and medicines are made by CMS, which decides whether and to what extent a new diagnostic or medicine will be covered and reimbursed under Medicare, although it frequently delegates this authority to local Medicare Administrative Contractors (MACs), and by states under their Medicaid programs. Medicare is a federally funded program managed by CMS through MACs and carriers that administer coverage and reimbursement for certain healthcare items and services furnished to the elderly, disabled individuals, and individuals with certain medical conditions. Medicaid is an insurance program for certain categories of patients, including pregnant women, whose income and assets fall below state defined levels, that is both federally and state funded and managed by each state. In the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government provides reimbursement through the Medicare or Medicaid programs for such products and services. It is difficult to predict what CMS, state Medicaid programs, and other third-party payors will decide with respect to coverage and reimbursement for novel platforms, applications, products, and services such as ours.
Outside the United States, the reimbursement process and timelines vary significantly. Certain countries, including a number of member states of the EU, set prices and make reimbursement decisions for diagnostics and pharmaceutical products, or medicinal products, as they are commonly referred to in the EU, with limited participation from the marketing authorization holders or medical device manufacturers, or may take decisions that are unfavorable to the marketing authorization holders or medical device manufacturers where they have participated in the process.
Health Reform

In the United States and many foreign jurisdictions, there has been significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls and restrictions on reimbursement. Because private payers often follow Medicare and Medicaid coverage policy and payment limitations in setting their own reimbursement rates, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payers. We expect to experience pricing pressures in connection with the sale of any products that we develop due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative and regulatory measures.

Such legislative changes in the United States include the ACA, which intended to broaden access to health insurance, reduced or constrained the growth of healthcare spending, enhanced remedies against healthcare fraud and abuse, added new transparency requirements for healthcare and health insurance industries, and imposed additional health policy reforms. We expect that additional federal, state, and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal, state, and foreign governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.
Data Privacy and Security
Health Insurance Portability And Accountability Act and Other U.S. Laws and Regulations
Under HIPAA, as amended by HITECH, HHS has issued security, privacy, and breach notification regulations pertaining to protected health information (PHI) used or disclosed by certain entities, including certain health care providers such as us.
Three standards have been promulgated under HIPAA’s and HITECH’s regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards for the Protection of

Electronic Protected Health Information, which require covered entities and business associates to implement and maintain certain security measures to safeguard certain electronic health information, including the adoption of administrative, physical and technical safeguards to protect such information.
The HIPAA privacy regulations cover the use and disclosure of PHI by covered entities as well as business associates, which are defined to include subcontractors that create, receive, maintain, or transmit PHI on behalf of a covered entity or business associate, as well as their covered subcontractors. They also set forth certain rights that an individual has with respect to his or her PHI maintained by a covered entity, including the right to access or amend certain records containing PHI, or to request restrictions on the use or disclosure of PHI. The HIPAA security regulations establish requirements for safeguarding the confidentiality, integrity and availability of PHI that is electronically transmitted or electronically stored. HITECH, among other things, established certain health information security breach notification requirements. A covered entity must notify any individual whose PHI is breached according to the specifications set forth in the breach notification rule. The HIPAA privacy and security regulations establish a uniform federal “floor” for PHI and do not preempt state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI or insofar as such state laws apply to personal information that is broader in scope than PHI. In addition, individuals (or their personal representatives, as applicable) generally have the right to access test reports directly from laboratories and to direct that copies of those reports be transmitted to persons or entities designated by the individual.
HIPAA authorizes U.S. state attorneys general to file suit on behalf of their residents for violations. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to file suit against us in civil court for violations of HIPAA, its standards have been used as the basis for duty-of-care cases in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. In addition, violations of HIPAA could result in significant penalties imposed by the HHS’s Office for Civil Rights. HIPAA also mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA-covered entities, such as us, and their business associates for compliance with the HIPAA privacy and security standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty paid by the violator. Our company may receive, as part of the normal course of its business, PHI that is covered by HIPAA. Considering this, we have certain obligations under HIPAA regarding the use and disclosure of any PHI that may be provided to us. Therefore, noncompliance with privacy and security requirements imposed by HIPAA and HITECH could subject us to significant administrative, civil, and criminal penalties.
In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain state laws, such as those of California and other states that have adopted versions of the Consumer Data Privacy Act, are more stringent or broader in scope, or offer greater rights to individuals, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. In addition, new legislation or constitutional amendments proposed or enacted in various states impose, or have the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer, and otherwise process confidential, sensitive, and personal information, and will continue to shape the data privacy environment nationally. State laws are changing rapidly and there is discussion in the U.S. Congress of a new federal data protection and privacy law to which we would become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, and may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way applications, products, and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.
Numerous other federal and state laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of patient health information. We intend to continue to comprehensively protect all personal information and to comply with all applicable laws regarding the protection of such information through our policies and procedures as well as through administrative, physical and technical safeguards.
General Data Protection Regulation and Other Foreign Laws and Regulations
As we are operating worldwide, including in the EU and the EEA member states, the U.K., and Switzerland, we have to ensure the compliance of our processing activities with different data protection laws and regulations. Non-compliance with these data protection laws and regulations may not only result in high penalties, it can also cause a loss of reputation and trust.
In the EU and the EEA, processing operations of personal data, including health and genetic personal data, are governed by the GDPR. The GDPR strengthens the powers of the relevant authorities and adds a broad array of requirements for handling personal data, including, for example, requirements to establish a legal basis for processing, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, requirements to implement safeguards to protect the security and confidentiality of personal data that requires the adoption of administrative, physical and technical safeguards, shortened timelines for data breach notifications to appropriate data protection authorities or data subjects, limitations on retention and secondary use of information, increased requirements pertaining to health data and additional obligations when we contract third-party processors in connection with the processing of the personal data. EU and EEA member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU and the EEA member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer, and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA, security breach notifications and the security and confidentiality of personal data, including the following:
•Lawfulness, fairness and transparency: Personal data must be processed lawfully, fairly, and in a transparent manner.
•Purpose limitation: Personal data must be obtained for specified, explicit and legitimate purposes and not further processed in a manner that is incompatible with those purposes.
•Data minimization: Personal data processed must be adequate, relevant, and limited to what is necessary.
•Accuracy: Personal data must be accurate and, where necessary, kept up to date.
•Storage limitation: Personal data must not be kept longer than is necessary.
•Integrity and confidentiality: Appropriate technical and organizational measures must be put in place to guard against unauthorized or unlawful processing, loss, damage, or destruction.
The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater, and other administrative penalties. The U.K. has transposed the GDPR into domestic law, with its version of the GDPR that took effect on January 1, 2021, exposing us to two parallel regimes, each of which authorizes similar fines for certain violations. While the GDPR and the U.K. GDPR remain substantially similar for the time being, the government of the U.K. has adopted reforms to its data privacy and cybersecurity legal framework in its Data Use and Access Act 2025, which became law on June 19, 2025 (phasing in between June 2025 and June 2026) and will introduce significant changes from the GDPR. This may lead to additional compliance costs and could increase overall risk exposure as businesses may no longer be able to take a unified approach across the EEA and the U.K., and such businesses may need to amend their processes and procedures to align with the new framework. Implementing mechanisms to endeavor to ensure compliance with the GDPR and the U.K. GDPR may be onerous and expose businesses to divergent parallel regimes that may be subject to potentially different interpretations and enforcement actions for certain violations and related uncertainty.
In addition, processing of personal data may be governed by the Federal Act on Data Protection (FADP). The FADP entered into force in September 2023 and provides for data protection principles that are substantially similar to those applied under the GDPR. The purpose of the FADP is to protect the personality rights, including privacy rights, and the fundamental rights of data subjects. The FADP is broad in its material scope and applies to personal data processing activities carried out by federal authorities, private organizations and individual private persons (excluding processing activities for exclusively personal use). The territorial scope of the FADP goes beyond those processing operations carried out in Switzerland, also covering operations that have an effect in Switzerland, even if they originate in another country. Sensitive personal data, including health data, genetic data and biometric data, which unequivocally identify a natural person, are subject to stricter protective measures in various respects. For example: (i) if consent is required, it must be given expressly in the case of processing of sensitive personal data; (ii) controllers must keep record of their data processing activities; (iii) sensitive data must not be disclosed to third parties without justification; (iv) the controller of a data file is obliged to inform the data subject of the collection personal data; and (v) disclosing personal data in breach of a confidentiality obligation may be criminally prosecuted. Processing activities by companies must not harm the privacy or personality of the data subject. If the FADP is violated, the Federal Data Protection and Information Commissioner may request that the processing is fully or partially adjusted, suspended, or terminated. Additionally, the new FADP authorize criminal fines for certain violations of up to CHF 250,000. Such fines are mainly imposed upon the individual responsible for the violation and most likely levied against C-level executives and those responsible for the organization’s data protection program. The FADP also authorizes fines of up to CHF 50,000 on the responsible data controller or processor. Fines under the FADP may be imposed in addition to fines under other data protection regimes. As part of our processing activities, we implemented a global compliance plan with applicable laws and regulations, which includes in particular:
•the appointment of a Data Protection Officer;
•the creation of the Information Security and Privacy Committee, of which the Information Security Governance Director and Data Protection Officer is the manager;
•the implementation of contractual documentation with our collaborators, aligned with the GDPR requirements;
•the preparation of procedures and guidelines, such as a global data protection policy, a data breach responses plan and standard operating procedures for data subject requests; and
•the realization of global data mapping and record by the Data Protection Officer.
In particular, the purpose of the Information Security and Privacy Committee is to ensure the data and information we process are protected against data protection risks (in compliance with various data privacy regulations and principles of good governance) as well as to assess the effectiveness of our systems, controls and procedures.
The Data Protection Officer is in charge, in particular, of establishing and maintaining processes for receiving, documenting, tracking, investigating, and taking actions on all complaints concerning data protection and considering the risks associated with processing operations, taking into account the nature, scope, context, and purposes of processing.
For more information regarding risks relating to data privacy and security laws and regulations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Governmental Regulation—We are subject to stringent privacy and, information security laws and regulations and changes in such laws and regulations could adversely affect our business and increase our costs.”

Information Security
We have implemented protections consistent with the ISO/IEC 27001:2022, ISO/IEC 27017:2015, ISO/IEC 27018:2017 standards with respect to technical and physical security in an effort to ensure a level of security appropriate to the risk of our processing activities, in particular with respect to protecting the personal data and customer data we process in the cloud against damage, loss and unauthorized access, use, modification, disclosure, destruction, or other misuse. For this purpose, we have what we believe are adequate data breach response plans, disaster recovery plans, and security arrangements in place. However, there can be no assurance that our efforts will be successful in protecting against adverse events or successfully mitigating their effects. For more information regarding risks relating to information security, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Cybersecurity or data privacy breaches, other unauthorized or improper access, or (distributed) denial service lack of access (e.g., ransomware, persistent DoS/DDoS) could result in additional costs, service outages, loss of revenue, significant liabilities, harm to our brand and decreased/denied use of our SOPHiA DDM Platform and related solutions, applications, products, or services.”
Data Use Rights
As part of our activities, we process thousands of genetic profiles for our customers around the world. As a result, and in accordance with applicable data protection laws and regulations, we may produce aggregate anonymized statistical data from the results of all analyses performed using our proprietary algorithms (“Insights”), which are our sole and exclusive property.
Hence, a distinction is made between customer data (i.e., the data uploaded by our customers on our SOPHiA DDM Platform) on the one hand and other data generated and developed by us (i.e., the results of the performance of our proprietary algorithms, such as Insights) on the other hand. In this respect, Insights are generated using our proprietary algorithms in the context of our SOPHiA DDM Platform and constitute our know-how and trade secrets.
As part of the performance of our services related to our commercial and research and development activities and in accordance with our contractual documentations accepted by our customers and collaborators, we may use our customers’ and collaborators’ data in particular: (i) for providing services; (ii) for maintaining, developing, improving, and demonstrating the SOPHiA DDM Platform, products, and services; and (iii) as permitted by applicable laws and regulations.
In addition, in accordance with the FADP and the GDPR, we can reuse customer data (including personal data) for further processing activities for statistical purposes. European data protection authorities have previously noted that processing for statistical purposes and for research purposes (including marketing research) are contexts where legitimate purpose can arise. In addition, the processing of personal data for purposes other than those for which the personal data was initially collected should be allowed where the processing is compatible with the purposes for which the personal data was initially collected.
Specific derogations apply for processing operations for statistical purposes, in accordance with the GDPR, as follows:
•personal data can be stored for longer periods insofar as the personal data will be processed solely for statistical purposes subject to implementation of the appropriate technical and organizational measures; information obligations in processing for statistical purposes do not apply if they would involve a disproportionate effort; consideration of this takes into account the number of data subjects and the age of the data, and appropriate safeguards must be adopted; and
•restrictions of the right of a data subject to exercise its “right to erasure” apply if it is likely to significantly impair processing for statistical purposes.

Meanwhile, processing for statistical purposes is subject to certain requirements to:
•set up appropriate safeguards to protect the rights and freedoms of the data subject; and
•implement adequate technical and security measures entrenching the principle of data minimization and using pseudonymized data as the default.
Insights consist of aggregated data providing general trends without identifying individual data subjects and do not contain personally identifiable information. The GDPR does not apply to data that does not relate to or identify an individual, such as aggregated data sets. Consequently, such data sets do not constitute personal data or identifiable information under the GDPR. We believe we have taken reasonable measures to ensure appropriate safeguards and adequate technical and security measures for the processing activities required to generate Insights.
Environmental, Health, and Safety Regulations
We are subject to various federal, state, local, and foreign environmental, health, and safety laws and regulations and permitting and licensing requirements. Such laws include those governing laboratory practices, the generation, storage, use, manufacture, handling, transportation, treatment, remediation, release and disposal of, and exposure to, hazardous materials and wastes, and worker health and safety. Our operations involve the generation, use, storage and disposal of hazardous materials, and the risk of injury, contamination or non-compliance with environmental, health, and safety laws and regulations or permitting or licensing requirements cannot be eliminated. Compliance with environmental laws and regulations has not had a material effect on our capital expenditures, financial position, or competitive position.
International Regulations
Many countries in which we may offer any of our diagnostic tests in the future have anti-kickback regulations prohibiting providers from offering, paying, soliciting, or receiving remuneration, directly or indirectly, in order to induce business that is reimbursable under any national health care program. In situations involving physicians employed by state-funded institutions or national health care agencies, violation of the local anti-kickback law may also constitute a violation of the FCPA.
The FCPA prohibits individuals and companies, and their employees, agents, and intermediaries from offering, providing, giving, or authorizing the provision of, directly or indirectly through a third party, including any potential distributors we may rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. We can also be held liable for the corrupt or illegal activities of our agents and intermediaries, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, the FCPA requires public companies to maintain accurate books or records and to maintain a system of internal accounting controls.
Violations of the FCPA’s anti-bribery provisions for corporations and other business entities are subject to a fine of up to $2 million, and officers, directors, stockholders, employees, and agents are subject to a fine of up to $100,000 and imprisonment for up to five years. Other countries, including the U.K. and other member states of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, have similar anti-corruption regulations, such as the United Kingdom Bribery Act 2010.
When marketing our diagnostic tests outside of the United States, we may be subject to foreign regulatory requirements governing human clinical testing, prohibitions on the import of tissue necessary for us to perform our diagnostic tests or restrictions on the export of tissue imposed by countries outside of the United States or the import of tissue into the United States, and marketing approval. These requirements vary by jurisdiction, differ from those in the United States and may in some cases require us to perform additional pre-clinical or clinical testing. In many countries outside of the United States, coverage, pricing and reimbursement approvals are also required.

C. Organizational Structure
We have the following wholly owned subsidiaries:

Name	Jurisdiction of Incorporation
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	U.K.
SOPHiA GENETICS, Inc.	Delaware, U.S.
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
SOPHiA GENETICS GmbH	Germany
D. Property, Plants and Equipment
We do not own any real property. We believe that our facilities meet our present needs and we are continuously reviewing our space requirements. The table below sets forth the sizes and uses of our facilities as of December 31, 2025:

Location	Primary Function	Approximate Size
A-ONE Park Building B2 Z.A La Pièce 12, 1180 Rolle Switzerland	Office, Laboratory & Warehouse	65,860 sq ft
Technopole Izarbel 158 Allée Fauste d'Elhuyar 64210 Bidart France	Office	13,509 sq ft
401 Park Drive Suite 505 Boston, Massachusetts 02215 USA	Office	12,807 sq ft
Bâtiment GIENAH 11 avenue de Canteranne 33600 Pessac France	Office	3,450 sq ft
We continuously review our anticipated requirements for facilities and, on the basis of that review, may from time to time acquire or lease additional facilities and/or dispose of existing facilities. We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

Financial Review

Operating and Financial Review and Prospects
A. Operating Results
For a comparison of our results of operations and KPIs for the years ended December 31, 2024 and 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our Annual Report on Form 20-F filed with the SEC on March 5, 2025.
Overview
We are a cloud-native software technology company in the healthcare space dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data, and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.
In 2014, we launched the first application of our platform to analyze NGS data for cancer diagnosis. We offer a broad range of applications used by healthcare providers, clinical and life sciences research laboratories, and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism, and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, our multimodal solution that integrates the capabilities of our genomics and radiomics solutions with additional modalities to further enable clinical decision-making. Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platforms globally for clinical genomics. As of December 31, 2025, we served more than 993 hospital, laboratory, and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products, and services, and our SOPHiA DDM Platform has supported the analysis of approximately 2.3 million genomic profiles and has been utilized in clinical trials and research projects discussed in more than 2,712 peer-reviewed publications. As of December 31, 2025, we had 528 core genomics SOPHiA DDM Platform customers (defined as the number of customers who generated revenue through usage of our bundle access, dry lab, and integrated access models during the specified time period, which, in this case, is the twelve months ended December 31, 2025). We commercialize our SOPHiA DDM Platform and related solutions, applications, products, and services as RUO and CE-IVD applications and products. In the United States, our applications and products are labeled and sold for research use only. Because such products are not intended for use in clinical practice in diagnostics and the applications and products cannot include clinical or diagnostic claims, the FDA regulations require that RUO applications and products be labeled “For Research Use Only. Not for use in diagnostic procedures.” In the EU, we have self-certified our applications and products without the intervention of a notified body in order to affix the CE marking.
Our clinical customers primarily include academic and non-academic hospitals and reference and specialty laboratories. Our biopharma customers primarily include pharmaceutical companies, biotechnology companies, and CROs. Our customers are able to access our SOPHiA DDM Platforms through three primary access models: dry lab access, bundle access, and integrated access. As of December 31, 2025, we operated a global direct sales team of more than 105 field-based commercial representatives across 60 countries in all four of our major regions of operations (Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”)) and further supplemented our direct sales team with distributors in 50 countries. For the years ended December 31, 2025 and 2024, we generated $77.3 million and $65.2 million in revenue, respectively, representing 19% year-over-year growth.

We have funded our operations primarily through equity financings that have generated $499.4 million in gross proceeds as of December 31, 2025, through revenue generated from the sale of access to our SOPHiA DDM Platform and related licenses, solutions, applications, products, and services, and through debt financings. As of December 31, 2025, we had cash and cash equivalents of $70.3 million. Since our inception, we have incurred net losses, which have been significant in recent periods. For the years ended December 31, 2025 and 2024, our net losses were $79.0 million and $62.5 million, respectively. As of December 31, 2025, we had an accumulated deficit of $519.3 million. We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to (i) research and development, in particular to further expand the features, applications and data modalities of our SOPHiA DDM Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas, (ii) expanding our selling and marketing efforts for our SOPHiA DDM Platform and related solutions, applications, products, and services, in particular to drive new customer adoption with clinical customers and biopharmaceutical companies, (iii) establishing and maintaining relationships with our collaborators and customers across the healthcare system, and (iv) obtaining regulatory clearance or approval to offer our applications and products as IVD applications and products for diagnostic use. Our ability to achieve profitability depends on the successful commercialization and further development of our SOPHiA DDM Platform and related solutions, applications, products, and services.

Recent Developments
FDA LDT Final Rule

In April 2025, the U.S. District Court for the Eastern District of Texas, Association for Molecular Pathology, et al. v. U.S. Food and Drug Administration, et al., vacated the FDA’s Laboratory Developed Tests (“LDT”) Final Rule, which was scheduled to be phased in over four years and would have redefined LDTs as in vitro diagnostics, thereby requiring FDA clearance for such tests. Under the LDT Final Rule, the FDA would have mandated premarket review for LDTs and required compliance with other FDA regulations in line with the established medical device guidelines. These requirements would have increased both the cost and time required to commercialize an LDT, reducing the financial incentives for laboratories to develop such tests. This, in turn, could have led to decreased demand for our RUO applications and products, until such time as our tests obtained FDA approval. The FDA had a window to appeal the decision and declined to do so in June 2025, making the court’s decision final. In September 2025, the FDA formally vacated the LDT Final Rule, reinstating the prior regulatory text. As a result, oversight of LDTs will remain under the Clinical Laboratory Improvement Amendments (CLIA) program rather than under the FDA medical device regulations.

Guardant Health Litigation

Guardant filed suit against us in the U.K. in July 2025, and in the EU at the Unified Patent Court in Paris in August 2025, alleging that our MSK-Access liquid biopsy test infringes certain of their patents and seeking remedies, including unspecified monetary damages and injunctive relief. On January 23, 2026, the UPC Paris Local Division issued a final order rejecting Guardant's application for provisional measures and ordered Guardant to pay an interim award of costs of EUR 400,000. The UPC rejected Guardant's application under three asserted patents (EP 3591073, EP 3443066, and EP 3766986), and Guardant withdrew its request regarding a fourth patent (EP 3470533).

On February 9, 2026, Guardant filed an appeal challenging the UPC's finding that EP 3443066 was more likely than not invalid. On February 17, 2026, the UPC Paris Local Division issued a procedural order setting a payment deadline of March 10, 2026, for Guardant to pay the EUR 400,000 interim costs award. On February 18, 2026, the Court of Appeal rejected Guardant's application for suspensive effect of the interim costs award and refused to reduce the EUR 400,000 amount. The Paris Local Division's payment deadline of March 10, 2026, and the original interim award amount of EUR 400,000 therefore stand. Based on the Court of Appeal's rejection of suspensive effect and the Paris Local Division's payment deadline, we expect to receive payment of the EUR 400,000 interim costs award by March 10, 2026.

Separately, on February 12, 2026, we filed an Application for a cost decision under Rules 150 and 151 of the Rules of Procedure at the Court of First Instance, seeking costs exceeding EUR 600,000 incurred during the first instance proceedings. The UPC Paris Local Division has set a deadline of March 2, 2026, for Guardant to respond to our application for full costs, which includes the remaining EUR 200,000 in additional legal fees and approximately EUR 7,000 in travel costs. These additional costs may be decided as part of the appeal proceedings or in separate cost proceedings, but we will continue to pursue reimbursement of our full legal costs.

The U.K. proceedings remain pending. We intend to vigorously defend ourselves against these claims. These pending cases resulted in higher legal expenses in the second half of 2025 of $2.4 million, and we could incur further costs and divert the attention of our management and technical personnel in defending ourselves against these claims. Furthermore, Guardant may in the future be able to obtain injunctive or other relief, which effectively could block our ability to further develop, commercialize, market or sell products or services in certain jurisdictions, such as the U.K. and EU. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have an adverse impact on our business, financial condition or results of operations.

SEC Definition of FPI

In June 2025, the U.S. Securities and Exchange Commission (“SEC”) issued a request for public comment on whether the definition of a Foreign Private Issuer (“FPI”) should be amended. The comment period was open for 90 days and closed in early September 2025. The SEC is now reviewing public comments in order to decide on any potential rule changes.

The SEC’s request for comment outlines several potential changes to the FPI definition. These include, among other things, a possible requirement that FPIs be listed on a securities exchange in their home jurisdiction. While SOPHiA GENETICS is headquartered in Rolle, Switzerland, we are not currently listed on a Swiss or European exchange. The SEC has also raised the possibility of implementing a foreign trading volume requirement, which may not be within our control.

Additionally, the SEC discussed the potential for a mutual recognition framework based on international cooperation agreements. However, there is no assurance that such an approach will be adopted or that Switzerland would qualify under any mutual recognition criteria.

At this time, the outcome of the SEC’s review is uncertain. Any changes to the FPI definition could impact our status and result in additional compliance obligations or costs, including the potential need to seek listings on additional exchanges. We are actively monitoring developments in this area and will assess and respond to any changes that may affect our FPI status.
Factors Affecting Our Performance
We believe that our financial performance has primarily been driven by, and in the foreseeable future will continue to be primarily driven by, the factors discussed below. While these factors present significant opportunities for our business, they also pose challenges that we must successfully address in order to sustain our growth and improve the results of our operations. Our ability to successfully address these challenges is subject to various risks and uncertainties described elsewhere in this prospectus, particularly in the section titled “Item 3. Key Information—D. Risk Factors.”
Customer Acquisition and Analysis Volume
We principally derive revenue from the use of our SOPHiA DDM Platform by our customers as well as the sales of related licenses, solutions, applications, products, and services. Our analysis volume is dependent on both the acquisition of new customers as well as usage volume from our existing customers. We employ a “land and expand” commercial model focused on winning new customers and then driving subsequent recurring utilization of our solutions by those acquired customers. Once we secure a customer, we use our direct sales force to build further engagement and help that customer increase its testing operations. For example, we may initially support a customer in setting up its NGS testing operations for hereditary cancer screening, including operational support through our set-up programs, also referred to as MaxCare. Once the customer is fully onboarded on our SOPHiA DDM Platform, it is then comparatively easier to deploy additional germline testing solutions as well as somatic oncology testing solutions, creating synergies across the offerings and a unified workflow. We also target incremental users within each customer, for example, additional clinicians within a provider across expanded departments such as radiology or pathology.
We expect our analysis volume to increase and new customer acquisitions to accelerate as we further expand the features, applications, and data modalities of our SOPHiA DDM Platform; expand our presence into new geographies; and further penetrate existing geographies, particularly geographies that represent largely under-penetrated opportunities, such as North America and East Asia. We intend to significantly invest in the development of our SOPHiA DDM Platform to accommodate multimodal data analytics capabilities across a wide range of disease areas, including under-penetrated disease areas such as cardiology and neurology, which we believe will allow us to attract new customers and increase usage of our SOPHiA DDM Platform within our existing customer base. While we believe that our existing sales force can support our near-term growth plans, to continue expanding our presence into new geographies and further penetrate existing geographies, we will continue to opportunistically invest in our direct sales force to further scale the size of our network in under-penetrated geographies such as Japan and North America, form additional collaborations with reference and specialty laboratories, and collaborate with collaborators and distributors in selected geographies outside of North America.
Revenue Mix
We derive revenue from the use of our SOPHiA DDM Platform by our customers as well as the sales of related licenses, solutions, applications, products, and services. Our clinical customers can access our platform using three different models: dry lab access, bundle access, and integrated access. In the dry lab access model, our customers use the testing instruments and consumables of their choice and our SOPHiA DDM Platform and algorithms for variant detection and identification. In the bundle access model, we bundle DNA enrichment kits with our analytics solution to provide customers the ability to perform end-to-end workflows. In the integrated access model, our customers have their samples processed and sequenced through select SOPHiA DDM Platform collaborators within our clinical network and access their data through our SOPHiA DDM Platform. Our biopharma customers can access our SOPHiA DDM Platform through the same three models, but they may also have access to data generated through our SOPHiA DDM Platform in the form of custom reports and analytics.
We have experienced fluctuations in how our clinical customers access our SOPHiA DDM Platform across the three access models. Specifically, certain customers may transition from one access model to another over time. For example, we have observed a trend with certain customers being onboarded onto our platform through the dry lab access model, but, over time, as our relationships with them grow, these customers transition to the bundle access model as customers trust us to curate a set of instruments and consumable products to help increase the accuracy of the analysis they generate. This trend is one illustration of our “land and expand” commercial model, as bundle access is typically a higher revenue-generating model compared to dry lab access based on the incremental value from the sale of consumables and instruments as well as higher platform usage on average for bundle access customers. Certain types of customers are also more likely to access our SOPHiA DDM Platform using one access model compared to other customers. For example, customers who are unable or do not wish to conduct sequencing locally are inclined to use the integrated access model. These customers have historically represented a small percentage of our customer base relative to customers that use the bundle access and dry lab access models. We expect that the revenue contribution from each of the three access models will vary depending on our customer base and the rate of new customer acquisition.
We also derive revenue from the sale of licenses for our Alamut suite of genomics mutations interpretation software. While we view Alamut as a complementary add-on to our SOPHiA DDM Platform, there are a number of Alamut users who currently are not customers of our SOPHiA DDM Platform. We expect that revenue contribution from Alamut will continue to vary based on the number of stand-alone Alamut users as well as our ability to cross-sell our SOPHiA DDM Platform to Alamut users and vice versa.
Seasonality
We typically experience lower usage of our SOPHiA DDM Platform in the first and third quarters compared to the second and fourth quarters, which tend to be seasonally stronger. We typically see relatively lower usage in the first quarter as customers across our global network return from their holidays and new customers are still being onboarded onto our platform. Meanwhile, we believe the relatively lower usage in the third quarter is due to the seasonal slowdown at our customers’ European facilities attributable to vacations and European holiday schedules. As we expand in the North American market, we expect that we will be subject to somewhat lower seasonal variations in our usage per customer. We typically experience the highest usage of our SOPHiA DDM Platform in the fourth quarter as we bring new customers and new applications and products with existing customers into routine usage over the course of the year.
Biopharma Expansion
To date, the majority of our revenue is generated through our clinical customers, including academic and non-academic hospitals, and reference and specialty laboratories. However, we see potential for our biopharma business to comprise a more significant portion of our revenues. We began commercializing our biopharma application, product, and service offerings in 2019. While we have the ability to offer a robust package of pre- and post-market solutions to our biopharma customers across the Discovery, Development, and Deployment stages through a broad set of solutions, including SOPHiA Trial Match, SOPHiA Insights, SOPHiA CDx, and SOPHiA Awareness, our biopharma business is still nascent with the initial focus on establishing pilot programs with large pharmaceutical and biotech companies to build customer trust and raise awareness about our offerings in a manner similar to the “land and expand” strategy we employ for our clinical business. We intend to leverage our platform and database to drive adoption by biopharmaceutical companies through our sales force focused on biopharma opportunities across the value chain. In addition, we plan to develop new offerings for biopharma as we expand the number and type of new applications and data modalities on our platform.
SOPHiA CarePath
In 2022, we unveiled SOPHiA CarePath, a new multimodal module on our SOPHiA DDM Platform powered by our artificial intelligence and machine learning algorithms. The module will allow healthcare practitioners to visualize data across multiple modalities (including genomic, radiomic, clinical, and biological) for individual patients in a longitudinal manner and derive additional insights through cohort design and comparison. SOPHiA CarePath has already been deployed as part of our Digital Twins tool, a breakthrough research technology that creates dynamic, virtual representations of individual patients to simulate potential outcomes and help oncologists make better treatment decisions.
Strategic Acquisitions and Collaborations
We vigilantly monitor the market for potential investments to expand or add key technologies to our offerings that we believe will improve our platform’s ability to address our customers’ needs and catalyze the commercialization of new applications, products, and services. Our investment strategy could take the form of a business acquisition, asset acquisition, or strategic licensing of patented technology, all of which may affect our future financial results. For example, our acquisition of Interactive Biosoftware (“IBS”) in 2018 expanded the functionality of our SOPHiA DDM Platform. The Alamut suite of genomics mutation interpretation software is connected to our SOPHiA DDM Platform and gives our customers advanced analytics capabilities for a deeper and more informed genomic data interpretation. We view Alamut as a complement to our SOPHiA DDM Platform and expect to be able to accelerate our growth by cross-selling our SOPHiA DDM Platform to Alamut users and vice versa.
To complement our investment strategy, we have also collaborated, and intend to form additional collaborations, with other product providers in the ecosystem to bundle our solutions to provide differentiated end-to-end solutions. We currently collaborate with testing kit companies, testing hardware providers, software analytics companies, and diagnostic companies operating with a centralized model. For example, we formed collaborations with companies including Twist, IDT, and Agilent to create an integrated solution using our analytics platform and their library preparation products, including DNA enrichment kits. We continue to regularly evaluate our role in the genomics and radiomics value chain in order to provide both our existing and new customers with a comprehensive product offering, enhance our overall market and competitive position and expand into adjacent untapped markets and new geographies.
In September 2025 we announced a partnership with Myriad Genetics to develop a companion diagnostic (“CDx”) liquid biopsy assay. The partnership will leverage Myriad’s laboratory capabilities and SOPHiA’s global network to provide pharmaceutical firms with an innovative approach to global companion diagnostics. Myriad will lead regulatory submissions in the United States and SOPHiA will pursue regulatory approvals outside of the United States. Both firms will collaborate across development activities to provide a compelling solution to pharmaceutical firms pursuing CDx programs. Myriad has also publically stated that they plan on adopting the SOPHiA DDM platform for use in their clinical lab testing.
Research and Development
A significant aspect of our business is our continued investment in research and development, including new features, new applications, new data modalities, and new services. We plan to continue investing in scientific innovation to bring innovative, high-impact content to our customers through regular updates of our platform.
Exchange Rates
We operate internationally and a majority of our revenues, expenses, assets, liabilities and cash flows are denominated in currencies other than our presentation currency, the U.S. dollar, and the functional currency of SOPHiA GENETICS SA, the Swiss franc. Our revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira, and Canadian dollar depending on our customers’ geographic location. Our expenses are incurred primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, and Brazilian real. We expect that a part of our revenues and expenses will continue to be denominated in currencies other than the U.S. dollar. Therefore, part of the fluctuations in our operating results in any period may result from changes in exchange rates. We currently do not use any financial instruments to manage our exchange rate risks, which we have been partially mitigating by matching costs in the same foreign currency.
Key Operating Performance Indicators
We regularly monitor a number of key operating performance indicators and metrics to evaluate our business, measure our performance, identify key operating trends, and formulate financial projections and strategic plans. We believe that the following metrics are representative of our current business, but the metrics we use to measure our performance could change as our business continues to evolve. Our key operating performance indicators primarily focus on metrics related to our SOPHiA DDM Platform metrics, as platform revenue comprises the majority of our revenues.
As used in this section, the term “customer” refers to any customer who accesses our SOPHiA DDM Platform through the dry lab and bundle access models. We exclude from this definition any customers accessing our SOPHiA DDM Platform using the integrated business model because they tend to use our platform in an ad hoc manner compared to our dry lab and bundle access customers who typically do so in a recurring fashion, generate an immaterial portion of our revenue and analysis volume, and constitute a small part of our customer base. We also exclude from this definition customers who only use Alamut through our SOPHiA DDM Platform.

Platform Analysis Volume
Quarterly Platform Analysis Volume from Q1 2018 to Q4 2025*

The following table shows platform analysis volume for the year ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
SOPHiA DDM Platform analysis volume*	391,698	352,628
*The figures in the bar chart and table above have been adjusted to exclude analyses conducted during the period but for which chargebacks were issued or other adjustments were made to customers after the period. We do not believe that such adjustments are material to the periods presented.
Platform analysis volume represents a key business metric that reflects our overall business performance, as we generate revenue on a pay-per-analysis basis. Platform analysis volume measures the number of analyses that generated revenue to us and were conducted by our Core Genomics Customers. Analysis volume is a direct function of the number of active customers and usage rates across our customer base during a specified time period. While our platform analysis volume is a major driver of our revenue growth, other factors, including application and product pricing, access model used, and customer size mix, also affect our revenue. Because of that, our revenue may increase in periods in which our analysis volume decreases and vice versa.
Analysis volume increased to 391,698 in the year ended December 31, 2025 from 352,628 in the year ended December 31, 2024. We observed an increase in chargeable analysis volume of 11% for the year ended December 31, 2025, as compared to the year ended December 31, 2024. This increase is primarily attributable to increased usage from our existing customers as well as new customers onboarded onto our platform, with outsized growth in our Hematological Oncology (“HemOnc”) applications and primarily related to strong volume growth in EMEA and NORAM. The increase in analyses was partially offset by a decline in analyses in LATAM. We increase prices annually or as necessary throughout the year. While platform analysis volume is a primary driver of our overall revenue, there are other important factors that also contribute to our revenue performance, including access model mix, Alamut license sales, biopharma service revenue and workflow equipment and services revenue. These factors also contributed to year-over-year growth in our overall revenue in 2025.
Total Core Genomics Customers
The following table shows the number of Core Genomics Customers as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Core Genomics Customers	528	472
We track the number of our Core Genomics Customers, defined as the number of customers who performed revenue generating analyses on our SOPHiA DDM Platform during the specified time period, as a key measure of our ability to generate recurring revenue from our install base. We exclude from this number any customers who do not utilize our SOPHiA DDM Platform through either dry lab access or a bundle sale, such as customers who only use integrated access, Alamut and our biopharma customers.
This number also excludes customers without any usage of our SOPHiA DDM Platform over the past twelve months and customers who have executed agreements with us but have not yet completed any revenue generating analyses, including customers that are in the process of being onboarded onto our SOPHiA DDM Platform. During 2025 we refined our definition of Core Genomic Customers to align our treatment of discrete customers within a larger entity with our new customer acquisition strategy. The impact on the 2024 customer count definition change was less than 1%.
Core Genomics Customers increased to 528 as of December 31, 2025 from 472 as of December 31, 2024. The increase is primarily attributable to our continued customer acquisition momentum by our commercial team over the course of the intervening period net of churn.
Net Dollar Retention (NDR)
The following table shows the net dollar retention as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Net dollar retention (NDR)	115%	104%
We track net dollar retention for our SOPHiA DDM Platform, Alamut and recurring services, including revenue from dry lab, bundle access, and integrated access customers as a measure of our ability to grow the revenue generated through our “land and expand” strategy net of revenue churn, which we define as the revenues we have lost from customers who access our platform and have not generated revenue over the past twelve months in that period. To calculate net dollar retention, we first specify a measurement period consisting of the trailing two-year period from our fiscal period end. Next, we define a measurement cohort consisting of customers who have generated recurring revenue during the first 12 months of the measurement period. We then calculate our net dollar retention as the ratio between the U.S. dollar amount of revenue generated from this cohort in the second year of the measurement period and the U.S. dollar amount of revenue generated in the first year. For customers that did not contribute a full year of revenue in the base period, their revenue is annualized to provide a more representative baseline. Any customer in the cohort that did not use our platform in the second year are included in the calculation as having contributed zero revenue in the second year. Integrated accounts are included in NDR because they generate recurring revenue, even if they do not meet the criteria for customer count. During 2025 we refined our net dollar retention by aligning our customer cohorts with the core genomic customer counts, annualizing revenue for customers that did not contribute a full year of revenue in the base period, incorporating revenue generated from Alamut and recurring services and our calculation of revenue churn by utilizing actual revenue for the trailing 12 months rather than annualized revenues. The impact on the 2024 NDR amount as a result of the definition change was less than 2%.
Net dollar retention increased to 115% as of December 31, 2025 from 104% as of December 31, 2024. The year-over-year increase in revenue growth momentum is attributable to growth across our existing customer base as well as higher average selling prices of our products. The annualized churn rate was 0.1%, which was lower than 2024 as a result of the relative size of lost customers.
Components of Results of Operations
Revenue
We generate revenue from goods and services rendered to our clinical and biopharma customers. Our clinical customers include academic and non-academic hospitals (including comprehensive cancer centers and children’s hospitals), and reference and specialty laboratories. Our biopharma customers include companies along the full biopharma value chain. We group our solutions that we offer our customers into two primary revenue streams: our SOPHiA DDM Platform and workflow equipment and services.
SOPHiA DDM Platform revenue comprises the bulk of our revenue and includes goods and services related to the use of our SOPHiA DDM Platform, including our clinical genomics solutions, which span across a broad range of unique applications for analyzing genomic data; our Alamut suite of genomics mutation interpretation software, which gives our clinical customers advanced analytics capabilities for a deeper and more informed genomic data interpretation; and biopharma applications designed to help customers solve bottlenecks across the biopharma value chain, including discovery, clinical development and commercialization; and the sale of third-party instruments and consumables to our bundle access customers.
For clinical customers, our primary pricing strategy for our SOPHiA DDM Platform is a pay-per-use model, in which customers access our platform free of charge but pay for each use of our platform. Pricing varies based on our customer mix, as customers require differing levels of customization. For Alamut, our primary pricing strategy is a licensing model, in which customers access our platform for a contracted price. For biopharma customers, we are continuing to refine our pricing strategy since we launched our initial applications for the biopharma market in 2019. We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. For revenue generated from our SOPHiA DDM Platform customers, we recognize revenue from analyses as the analyses are conducted and revenue from bundled instruments and consumables at the point of delivery. For revenue generated from Alamut licenses, we recognize revenue over the course of the license period. Payments from our customers are typically between 30 and 60 days with payment terms extended up to 180 days from the invoice date. Although we have a diverse range of customers, for the years ended December 31, 2025 and December 31, 2024, we generated $8.7 million and $8.2 million, respectively, of revenue from one of our largest distributors.
Workflow equipment and services revenue includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services rendered primarily to clinical customers. These include the provision of set-up programs and training and the sale of equipment that are not linked to the use of the platform, such as automation equipment. Set-up programs and training are typically combined with a customer’s first order prior to the customer being onboarded onto our SOPHiA DDM Platform. Revenue from services is generally recognized when the services are performed. Revenue from materials are recognized when control of the goods is transferred to the customer, generally at the time of delivery.
We have demonstrated continued revenue growth during 2025 and 2024 as a result of the continued development of our platform and technology and further penetration of the market. Revenue performance is reflective of the strong foundation that has been built, focused around clinical and biopharma customers. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leases (“IFRS 16”), leasing, and the fees charged for the maintenance of this equipment.

Cost of Revenue
Cost of revenue comprises costs directly incurred in earning revenue, including computational and storage-related costs and fees paid to hosting providers, manufacturing costs, materials and consumables, the cost of equipment leased out under finance leases, personnel-related expenses, and amortization of capitalized software development costs. Capitalized software development costs are amortized using the straight-line method over an estimated life of five years.
While we currently expect increased investments to accelerate growth, we also expect to realize increased efficiencies and economies of scale and undertake cost containment measures to reduce the cost of using cloud infrastructure. Over time, we expect our gross profit margin to increase as we broaden our customer base, increase customer engagement, expand our cloud infrastructure, and negotiate additional arrangements with service providers, including computational and storage-related costs and fees paid to hosting providers. However, in the near term, we expect that our gross profit margin may be adversely impacted by increased computational and storage-related costs and fees as we have purchased, and may be required to continue to purchase, increased capacity at less favorable rates in order to address increased demand for our SOPHiA DDM Platform and related solutions, applications, products, and services. Our cost of revenue as a percentage of revenue may fluctuate from period to period depending on the interplay of the various components of cost of revenue. Our cost of revenue as a percentage of revenue is impacted by the sale of higher value testing such as MSK-Access that have a higher price point and margin profile, and thus a lower cost-of-revenue. Certain markets such as India, Turkey and LATAM have lower price points and thus a lower margin profile and expansions in those markets may increase our costs as a percentage of revenue.
Operating Expenses
Operating expenses consist of research and development, selling and marketing, general and administrative, and other operating income (expense), net.
Research and Development Costs
Research and development costs consist of personnel and related expenses for technology, application, and product development, depreciation and amortization, laboratory supplies, consulting services, computational and data storage fees paid to hosting providers related to research and development, and allocated overhead costs. These costs are stated net of government grants for research and development and innovation received as tax credits and net of capitalized software development costs.
In the long term, we expect our research and development costs to increase in absolute dollars, but not necessarily as a percentage of revenue, while we continue to develop, refine, and optimize our platform, technology, applications, products, and services as we seek to expand the features, applications, and data modalities of our SOPHiA DDM Platform, broaden our customer base, and increase customer engagement to drive revenue growth. We expect research and development costs, inclusive of capitalized software development, to continue to comprise one of the largest components of our overall operating expenses. Our research and development costs as a percentage of revenue may fluctuate from period to period due to the timing and extent of such expenses.
Selling and Marketing Costs
Selling and marketing costs consist of personnel and related expenses for the employees of our sales and marketing organization, costs of communications materials that are produced to generate greater awareness and utilization of our platform among our customers, costs of third-party market research, costs related to transportation and distribution of our products and allocated overhead costs, and commissions to sales employees.
In the short term, we expect our selling and marketing costs to increase in absolute dollars and as a percentage of revenue as we seek to broaden our customer base and increase customer engagement to drive revenue growth and as we hire additional sales personnel and related account management and sales support personnel to properly service our growing customer base. However, in the long term, we expect our selling and marketing costs to gradually and modestly decrease as a percentage of revenue. Our selling and marketing costs as a percentage of revenue may fluctuate from period to period due to the timing and extent of such expenses.
General and Administrative Costs
General and administrative costs consist of personnel and related expenses for our executive, accounting and finance, legal, quality, support and human resources functions, depreciation and amortization, professional services fees incurred by these functions, general corporate costs and allocated overhead costs, which include occupancy costs and information technology costs.
In the short term, we expect that our general and administrative costs may vary in absolute dollars and as a percentage of revenue in line with our business needs. However, in the long term, we expect our general and administrative costs to gradually and modestly decrease as a percentage of revenue.
Other Operating Income (Expense), Net
Other operating income (expense), net consists of gains and losses related to the disposal of tangible assets, write-offs of intangible assets and other operating income and expenses. We cannot predict the amount of other operating income (expense), net for future periods.
Interest Income
Interest income consists of interest income earned on cash and cash equivalents, term deposits and short-term investments, and lease receivables.
Interest Expense
Interest expense consists of interest expense incurred on lease liabilities and loans, which includes interest on commercial borrowings.
We currently do not use any financial instruments to manage our interest risk exposure.
Fair Value Adjustments on Warrant Obligations
Fair value adjustments on warrant obligations consists of any gains or losses from changes in fair value to our warrant obligations.
Foreign Exchange (Losses) Gains, net
Foreign exchange losses (gains), net consists of foreign exchange realized and unrealized gains and losses arising principally from intercompany receivable balances in the parent company denominated in U.S. Dollar, whose functional currency is the Swiss franc.
Taxation
We are subject to corporate taxation in Switzerland and other jurisdictions in which we operate, in particular, the United States, France, the U.K., Italy, Brazil, Germany and Australia, where our wholly owned subsidiaries are incorporated.
Pursuant to a written agreement with the Swiss government, we were exempted from corporate taxes (including capital tax) in Switzerland until December 31, 2022. Effective as of January 1, 2023, we are subject to ordinary cantonal and Swiss federal corporate taxes, including capital tax.
We are entitled under Swiss laws to carryforward any losses incurred for a period of seven years, which could be used to offset future taxable income. As of December 31, 2025, we had total tax loss carryforwards totaling $448.2 million with $444.0 million of which no deferred tax asset has been recorded as they are expected to expire prior to being utilized to offset future incomes. We currently have tax loss carryforwards in Switzerland, the U.S., the U.K., and Brazil. Of our loss carryforwards, $440.3 million are in Switzerland and can be carried forward through future periods that will expire at various dates between January 1, 2026 and December 31, 2032. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full during the allotted time periods.
Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
	2025	2024	$	%
Revenue	$77,271	$65,173	$12,098	19%
Cost of revenue	(25,194)	(21,236)	(3,958)	19%
Gross profit	52,077	43,937	8,140	19%
Research and development costs	(34,216)	(34,366)	150	—%
Selling and marketing costs	(36,118)	(29,369)	(6,749)	23%
General and administrative costs	(52,563)	(46,953)	(5,610)	12%
Other operating (loss) income, net	(86)	183	(269)	(147)%
Operating loss	(70,906)	(66,568)	(4,338)	7%
Interest income	1,872	3,362	(1,490)	(44)%
Interest expense	(4,554)	(1,913)	(2,641)	(138)%
Fair value adjustments on warrant obligations	(497)	370	(867)	(234)%
Foreign exchange gains (losses), net	(3,402)	3,479	(6,881)	(198)%
Loss before income taxes	(77,487)	(61,270)	(16,217)	26%
Income tax expense	(1,512)	(1,223)	(289)	24%
Loss for the year	$(78,999)	$(62,493)	$(16,506)	26%
Revenue
The following table presents revenue by stream for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
SOPHiA DDM Platform	$74,915	$63,546	$11,369	18%
Workflow equipment and services	2,356	1,627	729	45%
Total revenue	$77,271	$65,173	$12,098	19%
Revenue was $77.3 million for the year ended December 31, 2025, compared to $65.2 million for the year ended December 31, 2024. This increase was primarily attributable to an increase in SOPHiA DDM Platform revenue as well as $2.0 million in foreign exchange impact over the course of the year related to the appreciation in the exchange rates between key transactional currencies, particularly the euro, and our reporting currency, the U.S. dollar. SOPHiA DDM Platform revenue was $74.9 million for the year ended December 31, 2025 compared to $63.5 million for the year ended December 31, 2024. This increase was primarily attributable to an increase in analysis volume, particularly across our Oncology application portfolio driven by growth in our HemOnc application, partially offset by a slight decrease in biopharma revenue of $0.7 million. The increase in analysis volume was related to strong volume growth in EMEA and NORAM. Workflow equipment and services revenue was $2.4 million for the year ended December 31, 2025, compared to $1.6 million for the year ended December 31, 2024. This increase was primarily attributable to an increase in workflow automation equipment installations.

Cost of Revenue
The following table presents cost of revenue, gross profit, and gross margin for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Cost of revenue	$(25,194)	$(21,236)	$(3,958)	19%
Gross profit	$52,077	$43,937	$8,140	19%
Gross margin	67%	67%
Cost of revenue was $25.2 million for the year ended December 31, 2025, compared to $21.2 million for the year ended December 31, 2024. The increase was primarily driven by a $2.1 million increase in material costs, including automation equipment and related services associated with higher volumes, a $1.7 million increase in amortization of capitalized development costs as software development projects were put into service and a $1.1 million increase in maintenance and customer support costs due to a higher volume of update releases. These increases were mitigated by ongoing efforts to optimize compute costs and partially offset by a $0.8 million decrease in inventory reserve and inventory scrap. The gross margin was 67% for the year ended December 31, 2025, remaining stable as compared to the year ended December 31, 2024.
Operating Expenses
The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income, net for the years ended December 31, 2025 and 2024:

(Amounts in USD thousands, except %)	Year ended December 31,		Change
	2025	2024	$	%
Research and development costs	$(34,216)	$(34,366)	$150	—%
Selling and marketing costs	(36,118)	(29,369)	(6,749)	23%
General and administrative costs	(52,563)	(46,953)	(5,610)	12%
Other operating (expenses)/income, net	(86)	183	(269)	(147)%
Total operating expenses	$(122,983)	$(110,505)	$(12,478)	11%
Research and Development Costs
Research and development costs were $34.2 million for the year ended December 31, 2025, compared to $34.4 million for the year ended December 31, 2024. The decrease was primarily driven by $1.2 million of resources that were shifted to support implementation and maintenance activities and $0.5 million related to an R&D grant in France we received. These decreases were offset by a $0.3 million increase in employee-related expenses, including share-based compensation, which includes a $1.1 million foreign exchange impact on salary expenses and a $0.5 million increase in social charges on equity-based compensation as a result of appreciation in the price of our stock.
Selling and Marketing Costs
Selling and marketing costs were $36.1 million for the year ended December 31, 2025, compared to $29.4 million for the year ended December 31, 2024. The increase was primarily attributable to a $5.0 million increase in employee-related expenses, including commissions and share-based compensation, as we expanded our sales force, and includes a $0.4 million foreign exchange impact on salary expense and a $0.2 million increase in social charges on equity-based compensation as a result of appreciation in the price of our ordinary shares. Our commissions expenses have increased as a result of a larger team on commissions-based programs and the improved overall performance of our sales team. Additionally, there was a $0.6 million increase in marketing spend related to targeted campaigns aimed at accelerating penetration in key markets, a $0.4 million increase in travel and expense, and a $1.0 million increase in shipping costs related to the higher sales volumes.
General and Administrative Costs
General and administrative costs were $52.6 million for the year ended December 31, 2025, compared to $47.0 million for the year ended December 31, 2024. This increase was primarily attributable to a $1.2 million increase in employee-related expenses, including share-based compensation, which includes a $0.8 million foreign exchange impact on salary expense and a $0.8 million increase in social charges on equity-based compensation as a result of appreciation in the price of our stock.

Additional increases related to $2.4 million in legal expenses related to the Guardant Health litigation and $0.9 million in costs related to our shelf registration statements and an at-the-market offering program which allows for sales of our stock. In connection with the Guardant Health litigation, as discussed in "Recent Developments—Guardant Health Litigation," we expect to receive reimbursement of a €400,000 interim costs award by March 10, 2026, and are pursuing reimbursement of additional legal costs exceeding EUR 200,000 through separate cost proceedings at the Unified Patent Court.
Other Operating Income, net
Other operating income, net was an expense of $0.1 million for the year ended December 31, 2025, compared to $0.2 million income for the year ended December 31, 2024 mainly attributable to $0.1 million of non-recoverable VAT costs in 2025. In 2024 the income related to a one-time supplier credit note.

Interest Income
The following table presents interest income for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Interest income	$1,872	$3,362	$(1,490)	(44)%
Interest income was $1.9 million for the year ended December 31, 2025, compared to $3.4 million for the year ended December 31, 2024. The decrease was primarily driven by a $1.5 million decrease in the interest earned on cash held in short term deposits and money market funds due to lower cash balances than in the prior year and decreasing market interest rates.
Interest Expense
The following table presents interest expense for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Interest expense	$(4,554)	$(1,913)	$(2,641)	138%
Interest expense was $4.6 million for the year ended December 31, 2025, compared to $1.9 million for the year ended December 31, 2024. The increase of $2.6 million was primarily driven by the additional borrowings under the Perceptive Loan Agreement in connection with the drawdown of a second tranche of $35.0 million principal amount of term loans in 2025 as well as a full year of interest on the first tranche of $15.0 million.
Fair Value Adjustments on Warrant Obligations
The following table presents the fair value adjustments on warrant obligations for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Fair value adjustments on warrant obligations	$(497)	$370	$(867)	100%
Fair value adjustments on warrant obligations had a loss of $0.5 million for the year ended December 31, 2025 compared to a gain of $0.4 million for the year ended December 31, 2024. The change is due to the fair value of the warrants increasing as a result of an increase in the price of our underlying shares in 2025 as well as an increase in the number of warrants outstanding.

Foreign Exchange Gains (Losses), net
The following table presents the foreign exchange gains (losses), net for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Foreign exchange (losses) / gains, net	$(3,402)	$3,479	$(6,881)	(198)%
Foreign exchange losses were $3.4 million for the year ended December 31, 2025, compared to foreign exchange gains of $3.5 million for the year ended December 31, 2024. This increase in foreign exchange losses was primarily driven by the revaluation of intercompany foreign currency receivable balances into SOPHiA GENETICS SA’s functional currency of the Swiss franc, partially offset by $0.4 million in realized net foreign exchange gains. Unrealized gains and losses do not constitute a cash impact until the related transactions are settled.
Income Tax Expense
The following table presents income tax expense for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Income tax expense	$(1,512)	$(1,223)	$(289)	24%
Income tax expense was $1.5 million for the year ended December 31, 2025, compared to $1.2 million for the year ended December 31, 2024. This tax expense is primarily attributed to current and deferred tax expenses recorded in France, the U.S., and Italy, and, to a lesser extent, to the provision for uncertain tax positions, the majority of which were non-cash in 2025 and 2024.
Off-Balance Sheet Arrangements and Commitments
We have a minimum purchase agreement with Microsoft related to computational and hosting-related costs. As part of the agreement (as amended on October 10, 2025), we have a total minimum commitment of approximately $80.9 million from the period beginning November 1, 2022 through October 31, 2029 and an additional one-year grace period to meet the minimum commitment by October 31, 2030. As of December 31, 2025 and 2024, our remaining commitments are $58.2 million and $56.9 million, respectively.
Other than the above agreement with Microsoft, we did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements or commitments that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses.
B. Liquidity and Capital Resources
For a discussion of our liquidity and capital sources and cash flows for the year ended December 31, 2024 and comparison to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F filed with the SEC on March 4, 2025.
Sources of Capital Resources
Our principal sources of liquidity were cash and cash equivalents totaling $70.3 million as of December 31, 2025 which were held for a variety of growth initiatives and investments in our SOPHiA

DDM Platform and related solutions, applications, products, and services as well as working capital purposes. Our cash and cash equivalents are comprised of cash on hand, bank deposits, money market funds, and bank and other short-term highly liquid investments with original maturities of three months or less.

On May 2, 2024 (the “closing date”), SOPHiA GENETICS SA and our subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which we may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans on the closing date and (ii) a second tranche of $35.0 million principal amount of term loans that was drawn down on June 25, 2025. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term Secured Overnight Financing Rate (“Term SOFR”) (floored at 4% per annum) plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. The Perceptive Credit Agreement also contains certain mandatory prepayment provisions, including prepayments from the proceeds from certain asset sales and casualty events (subject to a right to reinvest such proceeds in assets used in our business within 180 days) and from issuances or incurrences of non-permitted debt, which will also be subject to prepayment premiums. The obligations under the Perceptive Credit Agreement are secured by substantially all of our and certain of our subsidiaries’ assets and are guaranteed initially on the closing date by SOPHiA GENETICS SA and SOPHiA GENETICS, Inc. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant tested on a quarterly basis beginning June 30, 2024, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. We remain in full compliance with all covenants contained in the Perceptive Credit Agreement as of December 31, 2025.

In addition, on May 2, 2024 we issued to Perceptive Credit Holdings IV, LP a warrant certificate representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with the right to purchase 200,000 ordinary shares available immediately and the right to purchase an additional 200,000 ordinary shares that became available upon the drawdown of the second tranche of the term loans on June 25, 2025. The purchase rights represented by the warrant certificate are exercisable, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments.

On January 23, 2026, SOPHiA GENETICS SA and our subsidiary SOPHiA GENETICS, Inc. entered into an amendment (the “2026 Amendment”) to the Perceptive Credit Agreement. The 2026 Amendment provides for, among other things, $25.0 million of additional term loan commitments consisting of (i) an additional $12.5 million tranche of term loan commitments, which may be drawn subject to certain customary conditions, and (ii) an additional $12.5 million tranche of term loan commitments, which may be drawn at such time as SOPHiA GENETICS SA’s revenue for a trailing twelve-month period exceed $85.0 million and otherwise subject to customary conditions. The two additional tranches, if drawn, will have terms and conditions consistent with the existing term loans, will bear interest at rate per annum equal to Term SOFR (floored at 4% per annum) + 6.25% and will mature in 2029. In connection with the 2026 Amendment, the Company amended and restated the warrant certificate in order to issue to Perceptive Credit Holdings IV, LP the right to purchase an additional 75,000 ordinary shares at $5.00 per share, which right is exercisable immediately. The warrant certificate also grants Perceptive Credit Holdings IV, LP the right to purchase an additional (1) 100,000 ordinary shares, which right will become exercisable upon drawdown of the third tranche and (2) another 100,000 ordinary shares, which right will become exercisable upon drawdown of the fourth tranche.

On April 23, 2024 the Company terminated its existing credit agreement with Credit Suisse SA for up to CHF 5.0 million ($5.5 million). Additionally, the Company entered into a new credit agreement with Credit Suisse SA for up to CHF 0.1 million ($0.1 million) to be used for cash credits, contingent liabilities, or as margin for OTC derivative transactions. Borrowings under the new credit agreement will bear interest at a rate to be established between the Company and Credit Suisse SA at the time of each draw down. On November 27, 2025 the Company terminated this CHF 0.1 million facility ($0.1 million). On February 20, 2025 the Company entered into a new credit agreement with UBS Switzerland AG for up to CHF 0.3 million ($0.3 million), intended solely for the issuance of bank guarantees. As of December 31, 2025 and 2024, the Company had no borrowings outstanding under these credit facilities.
In August 2025, we established a new at-the-market (“ATM”) offering program pursuant to which we may sell, from time to time, ordinary shares having an aggregate offering price of $50.0 million. For the year ended December 31, 2025, we sold 228,238 ordinary shares for total net proceeds of $1.1 million under this program. Through February 20, 2026 the Company has sold 2,795,485 additional shares for total net proceeds of $14.1 million under the same program.

We have funded our operations primarily through equity financing and through revenue generated from the sale of access to our SOPHiA DDM Platform and related licenses and services. Invoices for our products and services are a substantial source of revenue for our business, which are included on our consolidated balance sheet as trade receivables prior to collection. Accordingly, collections from our customers have a material impact on our cash flows from operating activities. As we expect our revenue to grow, we also expect our accounts receivable and inventory balances to increase, which could result in greater working capital requirements.
Uses of Capital Resources
Since our inception, we have incurred net losses, which have been significant in recent periods. For the years ended December 31, 2025 and 2024, our net losses were $79.0 million and $62.5 million, and our cash burn was $46.0 million and $58.0 million, exclusive of the $35.0 million and $15.0 million in borrowings under the Perceptive Credit Agreement, respectively. As of December 31, 2025, we had an accumulated deficit of $519.3 million. Our primary use of capital sources has been to fund our operations and grow our business, which has included developing new solutions, expanding our market opportunities for our SOPHiA DDM Platform.
Operating Capital Requirements
We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to research and development, in particular, to further expand the applications and modalities of our SOPHiA DDM Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas; selling and marketing efforts for our SOPHiA DDM Platform to establish and maintain relationships with our collaborators and customers; and obtaining regulatory clearances or approvals for our SOPHiA DDM Platform and our applications, products, and services. We believe that our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future funding requirements will depend on many factors, including:
•our ability to achieve revenue growth;
•our ability to secure any required regulatory clearance or approval for additional features, applications and data modalities of our SOPHiA DDM Platform and related solutions, applications, products, and services;
•the ability of our customers and collaborators to secure any required regulatory clearance or approval for their product candidates, other products, and services the development of which they rely on our SOPHiA DDM Platform and related solutions, applications, products, and services;

•our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our SOPHiA DDM Platform and related solutions, applications, products, and services;
•the rate of progress in establishing payor coverage and reimbursement arrangements with domestic and international commercial third-party payors and government payors by us with respect to our application and products, if approved for IVD use, and by our customers and collaborators, with respect to their product candidates, other products, and services;
•the cost of expanding our research and development; manufacturing and laboratory operations; and applications, products, and services offerings;
•the cost of building out our facilities, including our corporate headquarters in Switzerland and our locations around the world;
•our ability to maintain and expand our collaborations with biopharmaceutical companies, both advanced and early stage, and reference and specialist laboratories;
•our rate of progress in, and cost of research and development activities associated with, early research and development efforts;
•the effect of competing technological and market developments;
•market acceptance of our platform, solutions, applications, products, and services;
•costs related to international expansion; and
•the potential cost of, and delays in, application and product development as a result of regulatory oversight.
Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and collaborations. Additional funds may not be available when we need them or on terms that are acceptable to us.
Cash Flows
The following table summarizes our cash flows for the years ended December 31, 2025 and 2024:

	Year ended December 31,
(in USD thousands)	2025	2024
Net cash from (used in):
Operating activities	$(35,893)	$(44,515)
Investing activities	(8,670)	(4,755)
Financing activities	30,177	9,857
Net (decrease) increase in cash and cash equivalents	$(14,386)	$(39,413)
Effect of exchange rate differences on cash and cash equivalents	$4,449	$(3,612)
Operating Activities
During the year ended December 31, 2025 operating activities used $35.9 million primarily resulting from our loss before taxes of $77.5 million, excluding $31.1 million in non-cash charges partially offset by $10.7 million provided by changes in our working capital. Net cash provided by changes in our working capital for the year ended December 31, 2025 consisted primarily of increases in trade payables largely due to the timing of vendor payments, accrued compensation driven by the growth of the Company and deferred contract revenue as a result of a strong sales activity at the end of the year.

During the year ended December 31, 2024 operating activities used $44.5 million primarily resulting from our loss before tax of $61.3 million, excluding $19.9 million in non-cash charges and $2.6 million used in changes in our working capital. Net cash used in changes in our working capital for the year ended December 31, 2024 consisted primarily of a $7.4 million decrease in accounts payables, accrued expenses, deferred contract revenue, and other liabilities partially offset by a $5.9 million decrease in accounts receivable. The decrease in current liabilities was primarily as a result of decreases in accrued compensation and deferred contract revenue. The decrease in accounts receivable was primarily as a result of the timing of customer invoicing and collections.
Investing Activities
During the year ended December 31, 2025, net cash used in investing activities was $8.7 million, primarily as a result of $7.9 million related to capitalized software development costs as we continue to add new products and upgrade or enhance existing products, $1.9 million related to purchases of equity investments, as well as $0.6 million related to purchases of property and equipment which was driven by our lab expansion at our facility in Rolle, Switzerland to handle our growth.
During the year ended December 31, 2024, net cash used in investing activities was $4.8 million, primarily as a result of $7.8 million related to capitalized software development costs as we continue to add new products and upgrade or enhance existing products.
Financing Activities
During the year ended December 31, 2025, net cash provided from financing activities was $30.2 million, primarily as a result of $34.6 million in net proceeds from the second tranche of the Perceptive Credit Agreement and $1.1 million in proceeds from the sale of ordinary shares through our ATM facility.
During the year ended December 31, 2024, net cash provided from financing activities was $9.9 million, primarily related to $13.9 million in net proceeds from the Perceptive Credit Agreement, partially offset by $2.8 million of payments of the principal portion of leases.

Non-IFRS Measures

To supplement our financial statements prepared in accordance with IFRS, we provide investors with certain non-IFRS financial measures, including adjusted EBITDA and constant currency revenue. The presentation of the non-IFRS financial measures have limitations and you should not consider them in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We believe that these non-IFRS financial measures provide useful information about our performance, enhance overall understanding of past performance and future prospects and allow for greater transparency with respect to metrics used by our managements in its financial and operational decision-making.

Adjusted EBITDA

We define adjusted EBITDA as loss for the period before depreciation, amortization, interest income, interest expense, fair value adjustments on warrant obligations, foreign exchange (losses) gains, net, income tax (expense) benefit, share-based compensation expense, non-cash pension expense, certain transaction costs and litigation expenses.

Adjusted EBITDA is a key business metric we use to evaluate our overall financial performance and to facilitate consistent comparisons across reporting periods. Adjusted EBITDA reflects our earnings excluding items that we believe are not related to our core operating performance, or are non-cash income and expense. We believe this metric provides a meaningful representation of our operating profitability as it excludes items that may fluctuate significantly between periods and are not reflective of our ongoing business operations. We believe that this non-IFRS financial measure provides useful information about our performance, enhances overall understanding of past performance and future prospects and allows for greater transparency with respect to metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:
•Adjusted EBITDA excludes the impact of depreciation. Although depreciation is a non-cash charge, the assets being depreciated may need to be replaced in the future and this non-IFRS measure does not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•Adjusted EBITDA excludes the impact of interest expense. Interest expense will continue to be for the foreseeable future a recurring expense based on the company’s financial liabilities;
•Adjusted EBITDA excludes the impact of interest income. Interest income will continue to be for the foreseeable future recurring income based on the company’s financial assets;
•Adjusted EBITDA excludes the impact of income taxes. Income taxes will continue to be for the foreseeable future a recurring expense incurred in the various jurisdictions in which the company operates;
•Adjusted EBITDA excludes the impact of foreign exchange gains (losses), net. Foreign exchange gains and losses will continue to be for the foreseeable future a recurring benefit or expense incurred as the company participates in transactions outside of the company’s functional currency;
•Adjusted EBITDA excludes the impact of fair value adjustments of warrant obligations. Fair value adjustments on warrant obligations will continue to be for the foreseeable future a recurring expense incurred as the company has outstanding warrant obligations;
•Adjusted EBITDA excludes the impact of amortization of capitalized research and development expenses and intangible assets. Amortization of these assets will continue to be for the foreseeable future a recurring expense incurred as the Company continues to invest in developing revenue-generating products through research and development. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•Adjusted EBITDA excludes the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•Adjusted EBITDA excludes the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business;
•Adjusted EBITDA excludes the impact of certain capital markets transaction costs. These costs may occur from time to time in the future as needed to complete the transactions;
•Adjusted EBITDA excludes the impact of litigation expenses related to the company's defense of lawsuits filed by Guardant Health. These expenses are expected to continue for the duration of the litigation and may increase in future periods.

Additionally other companies, including companies in our industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.

The following table reconciles IFRS net loss to adjusted EBITDA for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
IFRS loss for the period	$(78,999)	$(62,493)
Exclude the impact of:
Depreciation	$3,976	$4,575
Amortization	5,553	4,021
Interest income	(1,872)	(3,362)
Interest expense	4,554	1,913
Fair value adjustments on warrant obligations	497	(370)
Foreign exchange losses (gains), net	3,402	(3,479)
Income tax expense	$1,512	$1,223
Share-based compensation expense(1)(3)	16,205	16,488
Non-cash pension expense(2)	347	1,306
Transaction costs(4)	895	—
Litigation expenses(5)	2,430	—
Adjusted EBITDA	$(41,500)	$(40,178)

(1)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.
(2)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.
(3)Share-based compensation expense does not include social charges on equity-based compensation of $0.8 million and $(0.7) million for the years ended December 31, 2025 and 2024, respectively.
(4)Transaction costs consists of expenses incurred in connection with the Company’s shelf registration statement and the ATM program.
(5)Litigation expenses consists of expenses related to the company's defense of lawsuits filed by Guardant Health.
Constant Currency Revenue

We define constant currency revenue as revenues received in local (non-U.S. dollar) currencies translated into U.S. dollars using the same average foreign currency exchange rates that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.

Constant currency revenue is a key business metric we use to assess our underlying revenue performance, excluding the impact of foreign currency exchange rate fluctuations. Since we operate in multiple international markets, our reported revenue is affected by changes in foreign currency exchange rates, which can obscure underlying trends in our business performance. We believe this metric provides our management with an additional measure of our revenue and growth by removing the effects of currency movements. We believe this allows management and investors to better understand or performance and make more meaningful comparisons across reporting periods.

Constant currency revenue has limitations as a financial measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:

•Constant currency revenue excludes the impact of foreign exchange rate fluctuations. While this allows better comparability between periods, this does not reflect actual changes in revenues and should not be considered in isolation.
•Constant currency revenue uses a monthly average exchange rate which does not reflect actual economic impact. This application may overstate or understate the true impact of foreign currency on revenue.

Additionally other companies, including companies in our industry, may calculate this non-IFRS measures differently, which reduces its usefulness as a comparative measure.
The following table reconciles IFRS revenue to constant currency revenue for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
IFRS revenue	$77,271	$65,173
Current period constant currency impact	(1,983)	—
Constant currency revenue	$75,288	$65,173

C. Research and Development, Patents and Licenses
See “Information on the Company—B. Business Overview” and “Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”
D. Trend Information
See “Operating and Financial Review and Prospects—A. Operating Results.”
E. Critical Accounting Estimates and Judgments
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of our accounting policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described below.

Revenue
Our sales transactions may consist of various performance obligations that are satisfied at different times. It requires judgment to determine when different obligations are satisfied, including whether enforceable commitments for further obligations exist and when they arise. Depending on the determination of the performance obligations and the point in time or period over which those obligations are fulfilled, this may result in all revenue being calculated at inception, and either being recognized at once, or on contract completion or spread over the term of a longer performance obligation.

In accounting for contracts that contain promises to deliver more than one good or service, we have to determine how to allocate the total transaction price to the performance obligations of the contract. We allocate the total transaction price of a customer contract to the distinct performance obligations under the contract based on their standalone selling prices (“SSP”), the determination of which can require significant judgment from management. The best evidence of this is an observable price from the standalone sales of the good or service to similarly situated customers. However, where standalone selling prices are not observable, it requires judgment to estimate the cost of satisfying a performance obligation and adding an appropriate margin to that good or service. In some cases, SSP is not available and the residual approach is used to determine the stand-alone selling price of certain performance obligations.
Capitalized Internal Software Development Costs
We capitalize the costs of work attributable to the development of new data analytics solutions and services or to the improvement or enhancement of existing solutions and services. The costs consist of personnel costs, including related benefits, that are incurred once it is evident that the project is technically and financially feasible and that it will bring economic benefits to us.
We review capitalization criteria for each project individually, which requires us to exercise judgment as to what costs are capitalizable. Capitalized costs are amortized over the estimated useful life of the software, which is five years, on a straight-line basis, which represents the manner in which the expected benefit will be derived. We determine the useful lives of identifiable project assets after considering the specific facts and circumstances related to each project. The amortization of costs related to the data analytics solutions is included in cost of revenue in the consolidated statement of loss.

Significant judgments related to the capitalization of internal use software costs include determining whether it is probable that projects will result in new or additional functionality, concluding on when the application development phase starts and ends, and estimating which costs, especially employee compensation costs, should be capitalized.
Share-Based Compensation
For the years ended December 31, 2025 and 2024, we granted share options under one plan - the SOPHiA GENETICS 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “2021 EIP”). Under this plan, our Board of Directors may offer options to directors, employees and advisors. The fair value of the services and consideration received in exchange for the grant of options is recognized as an expense and as a component of equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. The fair value of the share options was determined using a Black-Scholes valuation model. No performance conditions were included in the fair value calculations.
Measuring the Cost of Share Options
The fair value of the options outstanding under all plans is estimated at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, the risk-free rate, expected life and the dividend yield. The expected volatility is based on our own historical volatility as well as the historical volatility of several comparable companies in the same industry. The expected life is based on the longer of each tranche’s respective weighted-average vesting term. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on the Company’s expected dividend policy over the contractual life of the options.
The key inputs used in the valuation model for the stock options are outlined below.

	EIP 2021
	Year Ended December 31,
	2025			2024
Weighted average strike price (in USD)	$3.29			$4.78
Share price at grant date (in USD)	$3.04	-	$4.73	$3.40	-	$4.96
Expected life of share options (years)	5.5	-	7	P5Y6M0D	-	P7Y0M0D
Expected volatility (%)	73.84%	-	77.60%	72.86%	-	74.95%
Risk free interest rate (%)	3.68%	-	4.03%	3.50%	-	4.40%
Dividend yield (%)	—%			—%

Defined Benefit Pension Liabilities

The liability or asset recognized on the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of loss.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. They are included in retained earnings in the statement of changes in equity and on the balance sheet.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in income as past service costs.

For defined contribution plans, we pay contributions to publicly or privately administered pension insurance plans. Employee contributions to these plans is voluntary and these contributions are matched by the employer. We have no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Contributions are charged to the statement of loss as incurred.

Corporate Governance

Directors, Senior Management and Employees
A. Directors and Senior Management
The following table presents information about our executive officers and directors. Ages are as of February 15, 2026.

Name	Position(s)	Age
Executive Officers and Directors
Jurgi Camblong	Chief Executive Officer and Director	47
Ross Muken	President	46
George Cardoza	Chief Financial Officer	64
Daan van Well	Chief Legal and Compliance Officer	51
Manuela da Silva Valente	Chief People Officer	56
Zhenyu Xu	Chief Scientific Officer	43
Philippe Menu	Chief Medical Officer and Chief Product Officer	44

Non-Executive Directors
Troy Cox	Chairman of the Board of Directors	61
Tomer Berkovitz	Director	46
Kathy Hibbs	Director	62
Didier Hirsch	Director	74
Vincent Ossipow	Director	57
Jean-Michel Cosséry	Director	66
Executive Officers
Jurgi Camblong, Ph.D., M.B.A., has served as our Chief Executive Officer and a member of our board of directors since March 2011 when he co-founded our company with Dr. Pierre Hutter and Professor Lars Steinmetz. From 2010 to 2011, Dr. Camblong served as the Chief Executive Officer of Gene Predictis SA. Prior to that, Dr. Camblong was a post-doctoral associate researcher at Oxford University and at the University of Geneva. Dr. Camblong was a member of the Advisory Council on Digital Transformation to the Swiss Government and is a Board member of the Swiss Biotech Association. Dr. Camblong holds a Ph.D. in life sciences from the University of Geneva and an Executive M.B.A. in management of technology from EPFL/HEC Lausanne.
Ross Muken, B.Sc., has served as our President since November 2024 and was previously our Chief Financial Officer from February 2021 to November 2024 and our Chief Operating Officer from March 2023 to November 2024. From 2019 to 2020, Mr. Muken served as the Chief Financial Officer of Click Therapeutics, Inc. From 2012 to 2019, Mr. Muken served as the Senior Managing Director and Partner of Equity Research at Evercore/ISI Group. Prior to that, Mr. Muken served in various roles at Deutsche Bank, including as Managing Director of Equity Research, and at Thomas Weisel Partners. Mr. Muken holds a B.Sc. in business administration from Boston University.
George Cardoza, M.B.A., has served as our Chief Financial Officer since November 2024. From August 2023 to November 2024, he was the Chief Financial Officer and Head of Service Delivery at Biocartis, a molecular diagnostics company. From July 2022 to August 2023, he was the Chief Executive Officer of AccuraGen. Prior to that, he spent over twelve years with NeoGenomics Laboratories in several executive roles (CFO from November 2009 to March 2018, President Pharma Services Division from March 2018 to July 2021), and President and Chief Operating Officer Laboratory Operations from July 2021 to April 2022), and previously spent more than fourteen years with Quest Diagnostics in various roles including Controller of the Central Region. Mr. Cardoza holds a B.S. in Finance and Accounting from Syracuse University and an M.B.A. from Michigan State University.

Daan van Well, LL.M., M.B.A., has joined as our General Counsel in June 2019. In March 2023 was appointed Chief Legal & Compliance Officer, and since November 2024 he has served as Chief Legal & Regulatory Officer. Mr. Van Well has more than 25 years of legal, governance and compliance experience. From 2018 to 2019, Mr. Van Well served as the founder and managing partner of consulting firm SpringWorks Sàrl. From 2010 to 2017, Mr. Van Well served in various legal positions with PwC Switzerland, including as the Head of Legal from 2011 to 2017. Prior to that, Mr. Van Well served as corporate secretary and senior legal counsel of Royal Ahold N.V. (currently Koninklijke Ahold Delhaize N.V.) and practiced law at Loyens & Loeff N.V. in Rotterdam, The Netherlands. Mr. Van Well holds a LL.M. in Dutch civil law from Utrecht University and an Executive M.B.A. in management and corporate finance from HEC Lausanne.
Manuela da Silva Valente, B.A., has served as our Chief People Officer since January 2019. Ms. Da Silva Valente has more than 20 years of human resources experience. From 2011 to 2018, Ms. Da Silva Valente served in various human resources leadership roles at IQVIA (formerly Quintiles and IMS Health Inc.), including as Global Senior Director of Human Resources from 2016 to 2018. Prior to that, Ms. Da Silva Valente held various human resources roles at Outcome Sciences, Inc. prior to its acquisition by IQVIA. Ms. Da Silva Valente holds a B.A. in business administration from the Business Management School of Zurich and a Management & Human Resources Diploma from CEFCO Lausanne.
Zhenyu Xu, Ph.D., has served as our Chief Scientific Officer since January 2021 and was previously our Chief Technology Officer since May 2014. Dr. Xu was the leader of the technology team that developed our SOPHiA DDM Platform. Prior to that, Dr. Xu was a post-doctoral fellow at the European Molecular Biology Laboratory. Dr. Xu holds a Ph.D. in molecular and computational biology from the European Molecular Biology Laboratory.
Philippe Menu, M.D., Ph.D., M.B.A., has served as our Chief Medical Officer since February 2020 and our Chief Product Officer since March 2023. From 2011 to 2020, Dr. Menu was a management consultant with McKinsey & Company, focusing on the biopharmaceutical sector and in particular innovative therapies and diagnostics in oncology and rare diseases. Prior to that, Dr. Menu was a post-doctoral fellow at the University of Lausanne. Dr. Menu holds an M.D./Ph.D. in life sciences from the University of Lausanne and an M.B.A. from the Open University Business School.
Non-Executive Directors
Troy Cox, M.B.A., has served as the Director of our board of directors since June 2019 and as Chairman since February 2020. From 2017 to 2019, Mr. Cox served as the chief executive officer of Foundation Medicine Inc. From 2010 to 2017, Mr. Cox served as the senior vice president of Genentech, Inc. Prior to that, Mr. Cox held various executive and senior positions at UCB S.A., Sanofi-Aventis U.S. LLC and Schering-Plough Corporation. In addition to our board of directors, Mr. Cox serves on the board of directors of Standard BioTools, TenaRx, and Fuze Health, and previously served on the board of directors of Foundation Medicine Inc., Zymeworks Inc., and LetsGetChecked. Mr. Cox holds an M.B.A. from the University of Missouri and a B.B.A from the University of Kentucky.
Tomer Berkovitz, Ph.D., has served as a member of our board of directors since March 2021. Since 2018, Dr. Berkovitz has served as General Partner of aMoon Fund, where he co-leads its Growth fund. From 2014 to 2018, Dr. Berkovitz served as the Chief Operating Officer and Chief Financial Officer of Alcobra Ltd. Prior to that, Mr. Berkovitz served as an Executive Director in J.P. Morgan’s investment banking division in New York. In addition to our board of directors, Dr. Berkovitz serves on the board of directors of several other healthcare companies in the aMoon portfolio. Dr. Berkovitz holds a Ph.D. in finance from Columbia Business School.

Kathy Hibbs, J.D., has served as a member of our board of directors since March 2021. She served as Chief Administrative Officer at 23andMe, Inc. from 2022 to May 2024, and prior to that, as Chief Legal and Regulatory Officer from 2014 to 2022. Earlier in her career, Ms. Hibbs held key leadership roles in legal, business development and compliance functions at Genomic Health, Inc., Monogram Biosciences Inc. and Varian Medical Systems, Inc. In addition to our board of directors, Ms. Hibbs serves on the board of directors of Standard BioTools. Ms. Hibbs holds a J.D. from the University of California, San Francisco.

Didier Hirsch, M.Sc., M.S., has served as a member of our board of directors since June 2020. From 2010 to 2018, Mr. Hirsch served as the senior vice president and chief financial officer of Agilent Technologies, Inc. Prior to that, Mr. Hirsch held various leadership roles in finance at Agilent Technologies, Inc. and Hewlett-Packard Company. In addition to our board of directors, Mr. Hirsch serves on the board of directors of Knowles Corporation and previously served on the board of directors of International Rectifier Corporation, Logitech International S.A. and Azenta Inc. Mr. Hirsch holds an M.Sc. in computer science from Toulouse University and an M.S. in industrial administration from Purdue University.

Vincent Ossipow, Ph.D., CFA, has served as a member of our board of directors since June 2014. Dr. Ossipow has been a partner at Omega Funds. Dr. Ossipow has also served as the Chief Scientific Officer of Omega Alpha SPAC. Prior to that, Dr. Ossipow held various investment management positions at Sectoral Asset Management and Pictet Bank. In addition to our board of directors, Dr. Ossipow serves on the board of directors of Callio Therapeutics, and previously served on the board of directors of BioInvent International AB, FoRx SA, Aerium Inc, Immunic Inc., eTheRNA NV, Andrew Alliance S.A., Lifespan, Inc., Raindance Technologies, CNx SA and Kuros Biosciences AG. Dr. Ossipow is a Chartered Financial Analyst (CFA), CFA Institute, holds a Ph.D. in molecular biology from the University of Geneva and a Certificate in International Finance from Georgetown University.

Jean-Michel Cosséry, Ph.D., Pharm.D., M.B.A., has served as a member of our board of directors since June 2022. From 2012 to 2018, Dr. Cosséry served in various senior leadership positions at Eli Lilly and Company, including as Vice President, North America Oncology, as well as Vice President and Managing Director of Lilly U.K. and Northern Europe. Prior to that, he served as Vice President and Chief Marketing Officer of GE Healthcare as well as in senior positions at Novartis International AG and Serono (now Merck (Schweiz) AG). Dr. Cosséry serves on the board of directors of Malin Corporation plc and is the chairman of Scancell Holdings PLC. He previously served on the boards of Exact Therapeutics AS, Diurnal plc, Eracal Therapeutics Ltd., Immunocore Holdings Limited and Kymab Ltd. When based in the UK he served on the board of directors of ABPI (UK) LIMITED and as chairman of the board of directors of the American Pharmaceutical Group in the UK. Dr. Cosséry holds an M.B.A. from the Rotterdam School of Management, a Ph.D. with honors in nuclear chemistry and neurobiology from Paris Sud University, and a Pharm.D. with honors in pharmacology from Paris Sud University.
Relationships
There are no family relationships among any of our directors or executive officers.

Leadership Changes

In January 2026, we announced that Dr. Camblong will become Executive Chairman, subject to election by the 2026 Annual General Meeting, and Mr. Muken will become Chief Executive Officer, effective July 1, 2026.
B. Compensation
Compensation of Directors and Executive Officers
For the year ended December 31, 2025, the aggregate compensation paid or accrued to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was $6.1 million, the total fair value of stock options and non-vested share awards granted to the members of our board of directors and our executive officers was $7.7 million, and the amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive officers was $0.3 million.
Equity Incentive Plans
On June 29, 2021, our shareholders approved the 2021 Equity Incentive Plan that our board of directors had previously adopted. The purpose of the 2021 Equity Incentive Plan is to motivate and reward performance of our employees, directors, consultants and advisors and further the best interests of the Company and our shareholders.
Plan Administration. The 2021 Equity Incentive Plan is administered by the compensation committee of our board of directors, subject to the board of directors’ discretion to administer or appoint another committee to administer it.
Awards. Equity incentive awards under the 2021 Equity Incentive Plan may be granted in the form of options (including incentive stock options and non-qualified stock options), share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards. Options and share appreciation rights will have an exercise price determined by the compensation committee and, in the case of options granted to a participant subject to U.S. taxation, will not be less than fair market value of the underlying ordinary shares on the date of grant (or, if such options consist of incentive stock options and the participant owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock (a “ten percent shareholder”), an exercise price not less than 110% of the fair market value of the underlying ordinary shares on the date of grant). In addition, under the 2021 Equity Incentive Plan, options and share appreciation rights may not have a term that exceeds ten years (or, in the case of an incentive stock option granted to a ten percent shareholder, a term that exceeds five years).
Eligible Participants. The compensation committee is able to offer equity awards at its discretion under the 2021 Equity Incentive Plan to (1) any of our employees or any of our subsidiaries, (2) any non-employee directors serving on our board of directors and (3) any consultants or other advisors to us or any of our subsidiaries; provided that only employees of our company or certain of our subsidiaries may be granted incentive stock options. To the extent required by applicable law and our articles of association in effect from time to time, all awards and rights, payments and benefits granted or made under the 2021 Equity Incentive Plan to our directors and executive officers are subject to the approval of the relevant total amount of compensation by our shareholders.
Share Reserve. The maximum number of ordinary shares initially reserved for issuance pursuant to awards under the 2021 Equity Incentive Plan is 7,800,740 ordinary shares, which will be increased on the first day of each fiscal year of the Company, beginning with the 2022 fiscal year, in an amount equal to the least of (i) a number of ordinary shares equal to five percent (5%) of the total number of shares of all classes of shares of the Company outstanding on the last day of the immediately preceding fiscal year, (ii) such number of shares determined by our board of directors, and (iii) the aggregate number of shares available to our board of directors under our articles of association or otherwise that may be granted as, or be subject to, equity incentive awards on such date. To ensure that our board of directors can reserve a sufficient number of ordinary shares for purposes of the 2021 Equity Incentive Plan, we plan to request shareholders approve annual increases to the Company’s conditional share capital for employee participation. In addition, ordinary shares reserved for issuance under the 2021 Equity Incentive Plan are subject to adjustment in the event of certain corporate transactions or events if necessary to prevent dilution or enlargement of the benefits made available under the 2021 Equity Incentive Plan.
Vesting. The vesting conditions for grants under the equity incentive awards under the 2021 Equity Incentive Plan are set forth in the applicable award documentation.
Termination of Service and Change in Control. In the event of a participant’s termination of employment or service, the compensation committee may determine in the applicable award agreement the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. Unless otherwise provided in the applicable award agreement, in the event of a change in control by way of a merger, a sale of the Company’s securities, a sale of all or substantially all of the Company’s assets or similar transaction, each award that is outstanding as of immediately prior to such change in control will, (i) to the extent not then vested, accelerate and become fully vested (with any performance award assumed to have achieved the applicable performance criteria at the greater of target and maximum level of performance), and (ii) be cancelled and converted into the right to receive a payment in cash with a value equal to the value of such award based on the per share value of consideration received or to be received by other shareholders of the Company in such change in control, with the value of the any such award that is an option or a share appreciation right reduced by the applicable exercise price. In the event of a change in control, the compensation committee may also, in lieu of the acceleration and cash out of outstanding awards described above, take any one or more of the following actions with respect to outstanding awards that the compensation committee determines to be appropriate: (i) cancel any such award in exchange for a payment in securities or other property other than cash or any combination thereof with a value equal to the value of such award based on the per share value of consideration received or to be received by other shareholders in the event (or without payment of consideration if the compensation committee determines that no amount would have been realized upon the exercise of the award or other realization of the participant’s rights); (ii) require the exercise of any outstanding option; (iii) provide for the assumption, substitution, replacement or continuation of any award by the successor or surviving corporation, along with appropriate adjustments with respect to the number and type of securities (or other consideration) of the successor or surviving corporation, subject to any replacement awards, the terms and conditions of the replacement awards (including performance targets) and the grant, exercise or purchase price per share for the replacement awards; (iv) make any other adjustments in the number and type of securities (or other consideration) subject to awards that may be granted in the future; (v) provide that any such award shall be accelerated and become exercisable, payable and/or fully vested with respect to all ordinary shares covered thereby or (vi) provide that any award shall not vest, be exercised or become payable as a result of such event.
Termination and Amendment. Unless terminated earlier, the 2021 Equity Incentive Plan will continue for a term of ten years. Our board of directors has the authority to amend or terminate the 2021 Equity Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may materially adversely affect the rights of any participant under any outstanding award without the consent of the affected participant.
During the year ended December 31, 2025, we have granted to the members of our board of directors and to our executive officers, in the aggregate, the right to acquire 2,524,323 ordinary shares under the 2021 Equity Incentive Plan. Options granted to executive officers during 2025 vest 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a monthly basis over the remaining three years. The weighted-average exercise price for the options granted during 2025 was $2.17. During the year ended December 31, 2025, we granted to the members of our board of directors and to our executive officers, in the aggregate, 683,965 RSUs under the 2021 Equity Incentive Plan. The RSUs granted to an executive officer are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a quarterly basis over the remaining three years, subject to the executive officer’s continued employment with us; any unvested RSUs will be forfeited should the executive officer terminate his or her employment with us. The restricted share units granted to a non-executive member of the board of directors are subject to a vesting period set to be completed upon the the Company’s 2026 Annual General Meeting, subject to continued service on our board of directors.
Employment Agreements
We have entered into employment agreements with certain of our executive officers. Each of these agreements provides for an initial salary and annual bonus opportunity, as well as participation in certain pension and welfare benefit plans. These agreements may require advance notice of termination and in some cases provide for paid garden leave. Some of our executive officers have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination. We may be required to pay some of our executive officers compensation for their covenant not to compete with us following termination. If we experience a “change in control”, then our executive officers’ then-unvested awards will become fully vested at such time

C. Board Practices
Board Composition and Election of Directors
Our board of directors is composed of seven members. Under the laws of Switzerland, each director is elected for a one-year term. The current members of our board of directors will serve until our annual general meeting of shareholders in 2026.
Board Practices
We are a foreign private issuer under the rules of the SEC. As a result, in accordance with Nasdaq listing standards, we rely on home country governance requirements and certain exemptions thereunder rather than on Nasdaq corporate governance requirements.
Director Independence
Our board of directors has affirmatively determined that each of Troy Cox, Tomer Berkovitz, Kathy Hibbs, Didier Hirsch, Vincent Ossipow, and Jean-Michel Cosséry is an independent director within the meaning of applicable Nasdaq standards.
Diversity
Our board of directors values diversity among its members. Our nomination and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion. The matrix below sets forth a summary of the diversity of our board of directors as of February 1, 2026:
Country of Principal Executive Offices: Switzerland
Foreign Private Issuer: Yes
Disclosure Prohibited under Home Country Law: No
Total Number of Directors: 7

	Female	Male	Non-Binary	Did Not Disclose
Gender Identity	1	6	0	0

Board Meetings
In 2025, our board of directors held 9 meetings.
Committees of the Board of Directors
Our board of directors has three committees: an audit committee, a compensation committee, and a nomination and corporate governance committee.
Audit Committee
The audit committee, which consists of Didier Hirsch (chair), Tomer Berkovitz, and Kathy Hibbs, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee is directly responsible for the compensation, retention, and oversight of the work of our independent registered public accounting firm that our shareholders elect as our external auditors. The audit committee consists exclusively of members of our board of directors who are financially literate, and each of Didier Hirsch and Tomer Berkovitz are considered an “audit committee financial expert” as defined by the SEC. Our audit committee complies with Rule 10A-3(b)(1) of the Exchange Act. Our board of directors has determined that each of Didier Hirsch, Tomer Berkovitz, and Kathy Hibbs satisfy the “independence” requirements under Nasdaq listing standards and Rule 10A-3 under the Exchange Act.
The audit committee is governed by a charter that complies with the Nasdaq listing standards that apply to us. The audit committee has the responsibility to, among other things:
•select, appoint, compensate, retain, terminate and oversee the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
•pre-approve the audit services and non-audit services (including the fees and terms thereof) to be provided by the independent auditor pursuant to pre-approval policies and procedures;
•review and approve the planned scope and timing of our independent registered public accounting firm’s annual audit plan(s);
•discuss significant findings from the audit and any problems or difficulties encountered, including any restrictions on the scope of our independent registered public accounting firm’s activities or on access to requested information, and any significant disagreements with management;
•evaluate the independent auditor’s qualifications, performance and independence, and present its conclusions with respect to the independent auditor to the board of directors on at least an annual basis;
•supervise the ethics committee as provided in the Code of Ethics, consider related party transactions and supervise compliance with any other policies over which the audit committee has oversight authority;
•review and discuss with management and the independent auditor the annual audited consolidated and stand-alone financial statements and make its recommendation to the board of directors for their presentation to the general meeting of shareholders for approval;
•review and discuss with management and the independent auditor the unaudited condensed consolidated quarterly financial statements
•review with management and the independent auditor (i) any analyses or other written communications prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, (ii) our material accounting policies and practices, (iii) the effect of regulatory and accounting initiatives, as well as off-balance-sheet transactions and structures, on our financial statements and (iv) any major issues regarding accounting principles and financial statement presentations;
•in conjunction with the chief executive officer and chief financial officer, review disclosure controls and procedures and internal control over financial reporting;
•review and discuss with the independent auditor any audit problems or difficulties and management’s response thereto;
•discuss with the chief financial officer and the chief executive officer the results of its review of the management or internal control letter issued by the independent auditor;
•resolve disagreements between management and the auditor regarding our financial reporting;
•review our risk assessment and risk management policies and practices;

•establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, as well as the receipt of summary whistleblower reports and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
•review our compliance with laws and regulations; and
•review any major litigation or investigations against us that may have a material impact on our financial statements.
The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event meets at least quarterly.
Compensation Committee
The compensation committee, which consists of Kathy Hibbs (chair), Jean-Michel Cosséry, and Vincent Ossipow, supports our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of the board of directors and the executive officers. The compensation committee may submit proposals to the board of directors on other compensation-related matters. Swiss law requires that we have a compensation committee, so in accordance with Nasdaq listing standards, we follow home country requirements with respect to the compensation committee. As a result, our practice varies from Nasdaq listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. The members of the compensation committee will be elected by our annual general meeting of shareholders. The board of directors appoints the chair of the compensation committee and fills any vacancies until the following annual general meeting of shareholders.
The compensation committee has the responsibility to, among other things:
•regularly review and make recommendations to the board of directors regarding our compensation and benefits strategy and guidelines;
•review and make recommendations to the board of directors regarding the compensation of the members of the board of directors, of the executive committee and of our extended management team;
•prepare the proposals to the shareholders’ meeting regarding the compensation of the members of the board of directors and of the executive committee;
•review and approve the recommendation of our chief executive officer regarding the fixed and variable compensation, including incentive plan participation and benefits, of the members of the management team other than members of the executive committee;
•review and make recommendations to the board of directors regarding our compensation and benefits plans (cash and/or equity-based plans) and, where appropriate or required, make recommendations to adopt, amend, and terminate such plans;
•to the extent not delegated by the compensation committee to a different body or a third party, administer our compensation and benefits plans; and
•review and assess risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on us.

Nomination and Corporate Governance Committee
The nomination and corporate governance committee, which consists of Troy Cox (chair), Kathy Hibbs, and Didier Hirsch, is responsible for director and board committee nominations, succession planning, performance evaluation, and reviewing and amending, if required, our corporate governance framework and guidelines. The members of the nomination and corporate governance committee and its chair are appointed by our board of directors.
The nomination and corporate governance committee has the responsibility to, among other things:
•determine selection criteria for the succession of the members of the board of directors and board committees, our chief executive officer and our chief financial officer, and establish such succession planning (including for the event of the incapacitation, retirement or removal of such individuals) by making recommendations to the board of directors;
•oversee searches, identify qualified individuals and recommend individuals for membership on the board of directors and for the position of chief executive officer;
•recommend individuals for appointment to the audit committee annually and as vacancies or newly created positions occur;
•at least annually, prepare the board of directors’ assessment of the performance of the board of directors and board committees and of our chief executive officer;
•review the recommendations of the other board committees based on their self-evaluations and discuss its own evaluation with the board of directors;
•monitor and assess developments and trends in corporate governance to the extent that these do not have an impact on the activities and tasks of the audit committee or the compensation committee;
•review proposals to be made to the board of directors for the amendment of our articles of association, our organizational regulations, and any other charter, rules or regulations;
•approve in advance any acceptance by a member of our management of a position as member of the board of directors in companies not belonging to our group;
•periodically review and assess the adequacy of the charter of the nomination and corporate governance committee and recommend any proposed changes to the board of directors for approval;
•if it deems necessary, develop and recommend to the board of directors corporate governance guidelines for us;
•periodically review and reassess the adequacy of the Code of Ethics and recommend any proposed changes to the board of directors;
•oversee compliance with the Code of Ethics and report on such compliance to the board of directors;
•supervise the ethics committee as provided in the Code of Ethics; and
•review and consider any requests for waivers of the Code of Ethics for members of our board of the directors, our management and other senior financial officers, and make a recommendation to our board of directors with respect to such request for a waiver.

D. Employees
We employ great minds in biotechnology and machine learning who continuously advance our algorithms, applications, products, and services to benefit clinical researchers around the world. Approximately 29% of our employees hold doctoral degrees in diverse fields that range from cell biology to computer science. Our employees bring widely varied expertise and competencies to our company. Our multidisciplinary team includes bioinformaticians, medical and genetic experts, scientists, software engineers, web developers, graphic designers, commercial experts and lab specialists, as well as staff in our administrative and corporate teams.
We pride ourselves on the excellence and integrity of our employees. We work towards the best quality and target the highest performance. Our corporate DNA, rooted in quality, precision and robustness, is the key to our success. We strive to foster an entrepreneurial, innovative and unique culture that ignites employees’ passion and inspires them to challenge the status quo. We create work environments that preserve and value individuality and diversity of viewpoints and approaches such that our employees trust each other and collaborate to achieve our collective goals.
The following strategies help ensure that we attract and retain high quality employees:
•Attracting Talent. Our dedicated and experienced global talent acquisition team identifies and attracts the most qualified candidates. Our locations were strategically selected to attract highly educated talent from renowned universities and engineering schools, and we regularly attend events and use social media to increase awareness of our brand to prospective candidates. As part of our hiring process, we conduct scientific and technical assessments to ensure that candidates have the appropriate skills and expertise.
•Retaining and Developing Talent. As part of our effort to continuously motivate and engage our employees and provide professional development for our employees, we provide corporate talent reviews and follow-up individual development plans for our employees, and have created career ladders with grading systems for all departments with detailed job descriptions on what is required at each level. We also perform employee engagement surveys that inform our dedicated task forces as they continuously strive to increase employee satisfaction and morale.
•Training. To help our employees integrate into our company, advance their knowledge and skills and remain at the forefront of innovation, we created Learning@SOPHiA, which consists of (i) an onboarding program with a new hire learning path, a manager’s guide to onboarding and a buddy system for new hires, (ii) ongoing learning paths with department specific training modules, technical and non-technical training, cross-functional information sessions, mentoring and soft skill training, and (iii) leadership and development programs for managers. In addition, for our salespersons, our sales success department provides commercial training, including consultative sales, negotiations skills and cold call training.
As of December 31, 2025, we had 415 full-time equivalents (“FTE”) across 28 countries, of whom 308 were located in EMEA, 80 were located in North America, 14 were located in Latin America and 13 were located in Asia Pacific. Over the course of the year ended December 31, 2025, we employed, on average, 410 FTEs. Approximately 41% of our employees are engaged in research and development.
In certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. As of December 31, 2025, we have bargaining agreements in place for France, Spain, Italy, Belgium, Brazil, and Austria, with 106 employees subject to collective bargaining agreements. We believe that our relationship with our employees is good.
E. Share Ownership
See “Major Shareholders and Related Party Transactions—A. Major shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
None.

Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table presents information relating to the beneficial ownership of our ordinary shares as of February 15, 2026 by:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•each of our executive officers and directors and persons nominated to serve in such positions; and
•all executive officers and directors and persons nominated to serve in such positions as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from February 15, 2026 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.
The percentage of outstanding ordinary shares beneficially owned is computed on the basis of 71,668,702 ordinary shares outstanding as of February 15, 2026. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is SOPHiA GENETICS SA, La Pièce 12, CH-1180 Rolle, Switzerland.

	Number of Ordinary Shares	Percentage of Ordinary Shares
Principal Shareholders	Beneficially Owned	Beneficially Owned

5% or Greater Shareholders
Alychlo NV(1)	6,993,800	9.76%
Generation IM Sustainable Solutions Fund III, L.P.(2)	6,789,560	9.47%
aMoon(3)	5,510,564	7.69%
Akre Capital Management(4)	3,719,140	5.19%

Executive Officers and Directors

Jurgi Camblong(5)	2,684,023	3.75%
Vincent Ossipow	469,352	*
Zhenyu Xu(5)	424,627	*
Troy Cox	275,235	*
Daan van Well	161,945	*
Didier Hirsch	184,712	*
Jean-Michel Cosséry	152,704	*
Ross Muken	218,218	*
George Cardoza	92,225	*
Philippe Menu	62,127	*
Manuela da Silva Valente	83,455	*
Kathy Hibbs	71,492	*
Tomer Berkovitz	—	*

All executive officers and directors as a group (13 persons)	4,880,115	6.81%
*Less than 1% of our total outstanding ordinary shares.
(1)This information is based solely on a Schedule 13G filed by Alychlo NV and Marc Coucke with the SEC on February 14, 2022. Marc Coucke is the principal shareholder, chairman and managing director of Alychlo NV. The principal business address of each of the foregoing persons or entities is Lembergsesteenweg 19, 9820 Merelbeke, Belgium.
(2)This information is based solely on a Schedule 13G filed by Generation Investment Management LLP, Generation IM Sustainable Solutions GP III Limited, and Generation IM Sustainable Solutions Fund III, L.P. with the SEC on November 13, 2024. The principal business address of each of the foregoing entities is 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.

(3)Based on information available to us, aMoon Growth Fund Limited Partnership holds voting and dispositive power over 5,138,023 shares and aMoon Edge Limited Partnership holds voting and dispositive power over 192,541 shares. The principal business address of each of the foregoing entities is 34 Yerushalaim Rd, Beit Gamla, 6th Floor Ra’anana, 4350110, Israel.
(4)This information is based solely on a Schedule 13G filed by Akre Capital Management, LLC, Braddock Partners Offshore, LP and Braddock Capital Offshore, LLC with the SEC on June 27, 2025. The principal business address of Akre Capital Management, LLC and Braddock Capital Offshore, LLC is 100 Princess Street, Charlottesville, Virginia 22902. The principal business address of Braddock Partners Offshoe, LP is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
(5)891,320 shares owned by Jurgi Camblong and 147,840 shares owned by Zhenyu Xu have been pledged pursuant to lending arrangements.
As of February 15, 2026, we estimate that approximately 36.95% our outstanding ordinary shares were held by residents of the Unites States. This estimate is based on a review of information provided by our transfer agent, reports obtained from intermediaries, and other information available to us. Because beneficial owners may hold shares through brokers, nominees, or other custodians, the foregoing estimate may not be representative of the actual number of U.S. beneficial owners or shares beneficially owned by U.S. residents.
B. Related Party Transactions
The following is a description of certain related party transactions we have entered into since January 1, 2025 with any of our executive officers and directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements, which are described in the Compensation Report.
Indemnification Agreements
We have entered into indemnification agreements with our executive officers and directors. The indemnification agreements and our articles of association require us to indemnify our executive officers and directors to the fullest extent permitted by law.
Related Person Transaction Policy
We have adopted a related person transaction policy. Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee or board of directors. In determining whether to approve or ratify a transaction with a related person, our audit committee or board of directors will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, the opportunity costs of an alternative transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee or board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Report of the Statutory Auditor on the Consolidated Financial Statements for the Year Ended December 31, 2025

Report of the statutory auditor to the General Meeting of SOPHiA GENETICS SA, Rolle

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of SOPHiA GENETICS SA and its subsidiaries (the Group), which comprise the consolidated statement of loss and the consolidated statement of comprehensive loss for the year ended December 31, 2025, the consolidated balance sheet as at December 31, 2025, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the consolidated financial statements (pages 100 to 160) give a true and fair view of the consolidated financial position of the Group as at December 31, 2025 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards and comply with Swiss law.

Basis for opinion

We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISA) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the consolidated financial statements' section of our report. We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview

Overall group materiality: USD 3,850 thousand
The entities addressed by our full scope audit work as well as specific scope audit contribute to more than 95% of the Group’s revenue.
As key audit matter the following area of focus has been identified:
Revenue from SOPHiA DDM platform

PricewaterhouseCoopers SA, Avenue de la Rasude 5, 1006 Lausanne +41 58 792 81 00
www.pwc.ch	PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall group materiality	USD 3,850 thousand
Benchmark applied	Loss before tax
Rationale for the materiality benchmark applied	We chose loss before tax as the benchmark because, in our view, it is the benchmark against which the performance of the Group is most commonly measured, and it is a generally accepted benchmark.

We agreed with the Audit Committee that we would report to them misstatements above USD 385 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the consolidated financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.
We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Report of the statutory auditor to the General Meeting of SOPHiA GENETICS SA, Rolle

Revenue from SOPHiA DDM platform

Key audit matter	How our audit addressed the key audit matter

During the year ended December 31, 2025, the Group's revenue from the SOPHiA DDM platform was USD 74,915 thousand.
As discussed in note 4 to the consolidated financial statements, the Group has determined that the stand-alone selling price for the analyses, in both a dry lab arrangement and bundle arrangement, is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses for both arrangements. Two different margins have been determined by the Group, one for enrichment kits which are produced and one for enrichment kits which are purchased.
In our view, this is a key audit matter, as the determination of the stand-alone selling price is based to a large extent on estimates made by the Group.

We obtain and read the accounting memo and discussed with management the determination of the accounting treatment of the residual approach.
We critically challenged the estimates used in the determination of the enrichment kit margin for both produced and purchased enrichment kits by comparing the peer group information included in management's memo to publicly available information.
We assessed the appropriateness of the Group's conclusions in the application of the accounting policy in accordance with IFRS 15.
We tested the application of the estimates throughout our revenue testing and as part of the enrichment kit cost testing. We noted no deviations from the two estimates management outlined in their accounting memo.
In addition, we performed a sensitivity analysis over the Group's estimate of the margin applied to the enrichment kits to understand the impact on the timing of the revenue recognized.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor’s reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors’ responsibilities for the consolidated financial statements

The Board of Directors is responsible for the preparation of consolidated financial statements, that give a true and fair view in accordance with IFRS Accounting Standards and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the

Report of the statutory auditor to the General Meeting of SOPHiA GENETICS SA, Rolle preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISA and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Swiss law, ISA and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

•Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

Report of the statutory auditor to the General Meeting of SOPHiA GENETICS SA, Rolle

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements
In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Alex Fuhrer	/s/ Pierre-Alain Dévaud
Licensed audit expert	Licensed audit expert
Auditor in charge

Lausanne, March 3, 2026

Report of the statutory auditor to the General Meeting of SOPHiA GENETICS SA, Rolle

Consolidated Financial Statements of SOPHiA GENETICS SA for the year ended December 31, 2025

SOPHiA GENETICS SA
Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)

		Years ended December 31,
	Notes	2025	2024	2023
Revenue	4	$77,271	$65,173	$62,371
Cost of revenue	5	(25,194)	(21,236)	(19,458)
Gross profit		52,077	43,937	42,913
Research and development costs	6	(34,216)	(34,366)	(36,969)
Selling and marketing costs	6	(36,118)	(29,369)	(28,423)
General and administrative costs	6	(52,563)	(46,953)	(53,301)
Other operating (loss) income, net	7	(86)	183	954
Operating loss		(70,906)	(66,568)	(74,826)
Interest income	8	1,872	3,362	4,547
Interest expense	8	(4,554)	(1,913)	(588)
Fair value adjustments on warrant obligations	23	(497)	370	—
Foreign exchange (losses) gains, net	8	(3,402)	3,479	(7,628)
Loss before income taxes		(77,487)	(61,270)	(78,495)
Income tax expense	9	(1,512)	(1,223)	(486)
Loss for the year		(78,999)	(62,493)	(78,981)
Attributable to the owners of the parent		(78,999)	(62,493)	(78,981)

Basic and diluted loss per share	10	$(1.17)	$(0.95)	$(1.22)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA
Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)

		Years ended December 31,
	Notes	2025	2024	2023
Loss for the period		$(78,999)	$(62,493)	$(78,981)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss
Currency translation adjustments		11,292	(9,679)	15,037
Total items that may be reclassified to statement of loss		11,292	(9,679)	15,037
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	21	704	327	(212)
Total items that will not be reclassified to statement of loss		704	327	(212)
Other comprehensive (loss) income for the period		$11,996	$(9,352)	$14,825
Total comprehensive loss for the period		$(67,003)	$(71,845)	$(64,156)
Attributable to owners of the parent		$(67,003)	$(71,845)	$(64,156)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA
Consolidated Balance Sheets
(Amounts in USD thousands)

		December 31,
	Notes	2025	2024
Assets
Current assets
Cash and cash equivalents	11	$70,289	$80,226
Accounts receivable	12	15,001	7,436
Inventory	13	6,351	5,868
Prepaids and other current assets	14	7,438	5,875
Total current assets		99,079	99,405
Non-current assets
Property and equipment	15	5,665	5,209
Intangible assets	16	35,891	28,998
Right-of-use assets	17	12,382	14,168
Deferred tax assets	9	1,831	1,767
Other non-current assets	18	8,183	5,762
Total non-current assets		63,952	55,904
Total assets		$163,031	$155,309
Liabilities and equity
Current liabilities
Accounts payable	19	$8,960	$5,220
Accrued expenses	20	20,736	13,217
Deferred contract revenue	4	16,720	5,732
Lease liabilities, current portion	17	2,700	2,190
Warrant obligations	23	1,412	444
Total current liabilities		50,528	26,803
Non-current liabilities
Borrowings	23	47,733	13,237
Lease liabilities, net of current portion	17	12,587	14,603
Defined benefit pension liabilities	21	4,162	3,839
Other non-current liabilities		876	337
Total non-current liabilities		65,358	32,016
Total liabilities		115,886	58,819
Equity
Share capital		4,814	4,188
Share premium		473,675	472,244
Treasury shares		(1,218)	(702)
Other reserves		89,150	61,037
Accumulated deficit		(519,276)	(440,277)
Total equity		47,145	96,490
Total liabilities and equity		$163,031	$155,309
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA
Consolidated Statements of Changes in Equity
(Amounts in USD thousands, except share data)

	Notes	Shares	Share capital	Treasury Shares	Treasury Share capital	Share premium	Other reserves	Accumulated deficit	Total
January 1, 2023		66,398,164	$3,464	(2,166,944)	$(117)	$471,623	$23,963	$(298,803)	$200,130
Loss for the period		—	—	—	—	—	—	(78,981)	(78,981)
Other comprehensive income		—	—	—	—	—	14,825	—	14,825
Total comprehensive loss		—	—	—	—	—	14,825	(78,981)	(64,156)
Share-based compensation	22	—	—	—	—	—	15,242	—	15,242
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	22	—	—	999,339	55	223	(52)	—	226
Issuance of shares to be held as treasury shares		10,500,000	584	(10,500,000)	(584)	—	—	—	—
December 31, 2023		76,898,164	$4,048	(11,667,605)	$(646)	$471,846	$53,978	$(377,784)	$151,442
Loss for the period		—	—	—	—	—	—	(62,493)	(62,493)
Other comprehensive loss		—	—	—	—	—	(9,352)	—	(9,352)
Total comprehensive loss		—	—	—	—	—	(9,352)	(62,493)	(71,845)
Share-based compensation	22	—	—	—	—	—	16,488	—	16,488
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	22	—	—	1,456,526	84	398	(77)	—	405
Issuance of shares to be held as treasury shares		2,423,056	140	(2,423,056)	(140)	—	—	—	—
December 31, 2024		79,321,220	$4,188	(12,634,135)	$(702)	$472,244	$61,037	$(440,277)	$96,490
Loss for the period		—	—	—	—	—	—	(78,999)	(78,999)
Other comprehensive income		—	—	—	—	—	11,996	—	11,996
Total comprehensive loss		—	—	—	—	—	11,996	(78,999)	(67,003)
Share-based compensation	22	—	—	—	—	—	16,205	—	16,205
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	22	—	—	1,571,015	96	338	(88)	—	346
Issuance of shares to be held as treasury shares		10,000,000	626	(10,000,000)	(626)	—	—	—	—
Proceeds from ATM offering, net of transaction costs				228,238	14	1,093	—	—	1,107
December 31, 2025		89,321,220	$4,814	(20,834,882)	$(1,218)	$473,675	$89,150	$(519,276)	$47,145
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA
Consolidated Statements of Cash Flows(Amounts in USD thousands)

		Year ended December 31,
	Notes	2025	2024	2023
			(As Recast)[1]	(As Recast)[1]
Operating activities
Loss before tax		$(77,487)	$(61,270)	$(78,495)
Adjustments for non-monetary items
Depreciation	15,17	3,976	4,575	5,508
Amortization	16	5,553	4,021	2,828
Finance expense (income), net		5,127	(5,210)	2,934
Fair value adjustments on warrant obligations	23	497	(370)	—
Expected credit loss allowance increase (reversal)	12	57	(523)	214
Share-based compensation	22	16,205	16,488	15,242
Movements in provisions and pensions	13,21	649	1,617	308
Research tax credit	6	(977)	(726)	(1,129)
Loss on disposal of property and equipment	15	—	—	28
Gain on disposal of lease liability		—	—	(733)
Working capital changes
(Increase) decrease in accounts receivable		(6,603)	5,892	(6,500)
Decrease (increase) in prepaids and other assets		334	(1,157)	1,375
Decrease (increase) in inventory		46	69	(874)
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		16,930	(7,385)	6,871
Cash used in operating activities		(35,693)	(43,979)	(52,423)
Income tax paid		(200)	(536)	(801)
Net cash flows used in operating activities		(35,893)	(44,515)	(53,224)
Investing activities
Purchase of property and equipment	15	(574)	(244)	(1,494)
Acquisition of intangible assets	16	(108)	(195)	(263)
Capitalized development costs	16	(7,938)	(7,737)	(7,469)
Purchase of equity investments held at fair value		(1,885)	—	—
Proceeds upon maturity of term deposits	11	—	—	17,546
Interest received		1,835	3,421	4,655
Net cash flow (used in) provided from investing activities		(8,670)	(4,755)	12,975
Financing activities
Proceeds from exercise of share options	22	346	405	226
Interest paid	23	(3,953)	(1,728)	(6)
Proceeds from borrowings, net of transaction costs	23	34,563	13,930	—
Proceeds from sale of common stock in at-the-market offering		1,093	—	—
Payments of principal portion of lease liabilities	17	(1,872)	(2,750)	(3,043)
Net cash flow provided from (used in) financing activities		30,177	9,857	(2,823)
Decrease in cash and cash equivalents		(14,386)	(39,413)	(43,072)
Effect of exchange differences on cash balances		4,449	(3,612)	5,018
Cash and cash equivalents at beginning of the year		80,226	123,251	161,305
Cash and cash equivalents at end of the year		$70,289	$80,226	$123,251
The notes form an integral part of these consolidated financial statements.
1 Refer to “Note 2—Material Accounting Policies—Statement of Cash Flows - Interest Classification” for details on change in accounting policy.

SOPHiA GENETICS SA
Notes to the Consolidated Financial Statements
1. Company information and operations
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a cloud-native software technology company in the healthcare space, incorporated on March 18, 2011, and headquartered in Rolle, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in healthcare and for life sciences research. The Company has built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDMTM,” standardizes, computes, and analyzes digital health data and is used in decentralized locations to break down data silos. The Company collectively refers to SOPHiA DDM TM Platform and related products and solutions as “SOPHiA DDM Platform.”
As of December 31, 2025, the Company had the following wholly-owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	U.K.
SOPHiA GENETICS, Inc.	U.S.
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
SOPHiA GENETICS GmbH	Germany
The Company’s Board of Directors approved the issue of the consolidated financial statements on March 3, 2026.
Issued share capital
As of December 31, 2025, the Company had issued 89,321,220 shares of which 68,486,338 are outstanding and 20,834,882 are held by the Company as treasury shares. As of December 31, 2024, the Company had issued 79,321,220 shares of which 66,687,085 are outstanding and 12,634,135 are held by the Company as treasury shares. All shares were considered paid as of December 31, 2025.
Capital Range

Under the Company’s articles of association, the board of directors is authorized, at any time and including for anti‑takeover and change‑of‑control purposes, to increase the Company’s nominal share capital until June 18, 2030, within a capital range extending from CHF 3,319,908.20 ($4,192,193.63) (lower limit) to CHF 4,979,862.30 ($6,288,042.55) (upper limit). Within this capital range, the board is authorized to increase the Company’s nominal share capital by up to CHF 4,979,862.30 ($6,288,042.55) through the issuance of up to 33,199,082 fully paid‑in ordinary shares, each with a par value of CHF 0.05 ($0.06). In addition to the increase of share capital, our board of directors has the right to reduce the share capital to the minimum amount of CHF3,319,908.20 ($4,192,193.63). According to the articles of association, our board of directors is entitled to determine the use of the reduction amount, to the extent necessary.

Treasury shares
During the second quarter of 2023, the Company issued 10,500,000 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares. During the third quarter of 2024, the Company issued 2,423,056 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. During the fourth quarter of 2025, the Company issued 10,000,000 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares. The Company held 20,834,882 and 12,634,135 treasury shares as of December 31, 2025 and 2024, respectively. The issuance of the 10,000,000 shares in 2025 was made out of the Company’s capital range in accordance with the board of directors’ authorization under the Company’s articles of association.
Treasury shares are recognized at acquisition cost and recorded as treasury shares at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.

Conditional share capital

Conditional Share Capital for Financing, Acquisitions and Other Purposes

The Company may increase its share capital for anti‑takeover and change‑of‑control purposes through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights granted to shareholders or third parties, whether issued on a standalone basis or in connection with other securities or contractual obligations of the Company or its subsidiaries. As of December 31, 2025, the conditional share capital available for financing, acquisitions and other strategic purposes consisted of 18,277,363 ordinary shares with a par value of CHF 0.05 ($ 0.06) each, compared to 21,599,082 ordinary shares as of December 31, 2024.

Conditional Share Capital for Employee Participation

The Company may issue registered shares to employees, agents and members of the Board of Directors under its stock option and other equity‑based incentive plans. As of December 31, 2025, the conditional share capital available for employee participation consisted of 21,383,247 ordinary shares with a par value of CHF 0.05 ($ 0.06) each, compared to 18,061,528 ordinary shares as of December 31, 2024.

ATM Program

In August 2025, the Company established a new at-the-market (“ATM”) offering program pursuant to which from time to time the Company may sell ordinary shares having an aggregate offering price of $50.0 million. For the year ended December 31, 2025, 228,238 ordinary shares were sold for total gross proceeds of $1.1 million under this program.
2. Material accounting policies
Basis of preparation
Compliance with International Financial Reporting Standards
The consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS Accounting Standards. The consolidated financial statements comply with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
Basis of consolidation
A subsidiary is an entity over which the Company has control. The Company controls an entity when it has the power to direct its activities and has rights to its variable returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and deconsolidated from the date that control ceases.
During the consolidation process intercompany transactions, balances, and unrealized gains on transactions between companies are eliminated. Unrealized losses are also eliminated unless there is evidence of an impairment of the transferred asset. In order to ensure consistency with the accounting policies of the Company, the accounting policies of subsidiaries have been changed where necessary.
Foreign currency translation
Items included in the consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). In individual entities, transactions in foreign currencies are translated as of transaction date. Monetary assets and liabilities in foreign currencies are translated at month end rates. The Company’s reporting currency of the Company’s consolidated financial statements is the U.S. dollar (“USD”). Assets and liabilities denominated in foreign currencies are translated at the month-end spot exchange rates, income statement accounts are translated at average rates of exchange for the period presented, and equity is translated at historical exchange rates.
On consolidation, assets and liabilities of foreign operations reported in their local functional currencies are translated into USD. Differences arising from the retranslation of opening net assets of foreign operations, together with differences arising from the translation of the net results for the year of foreign operations, are recognized in other comprehensive income under currency translation adjustments. Gains or losses resulting from foreign currency transactions are included in net income.
The Company selected the U.S. dollar as its presentation currency for purposes of its consolidated financial statements instead of the Company’s functional currency, the Swiss franc, because of the global nature of its business, its expectation that an increasing portion of revenues and expenses will be denominated in USD, and its plans to continue to access U.S. capital markets.
Use of estimates
The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The Company’s significant estimates and judgments included in the preparation of the consolidated financial statements are related to revenue recognition, capitalized internal software development costs, defined benefit liability and share-based compensation.
Disclosed in the corresponding sections within the footnotes are the areas which require a high degree of judgment, significant assumptions, and/or estimates.
Going concern basis
The consolidated financial statements have been prepared on a going concern basis (See Note 27 – “Capital management”).
Historical cost convention
The consolidated financial statements have been prepared on a historical cost basis except for certain assets and liabilities, which are carried at fair value.
Accounting policies
The material accounting policies adopted in the preparation of the consolidated financial statements have been consistently applied, unless otherwise stated.
Provisions and contingencies
Provisions comprise liabilities of uncertain timing or amount. The provisions and liabilities are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, unless the impact of discounting is immaterial. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not fully within the control of the Company.
The likelihood of occurrence of provisions and contingent liabilities requires use of judgment. Judgment is also required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognized, and further judgment is used to determine the level of the provision. Where it is possible but not probable, further judgment is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgment is used to determine the contingent liability disclosed.
Financial assets classification
Upon recognition, financial assets are classified on the basis of how the financial assets are measured: at amortized cost or fair value through income.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. Except for accounts receivable that do not contain a significant financing component, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through income, transaction costs. Accounts receivable that do not contain a significant financing component are measured at the transaction price.
The Company’s business model for managing financial assets is defined by whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets held in order to collect contractual cash flows are measured at amortized cost. Financial assets held both to collect contractual cash flows and for sale are measured at fair value through other comprehensive income/loss.
Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.
Financial assets measured at amortized cost
Financial assets initially measured at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in income when the asset is derecognized, modified, or impaired. The Company’s financial assets at amortized cost include cash and accounts receivable.
Financial assets—derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated balance sheet) when:
•the rights to receive cash flows from the asset have expired or;
•the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either;

•the Company has transferred substantially all the risks and rewards of the asset, or;
•the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.
When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership.
When the Company has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.
Financial assets—impairment
For cash and cash equivalents, the Company invests in short-term highly liquid assets where it has never incurred and does not expect to incur credit losses.
For accounts receivable the Company recognizes a loss allowance based on lifetime estimated credit losses (“ECL”) at each reporting date. When estimating the ECL the Company takes into consideration: readily available relevant and supportable information (this includes quantitative and qualitative data), the Company’s historical experience and forward-looking information specific to the receivables and the economic environment.
See Note 12 – “Accounts receivable” for further information about the Company’s accounting for trade receivables.
Financial liabilities classification
Financial liabilities are classified upon initial recognition as financial liabilities measured at fair value through income or at amortized cost. The Company’s financial liabilities include accounts payable and debt (including borrowings and lease liabilities), which are measured at amortized cost, and derivatives, which are measured at fair value through income.
Interest-bearing borrowings are initially recognized at fair value less directly attributable costs and subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the EIR amortization process.
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as interest expense in the statement of loss.
Financial liabilities—derecognition
A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statements of loss.

Change in accounting policies

Statement of Cash Flows - Interest Classification

Effective January 1, 2025, the Company revised its accounting policy regarding the classification of interest paid and interest received in the Statement of Cash Flows. Interest paid was reclassified from Net cash flows used in operating activities to Net cash flows used in financing activities, and interest received was reclassified from Net cash flows used in operating activities to Net cash flows used in investing activities. The Company assessed the change in accounting policy under IAS 8, in accordance with the guidance regarding a voluntary change in accounting policy.

The reclassification of interest paid was elected to provide a more cohesive presentation of payments related to the Company’s borrowings and lease liabilities. Prior to the change in accounting policy, interest paid on borrowings and lease liabilities were classified as operating cash flows, while proceeds from borrowings, net of transaction costs and payments of principal portion of lease liabilities are classified as financing cash flows. The change aligns interest payments with their associated transactions.

In addition, the Company reclassified interest received to investing activities, as the majority of interest received relates to interest earned on cash and cash equivalents and short-term investments. The Company believes this updated classification better reflects the nature and source of these cash inflows and provides more relevant and reliable information.

The Company determined the voluntary change in accounting policy did not have an impact on basic and diluted earnings per share under IAS 33 - Earnings per Share.

The Company applied the change in accounting policy retrospectively and has recast prior period comparative information within the Statement of Cash Flows to ensure consistency and comparability with the current period presentation. As part of the retrospective application, cash flows changed as follows for the year ended December 31, 2024: Net cash used in operating activities increased by $1.7 million, Net cash flow used in investing activities decreased by $3.4 million, and Net cash flow provided by financing activities decreased by $1.7 million. Cash flows changed as follows for the year ended December 31, 2023: Net cash used in operating activities increased by $4.6 million, Net cash flow provided by investing activities increased by $4.7 million, and Net cash flow used in financing activities decreased by less than $0.1 million.
New standards, amendments to standards and interpretations
New standards, amendments to standards, and interpretations issued not yet effective
In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements, was issued to achieve comparability of the financial performance of similar entities. The standard, which will replace IAS 1 impacts the presentation of primary financial statements and notes, including the statement of profit and loss where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, and requires retrospective application. While IFRS 18 will not change recognition criteria or measurement bases, it might have a significant impact on presenting information in the financial statements, in particular the income statement. The Company is currently assessing impacts and data readiness.
There are no other IFRS Accounting Standards or IFRS IC interpretations that are not yet effective and that could have a material impact to the consolidated financial statements.

3. Segment reporting
The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”). As

announced in January 2026, the Company’s President will be promoted to CEO in 2026 and become the CODM.
For the years ended December 31, 2025 and 2024, respectively, the Company had a physical presence in three countries outside of its headquarters in Switzerland: France, the United States, and Brazil. An analysis of the location of non-current assets other than financial instruments and deferred tax assets by country is as follows (in USD thousands):

	As of December 31,
	2025	2024
Switzerland	$49,777	$44,282
France	2,574	2,184
United States	1,584	1,906
Brazil	3	3
Total non-current assets other than financial instruments and deferred tax assets	$53,938	$48,375
4. Revenue
Critical accounting estimates and judgments
The Company’s sales transactions may consist of various performance obligations that are satisfied at different times. It requires judgment to determine when different obligations are satisfied, including whether enforceable commitments for further obligations exist and when they arise. Depending on the determination of the performance obligations and the point in time or period over which those obligations are fulfilled, this may result in all revenue being calculated at inception, and either being recognized at once, or on contract completion or spread over the term of a longer performance obligation.

In accounting for contracts that contain promises to deliver more than one good or service, management has to determine how to allocate the total transaction price to the performance obligations of the contract. The total transaction price of a customer contract is allocated to the distinct performance obligations under the contract based on their standalone selling prices (“SSP”), the determination of which can require significant judgment from management. The best evidence of this is an observable price from the standalone sales of the good or service to similarly situated customers. However, where standalone selling prices are not observable, it requires judgment to estimate the cost of satisfying a performance obligation and adding an appropriate margin to that good or service. In some cases, SSP is not available and the residual approach is used to determine the stand-alone selling price of certain performance obligations.
Accounting policies
Revenue represents amounts received and receivable from third parties for goods supplied and services rendered to customers. Revenues are reported net of rebates and discounts and net of sales and value added taxes in an amount that reflects the consideration that is expected to be received for goods or services. The majority of the sales revenue is recognized: (i) when customers generate analyses on their patient data through the SOPHiA DDM Platform, (ii) when consumables, namely DNA enrichment kits, are delivered to customers at which point control transfers, (iii) when services, namely set-up programs, are performed and (iv) over the duration of the software licensing arrangements for the Alamut software offerings.
Products and services are sold both directly to customers and through distributors, generally under agreements with payment terms typically of 30 to 60 days and in rare cases with payment terms extended up to 180 days. Therefore, contracts do not contain a significant financing component.
For all contracts with customers the following steps are performed to determine the amount of revenue to be recognized and when it should be recognized: (1) identify the contract or contracts;

(2) determine whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (3) measure the transaction price, including the constraint on variable consideration; (4) allocate the transaction price to the performance obligations based on estimated selling prices; and (5) recognize revenue when (or as) each performance obligation is satisfied.
SOPHiA DDM Platform
The majority of the SOPHiA DDM Platform revenue is derived from each use of the SOPHiA DDM Platform by customers to generate analyses on their patient data. Analysis revenue is recognized as analysis results are made available to the customer on the SOPHiA DDM Platform. The Company recognizes accrued contract revenue in accounts receivable for any analyses performed by customers that have not been invoiced at the reporting date and where the right to consideration is unconditional. Any payments received in advance of customers generating analyses are recorded as deferred contract revenue until the analyses are performed.
Customers use the SOPHiA DDM Platform to perform analyses under three different models: dry lab access; bundle access; and integrated solutions.
For dry lab contracts, customers use the testing instruments and consumables of their choice and the SOPHiA DDM Platform and algorithms for variant detection and identification. In these arrangements, the Company has identified one performance obligation, which is the delivery of the analysis result to the customer.
For bundle arrangements, customers purchase a DNA enrichment kit along with each analysis. Customers use the DNA enrichment kit in the process of performing their own sequencing of each sample. Customers then upload their patient data to the SOPHiA DDM Platform for analysis. In these arrangements, the Company has identified two performance obligations: the delivery of the DNA enrichment kits and the performance of the analyses. Revenue is recognized for the DNA enrichment kits when control of products has transferred to the customer, which is generally at the time of delivery, as this is when title and risk of loss have been transferred. Revenue for the performance of the analyses is recognized on delivery of the analysis results to the customer. Refer to "—Arrangements with multiple performance obligations” below for how revenue is allocated between the performance obligations.
Deferred contract revenue balances relating to analyses not performed within 12 months from the date of the delivery date are recognized as revenue. This policy is not based on contractual conditions but on the Company’s experience of customer behavior and expiration dates of the kits associated with the analyses.
For integrated arrangements, customers have their samples processed and sequenced through selected SOPHiA DDM Platform partners within the clinical network and access their data through the SOPHiA DDM Platform. The Company has identified one performance obligation, which is delivery of the analysis results to the customer through the SOPHiA DDM Platform.
The Company also sells access to its Alamut software application (“Alamut”) through the SOPHiA DDM Platform. Some arrangements with customers allow customers to use Alamut as a hosted software service over the contract period without the customer taking possession of the software. Other customers take possession of the software, but the utility of that software is limited by access to the Company’s proprietary SOPHiA database, which is provided to the customer on a fixed term basis. Under both models, revenue is recognized on a straight-line basis over the duration of the agreement.
The Company also derives revenue from the SOPHiA DDM Platform by providing services to biopharma customers who engage the Company to (i) develop and perform customized genomic analyses and/or (ii) access the database for use in clinical trials and other research projects.
The Company does enter into biopharma contracts that contain multiple products or services or non-standard terms and conditions. The biopharma contracts are generally unique in nature and each contract is assessed upon execution. Contracts may contain multiple performance obligations or performance obligations that are recognized overtime, at a point-in-time, or a combination depending on the Company’s ability to satisfy the requirements to recognize revenue over time and reasonably estimate the amount of revenue to recognize. See "—Arrangements with multiple performance obligations” below for further discussion on treatment of biopharma contracts.
Generally, the primary performance obligation in these arrangements is the delivery of analysis results in the form of a final report, resulting in revenue being recognized, in most cases, upon the issuance of the final report or successful recruitment of clinical trial participants.
Workflow materials and services
Revenue from workflow materials and services includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services. These include the provision of set-up programs and training and the sale of kits and tests that are not linked to use of the platform. Set-up programs and training are typically combined with a customer’s first order prior to the customer beginning to use the SOPHiA DDM Platform.
Revenue from services is generally recognized when the services are performed. Revenue from materials is recognized when control of the goods is transferred to the customer, generally at the time of delivery. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leases (“IFRS 16”), leasing and the fees charged for the maintenance of this equipment.
Arrangements with multiple performance obligations
The Company sells different combinations of analyses, consumables, and services to its customers under its various SOPHiA DDM Platform models.
The Company has determined that the stand-alone selling prices for services and DNA enrichment kits are directly observable. For set-up programs and training sold along with dry lab arrangements or bundle arrangements, the stand-alone selling price of these services is determined on a time and materials basis. For DNA enrichment kits sold as part of a bundle, the SSP is based on an expected cost-plus-margin approach of the kit portion of the bundle.
The Company has determined that the SSP for the analyses, in both a dry lab arrangement and bundle arrangement, is highly variable and therefore a representative SSP is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses in dry lab arrangements that include services and in bundle arrangements that include DNA enrichment kits and, in some cases, services.
For bundle contracts with a fixed term that also include providing the customer with DNA sequencing automation equipment, the Company determines if there is an IFRS 16 leasing component. In these arrangements the Company provides DNA sequencing automation equipment to the customer over the fixed term and at completion of the contract term the customer takes possession of the equipment. If the Company has determined that it is a dealer lessor, provision of this equipment to the customer is classified as a finance lease. Over the term of the agreement, the minimum lease payment is deducted from the proceeds of the bundle sales in order to reduce the net investment in the corresponding lease receivable over the contract term and interest income is recognized as the discount on the lease receivable unwinds. The remaining proceeds from the contract are accounted for under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), using the policies described above.
The Company assesses biopharma contracts upon execution of each contract given their unique nature. The Company establishes each performance obligation within the contract and determines the appropriate value to be ascribed to each performance obligation. When relevant the Company utilizes previous established SSPs of its dry lab and bundle solutions or other service. When the performance obligation is specific to only the contract the Company utilizes all available information to reasonably estimate the correct value allocated to the performance obligation.

Contract balances
Deferred contract costs
Deferred contract costs comprise deferred fulfillment costs related to biopharma, prepayments on contracts, and prepaid maintenance costs relating to DNA sequencing automation equipment.
Costs are incurred to fulfill obligations under certain contracts once obtained, but before transferring goods or services to the customer. Fulfillment costs are recognized as an asset, provided these costs are not addressed by other accounting standards, if the following criteria are met: (i) the costs relate directly to a contract or an anticipated contract that the Company can specifically identify, (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or continuing to satisfy) performance obligations in the future and (iii) the costs are expected to be recovered.
The asset recognized from deferring the costs to fulfill a contract is recorded in the consolidated balance sheet as deferred contract costs within other current assets and amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates, which depends on the nature of the performance obligation(s) in the contract. The amortization of these assets is recorded in cost of revenue.
The timing of revenue recognition and billings can result in accrued contract revenue, which is presented within accounts receivable in the consolidated balance sheet and deferred contract revenue which is presented on the face of the consolidated balance sheet.
Accrued contract revenue
Accrued contract revenue relates to revenue recognized from satisfied performance obligations prior to invoicing and is primarily related to Dry Lab to be invoiced for the most recently completed month and some portions of biopharma contracts.
Deferred contract revenue
Deferred contract revenue relates to prepayments received from customers before revenue is recognized and is primarily related to SOPHiA DDM Platform analyses invoiced in advance of the customers performing the analyses, deferred Alamut software revenue, and progress payments received as part of biopharma contracts.
Deferred contract revenue brought forward as of January 1, 2025 and 2024 amounts to $5.7 million and $9.5 million, respectively. During the twelve months ended December 31, 2025 and 2024, the Company satisfied the performance obligations associated with that deferred contract revenue to the extent that revenue was recognized of $5.7 million and $9.5 million, respectively.
The majority of the platform revenue is derived from contracts with an original expected length of one year or less. There are also certain biopharma and Alamut contracts in which performance obligations extend over multiple years, however, these contracts are immaterial. The Company has elected to apply the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts.

Disaggregated revenue
When disaggregating revenue, the Company considered all of the economic factors that may affect its revenues. The Company assesses its revenues by four geographic regions Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”). Additionally, the Company assesses revenues generated in its domiciled country and any country with significant revenue. The following table disaggregates the Company's revenue from contracts with customers by geographic market (in USD thousands):

	Years ended December 31,
	2025	2024	2023

Switzerland	$1,776	$1,494	$1,432
France	11,317	10,333	10,076
Italy	10,805	9,983	8,554
Spain	6,027	5,788	6,512
Rest of EMEA	25,651	19,331	17,384
EMEA	$55,576	$46,929	$43,958

United States	$10,872	$9,323	$9,465
Rest of NORAM	2,528	1,977	1,261
NORAM	$13,400	$11,300	$10,726

LATAM	$3,086	$2,890	$3,990

APAC	$5,209	$4,054	$3,697
Total revenue	$77,271	$65,173	$62,371
Revenue streams
The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Year ended December 31,
	2025	2024	2023
SOPHiA DDM Platform	$74,915	$63,546	$60,904
Workflow equipment and services	2,356	1,627	1,467
Total revenue	$77,271	$65,173	$62,371
Workflow equipment and services includes revenues from payments from leased equipment recognized under IFRS 16, Leases. During the years ended December 31, 2025, 2024, and 2023, the Company recognized no revenue, $0.1 million, and $0.1 million, respectively related to leased equipment.
Major Customers
Revenues from one customer, a distributor for the Company, represented approximately $8.7 million and $8.2 million of the Company’s total revenues for the fiscal years ended December 31, 2025 and 2024, respectively. The Company did not have revenues greater than 10% from a single customer in the fiscal year ended December 31, 2023.

5. Cost of revenue
Accounting policies
Cost of revenue comprises costs directly incurred in earning revenue, including computer costs and data storage fees paid to hosting providers, manufacturing costs, materials and consumables, the cost of equipment leased out under finance leases, personnel-related expenses and amortization of capitalized development costs.
6. Operating expense
Accounting policies
Research and development
Research and development costs consist of personnel and related expenses for technology, application, and product development, depreciation and amortization, laboratory supplies, consulting services, computational and data storage fees paid to hosting providers related to research and development, and allocated overhead costs. These costs are stated net of government grants for research and development and innovation received as tax credits and net of capitalized costs.
Government grants for research and development and innovation received as tax credits
The Company receives government grants in France for research and development and innovation by way of tax credits. Total government grants for research and development and innovation recognized in the statement of loss amounts to $1.0 million, $0.7 million, and $1.1 million for the years ended December 31, 2025, 2024, and 2023, respectively.
Selling and marketing costs
Selling and marketing costs consist of personnel and related expenses for the employees of the sales and marketing organization, costs of communications materials that are produced to generate greater awareness and utilization of the platform among customers, costs of third-party market research, costs related to transportation and distribution of products and allocated overhead costs, and commissions to sales employees. The Company also records increases to, reversals of, and write-offs of the allowance for expected credit losses to selling and marketing costs.
The Company pays sales commission to its employees for obtaining contracts. These costs are expensed as part of employee compensation in selling and marketing costs. The portion of commission payments to employees where the amortization period is greater than one year are capitalized and expensed as the associated revenue is recognized, see Note 14 — “Prepaids and other current assets” and Note 18 — “Other non-current assets” for the amounts capitalized.
General and administrative costs
General and administrative costs consist of personnel and related expenses for executive, accounting and finance, legal, quality, support and human resources functions, depreciation and amortization, professional services fees incurred by these functions, general corporate costs and allocated overhead costs, which include occupancy costs and information technology costs.

Operating expense
Depreciation and amortization have been charged in the following expense categories (in USD thousands):

	For the year ended December 31,
	2025		2024		2023
	Depreciation	Amortization	Depreciation	Amortization	Depreciation	Amortization
Cost of revenue	$—	$(5,266)	$—	$(3,524)	$—	$(2,099)
Research and development costs	(1,649)	—	(1,961)	—	(2,494)	—
Selling and marketing costs	(1,226)	—	(1,349)	—	(1,468)	—
General and administrative costs	(1,101)	(287)	(1,265)	(497)	(1,546)	(729)
Total	$(3,976)	$(5,553)	$(4,575)	$(4,021)	$(5,508)	$(2,828)
The table presents employee costs by function, which consists of “Employee benefit expenses”, “Social charges” and “Share-based compensation” (in USD thousands):

	For the year ended December 31,
	2025	2024	2023
Cost of revenue	3,200	2,247	2,660
Research and development costs	31,638	31,321	31,280
Selling and marketing costs	25,089	20,038	20,174
General and administrative costs	33,730	32,543	36,067
Total	$93,657	$86,149	$90,181
The Company has made adjustments to previously reported employee benefit expenses for the years ended December 31, 2024 and 2023 to include $2.2 million and $2.7 million, respectively, of employee benefit expenses included in cost of revenue to correct for immaterial misstatements.
7. Other operating income, net
Accounting policies
The Company records income and expenses that are not regularly occurring or normal business income and expense to other operating income, net. Other operating income, net consists of gains and losses related to the disposal of tangible assets, write-offs of intangible assets and other operating income (expense).
8. Interest income, Interest expense and Foreign exchange (losses) gains, net
Accounting policies
Interest income consists of interest income earned on cash and cash equivalents, short-term investments, and lease receivables. Interest expense consists of interest expense incurred on lease liabilities and loans, which includes interest on commercial borrowings. The foreign exchange gains and losses arise principally on intercompany receivable balances in the parent company, whose functional currency is the Swiss Franc.

Interest income
The table presents interest income (in USD thousands):

	December 31,
	2025	2024	2023
Interest income	$1,872	$3,362	$4,547
Total interest income	$1,872	$3,362	$4,547
Interest expense
The table presents interest expense (in USD thousands):

	December 31,
	2025	2024	2023
Interest on loans	(3,953)	(1,339)	—
Interest on lease liabilities	(573)	(567)	(545)
Other interest	(28)	(7)	(43)
Total interest expense	$(4,554)	$(1,913)	$(588)
Foreign exchange gains (losses), net
The table presents foreign exchange gains (losses), net (in USD thousands):

	December 31,
	2025	2024	2023
Foreign exchange gains (losses), net	(3,402)	3,479	(7,628)
Total foreign exchange gains (losses), net	$(3,402)	$3,479	$(7,628)

9. Income tax
Accounting policies
The Company is subject to taxes in different countries. Taxes and related fiscal assets and liabilities recognized in the Company’s consolidated financial statements reflect management’s best estimate of the outcome based on the facts known at the balance sheet date in each individual country. These facts may include but are not limited to change in tax laws and interpretation thereof in the various jurisdictions where the Company operates. They may have an impact on the income tax as well as the resulting income tax assets and liabilities. Any differences between tax estimates and final tax assessments are charged to the statement of loss in the period in which they are incurred. Taxes include current and deferred taxes on income as well as actual or potential withholding taxes on current and expected transfers of income from subsidiaries and tax adjustments relating to prior years. Income tax is recognized in the statement of loss, except to the extent that it relates to an item directly taken to other comprehensive income/loss or equity, in which case it is recognized against other comprehensive income/loss or equity, respectively.

Current income tax liabilities refer to the portion of the tax on the current year taxable profit (as determined according to the rules of the taxation authorities) and includes uncertain tax liabilities. The Company determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates consistently with the tax treatment used or planned to be used in its income tax filings if the Company concludes it is probable that the taxation authority will accept an uncertain tax treatment.
Otherwise, the Company reflects the effect of uncertainty using either the most likely outcome or the expected value outcome, depending on which method the entity expects to better predict the resolution of the uncertainty.
Deferred taxes are based on the temporary differences that arise when taxation authorities recognize and measure assets and liabilities with rules that differ from the accounting policies of the Company’s consolidated financial statements. They also arise on temporary differences stemming from tax losses carried forward. Deferred taxes are measured at the rates of tax expected to prevail when the temporary differences reverse, subject to such rates being substantively enacted at the balance sheet date. Any changes of the tax rates are recognized in the statement of loss unless related to items directly recognized against other comprehensive income. Deferred tax liabilities are recognized on all taxable temporary differences excluding non-deductible goodwill. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, on the basis of the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.
The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Company uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The assessment of the uncertain tax position is done by first making a determination of whether it is more likely than not that a tax position would be sustained upon an examination, and then by calculating the amount of the benefit, of that tax position that meets the more likely than not threshold, that should be recognized in the financial statements.
As of December 31, 2025, and 2024, the Company recorded a provision of $0.2 million and $0.2 million, respectively, for unrecognized tax liabilities including interest and penalties. The Company records interest and penalties related to income tax amounts as a component of income tax
Uncertain tax positions
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and is therefore subject to tax examination by various taxing authorities. In the normal course of business, the Company is subject to examination by local tax authorities in Switzerland, France, Italy, Brazil, Australia, Germany, the U.K. and the U.S. In 2022 a tax assessment examination was rendered by the French tax authority during an audit of the Company’s 2018 and 2019 tax returns. In 2023, a tax assessment was rendered by the French tax authority during the review of the 2022 tax return with no additional tax liabilities resulting from the review. In 2024, a tax assessment was rendered by the Swiss tax authority regarding the Company’s 2019 through 2023 tax returns. The Company is not aware of any additional issues that could result in any other significant payments, accruals or material deviation from its tax positions. There are no tax examinations in progress as of December 31, 2025.
The Company records tax liabilities or benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations in each of the jurisdictions in which the Company operates.

Presentation of income tax (expense) benefits
The following table presents the current and deferred income tax (expense) benefits (in USD thousands):

	For the year ended December 31,
	2025	2024	2023
Current income tax expense
Current year	$(1,458)	$(1,115)	$(215)
Uncertain tax positions	(84)	(155)	(40)
Total current income tax expense	$(1,542)	$(1,270)	$(255)

Deferred income tax (expense) benefit
Origination and reversal of temporary differences	$30	$47	$(231)

Total deferred income tax (expense) benefit	$30	$47	$(231)

Total income tax (expense) benefit	$(1,512)	$(1,223)	$(486)
The following table presents the reconciliation of the expected tax expense to the tax expense report in the statement of loss (in USD thousands):

	For the year ended December 31,
	2025	2024	2023
Loss before tax	$(77,487)	$(61,270)	$(78,495)
Tax at Swiss statutory rate	10,475	8,222	10,453
Effect of tax rates in foreign jurisdictions	(1,197)	(893)	(833)
Tax effect of:
Unrecognized deferred tax assets	(8,542)	(6,025)	(8,879)
Income not subject to tax	260	249	303
Expense not deductible for tax purposes	(1,857)	(2,263)	(2,085)
Uncertain tax positions	(84)	(155)	(40)
Other	(567)	(358)	595
Income tax expense	$(1,512)	$(1,223)	$(486)

Movement in the deferred tax balances
During the year ended December 31, 2025, the Company recognized deferred tax assets for its foreign subsidiaries due to intercompany transfer pricing arrangements that will assure realization of their respective deferred tax assets in each country. The following table presents the changes in the Company’s deferred tax assets and deferred tax liabilities (in USD thousands):

	Depreciation & amortization	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2025	$(136)	$—	$(897)	$1,047	$603	$1,150	$1,767
Recognized in profit or loss	148	—	531	(523)	(90)	(36)	30
Recognized in OCI	—	3	—	—	—	—	3
Currency translation differences	(12)	—	(36)	46	4	29	31
December 31, 2025	$—	$3	$(402)	$570	$517	$1,143	$1,831
Deferred tax assets	—	3	—	570	539	1,143	2,255
Deferred tax liabilities	—	—	(402)	—	(22)	—	(424)

	Depreciation & amortization	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2024	$(19)	$—	$(761)	$794	$696	$1,010	$1,720
Recognized in profit or loss	(123)	—	(166)	287	(91)	140	47
Currency translation differences	6	—	30	(34)	(2)	—	—
December 31, 2024	$(136)	$—	$(897)	$1,047	$603	$1,150	$1,767
Deferred tax assets	—	—	—	1,047	670	1,150	2,867
Deferred tax liabilities	(136)	—	(897)	—	(67)	—	(1,100)
Unrecognized deferred tax assets
As of December 31, 2025 and 2024, the Company recognized deferred tax assets to the extent that it was probable that they would be realized. The following table consists of the gross tax loss carryforwards and the deferred tax assets that have not been recognized because it is not probable that there will be future taxable profits to use these benefits (in USD thousands):

	December 31,
	2025		2024
	Gross amount	Tax effect	Gross amount	Tax effect
Deductible temporary differences	$7,332	$1,014	$4,623	$661
Net operating loss carryforwards	443,992	59,871	347,533	46,544
Total	$451,324	$60,885	$352,156	$47,205
Net operating loss carryforwards
As of December 31, 2025 and 2024, the Company had various net operating loss (“NOL”) carryforwards in Switzerland, the U.K., the U.S., and Brazil that are available to reduce future taxable income and income taxes, the majority of which will expire at various dates through 2032. As of

December 31, 2025 and 2024, the Company had the following expiring amounts of unrecognized NOL carryforwards (in USD thousands):

	December 31,
	2025	2024
One year	$27,446	$15,853
Two years	56,969	23,958
Three years	78,915	49,729
Four years	89,906	68,886
Thereafter and unlimited	190,756	189,107
Net operating loss carryforwards	$443,992	$347,533
Future realization of the tax benefits of existing temporary differences and NOL carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2025, the Company performed an evaluation to determine the likelihood of realization of these tax benefits. In assessing the realization of the deferred tax assets, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is not probable that all of the deferred tax assets will be realized in Switzerland and Brazil but has recognized deferred tax assets in France, Italy, the U.K. and the U.S.
Unrecognized deferred tax liability on retained earnings of subsidiaries
The Company reviews its plan to indefinitely reinvest on a periodic basis for each one of its foreign subsidiaries. In making its decision to indefinitely reinvest, the Company evaluates its plans of reinvestment, its ability to control repatriation and to mobilize funds without triggering basis differences, and the profitability of its Swiss operations and associated cash requirements and the need, if any, to repatriate funds. If the assessment of the Company with respect to any earnings of its foreign subsidiaries’ changes, deferred Swiss income taxes, foreign income taxes, and foreign withholding taxes may have to be accrued.

The Company does not provide for foreign income and withholding taxes, Swiss income taxes or tax benefits on the excess of the financial reporting basis over the tax basis of its investments in foreign subsidiaries to the extent that such amounts are indefinitely reinvested to support operations and continued growth plans outside of Switzerland, or if the Company has determined that no tax liability would arise in case of distribution.

As of December 31, 2025, the Company plans to indefinitely reinvest any undistributed foreign earnings for all its foreign subsidiaries except France. During the year 2025, the Company received a dividend payment from its French subsidiary in the amount of $3.5 million, paid on August 28, 2025. During the year 2024, the Company received a dividend payment from its French subsidiary in the amount of $3.3 million.

The Company has determined that the repatriation of foreign earnings from France does not trigger a tax liability, based on the application of Swiss Participation Exemption rules and exemptions provided by the Double Tax Treaty signed between France and Switzerland, based on which dividends are exempt from withholding tax. The total amount of temporary differences associated with the other investments in subsidiaries is not material.

10. Loss per share
The Company’s shares comprised of ordinary shares. Each share has a nominal value of $0.06 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period excluding treasury shares, which are owned by the Company. The table presents the loss for the year ended December 31, 2025, 2024, and 2023, respectively (in USD thousands, except shares and loss per share):

	Year ended December 31,
	2025	2024	2023
Net loss attributed to shareholders	$(78,999)	$(62,493)	$(78,981)
Weighted average number of shares in issue	67,539,835	66,062,205	64,750,886
Basic and diluted loss per share	$(1.17)	$(0.95)	$(1.22)
For the years ended December 31, 2025, 2024 and 2023, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans and warrants are not presented, as the impact would be to dilute a loss, which causes them to be deemed “non-dilutive” for the purposes of the required disclosure, for additional details refer to Note 22 — “Share-Based Compensation” and Note 23 — “Borrowings”.
11. Cash and cash equivalents
Accounting policies
Cash and cash equivalents include cash on hand, deposits held at call with external financial institutions, money market funds, and short-term deposits and other short-term highly liquid investments with original maturities of three months or less. They are both readily convertible to known amounts of cash and so near to their maturity that they present insignificant risk of changes in value because of changes in interest rates. Amounts held in money market funds are classified as cash equivalents and are measured as level 1 fair value financial instruments.
The following table presents the allocation between the Company’s cash and cash equivalents (in USD thousands):

	December 31,
	2025	2024
Cash on hand	$37,459	$13,783
Total cash	$37,459	$13,783

Money market funds	$27,528	$39,586
Term deposits less than 3 months	5,302	26,857
Total cash equivalents	$32,830	$66,443

Cash and cash equivalents	$70,289	$80,226

12. Accounts receivable
Accounting policies
Accounts receivable-trade balances are non-interest bearing and payment terms are generally under agreements with payment terms typically between 30 and 60 days with payment terms extended up to 180 days. The Company’s customers primarily consist of government-owned or government-funded hospitals, laboratories with low credit risk, and biopharmaceutical companies. The Company has had minimal instances of actual credit losses and believes that this will continue to be the case.
The Company has adopted the simplified method indicated in IFRS 9, Financial Instruments (“IFRS 9”), to build its allowance for expected credit losses (“ECL”). The Company uses a matrix based on a calculation of collectability rates according to historical accounts receivable. Allowance is made for lifetime expected credit losses as invoices are issued or when accrued revenue is recognized. The amount of allowance initially recognized is based on historical experience, tempered by expected changes in future cash collections, due to, for example, expected improved customer liquidity or more active credit management.
The following table presents the trade receivable, accrued contract revenue, and lease receivable less the expected credit loss (in USD thousands):

	As of December 31,
	2025	2024
Trade receivable	$14,404	$7,088
Accrued contract revenue	963	742
Allowance for expected credit losses	(366)	(394)
Net accounts receivable	$15,001	$7,436
The Company records increases to, reversals of, and write-offs of the allowance for expected credit losses as “Selling and Marketing” expenses within its consolidated statements of loss. The following table provides a rollforward of the allowance for expected credit losses for the year ended December 31, 2025 and 2024, that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected (in USD thousands):

	2025	2024
As of January 1	$394	$1,181
Increase	520	114
Reversals	(463)	(637)
Write-off	(155)	(213)
Currency translation adjustments	70	(51)
As of December 31	$366	$394
As of December 31, 2025 and 2024, the Company’s largest customer balance represented 15% and 18% of accounts receivable, respectively. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $8.3 million and $5.0 million as of December 31, 2025 and 2024, respectively.
The Company recorded no long-term lease receivables as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the Company recorded no net lease receivables, respectively.
13. Inventory
Accounting policies
Raw materials and finished goods are stated at the lower of cost calculated using the first-in, first-out (“FIFO”) method and net realizable value. Work in progress is stated at the lower of its weighted average cost and net realizable value. Cost comprises direct materials, direct labor, and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Inventory consists of the following (in USD thousands):

	December 31,
	2025	2024
Raw materials	$5,543	$5,526
Work in progress	2,047	1,321
Finished goods	204	105
Provision	(1,443)	(1,084)
Total	$6,351	$5,868
Inventory provision movement for the years ended December 31, 2025 and 2024, respectively are as follows (in USD thousands):

	2025	2024
As of January 1	$(1,084)	$(2,134)
Increase	(554)	(284)
Write-off	354	1,241
Currency translation adjustment	(159)	93
As of December 31	$(1,443)	$(1,084)
14. Prepaids and other current assets
The following table presents prepaids and other current assets (in USD thousands):

	As of December 31,
	2025	2024
Prepayments	$3,154	$3,786
VAT receivable	1,385	1,254
Government grants receivable	139	—
Current contract acquisition costs	2,002	—
Other	758	835
Total	$7,438	$5,875
During the year ended December 31, 2025, $0.2 million of current contract acquisition costs were amortized through Selling and marketing costs.
15. Property and equipment
Accounting policies
Property and equipment include leasehold improvements, computer hardware, machinery, and furniture and fixtures.
Property and equipment are shown on the balance sheet at their historical cost. The cost of an asset, less any residual value, is depreciated using the straight-line method over the useful life of the asset. For this purpose, assets with similar useful lives have been grouped as follows:
•Leasehold improvements—Shorter of the useful life of the asset or the remaining term of the lease
•Computer hardware—Three to five years

•Machinery and equipment—Five years
•Furniture and fixtures—Five years
Useful lives, components, and residual amounts are reviewed annually. Such a review takes into consideration the nature of the assets, their intended use, including but not limited to the closure of facilities, and the evolution of the technology and competitive pressures that may lead to technical obsolescence. Depreciation of property and equipment is allocated to the appropriate headings of expenses by function in the statement of loss.
Reviews of the carrying amount of the Company’s property and equipment are performed when there is an indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing the value in use, the estimated future cash flows are discounted to their present value, based on the time value of money and the risks specific to the country where the assets are located.
The Company records property and equipment under accrued expense for amounts to be paid within the next 12 months. For the year ended December 31, 2025, $1.0 million was recorded in accrued expense for property and equipment, and for the year ended December 31, 2024, no amounts were recorded.
Property and equipment, net movement for the years ended December 31, 2025 and 2024, respectively are as follows (in USD thousands):

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2025	$6,456	$1,861	$1,361	$1,244	$10,922
Additions	1,110	403	2	—	1,515
Disposals	(252)	—	(55)	(181)	(488)
Currency Translation Adjustment	971	293	158	153	1,575
December 31, 2025	$8,285	$2,557	$1,466	$1,216	$13,524

Accumulated depreciation
January 1, 2025	$(2,615)	$(1,170)	$(973)	$(955)	$(5,713)
Additions	(1,181)	(303)	(180)	(146)	(1,810)
Disposals	252	—	55	181	488
Currency Translation Adjustment	(399)	(185)	(120)	(120)	(824)
December 31, 2025	$(3,943)	$(1,658)	$(1,218)	$(1,040)	$(7,859)
Net book value at December 31, 2025	$4,342	$899	$248	$176	$5,665

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2024	$6,855	$1,975	$1,460	$1,310	$11,600
Additions	86	115	1	15	217
Disposals	—	(66)	(14)	—	(80)
Currency Translation Adjustment	(485)	(163)	(86)	(81)	(815)
December 31, 2024	$6,456	$1,861	$1,361	$1,244	$10,922

Accumulated depreciation
January 1, 2024	$(1,576)	$(993)	$(831)	$(731)	$(4,131)
Additions	(1,182)	(269)	(208)	(276)	(1,935)
Disposals	—	—	14	—	14
Currency Translation Adjustment	143	92	52	52	339
December 31, 2024	$(2,615)	$(1,170)	$(973)	$(955)	$(5,713)
Net book value at December 31, 2024	$3,841	$691	$388	$289	$5,209
Included in leasehold improvements and machinery and equipment are $1.1 million and $0.3 million, respectively, related to assets under construction that have not yet been placed into service and begun depreciating as of December 31, 2025. These assets are primarily related to a lab expansion that was completed in early 2026.
16. Intangible Assets
Goodwill impairment testing
The Company operates as a single cash-generating unit (“CGU”). As a single CGU, goodwill is tested by considering its recoverability in terms of the entire business. Management assesses the recoverable value of goodwill by comparing the Company’s equity value, either from observable market prices or based on discounted cash flow forecasts, to the net assets as reported in the Company’s consolidated financial statements. Impairment testing is performed on an annual basis as of October 1.
Capitalized internally developed software costs
Capitalized costs are based on the employment costs of individuals working on software development and based on timesheets. Special attention is paid to distinguishing between costs incurred on developing new software or software upgrades, which typically are eligible for capitalization, and costs incurred in maintenance and in the correction of problems, which are not eligible.
Judgment is required in identifying whether individual projects meet all of the criteria required to permit capitalization, in particular, whether the software will generate probable future economic benefits.
Accounting policies
Goodwill
Goodwill is initially measured as the difference between the aggregate of the value of the consideration transferred and the fair value of net assets acquired. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Impairment testing
Intangible assets are allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The CGUs or groups of CGUs are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments. As the Company operates as a single CGU, the Company has only a single cash generating unit for impairment testing.
Management assesses the recoverable value of goodwill by comparing the Company’s equity value, either inferred from the public prices of share issues based on the fair value less cost of disposal (“FVLCOD”) method or based on discounted cash flow forecasts, with the net assets as reported in its consolidated financial statements based on the value in use (“ViU”) method. The discounted cash flow approach involves key assumptions that leave considerable scope for judgment. The Company typically compares the two methods and utilizes the greater recoverable amount for the purposes of its impairment testing. Impairment testing is performed on an annual basis as of October 1.
Purchased software
The costs of accessing software services are not capitalized if the Company does not have any contractual right to take possession of the software at any time during the term of the agreement and it is not feasible for the Company either to run the software on its own hardware or to contract with a third party unrelated to the vendor. Such costs represent software as a service costs and are expensed as incurred.
The Company does capitalize software implementation costs, such as fees paid to outside consultants to set up a software arrangement.
For cloud computing costs, the Company capitalized costs for certain configuration and customization costs paid by a customer in a cloud computing or hosting arrangement. IAS 38 Intangible assets (“IAS 38”) aligns the accounting treatment of these costs incurred in a hosting arrangement treated as a service contract with the requirements for capitalization and amortization costs to develop or obtain an intangible asset.
Purchased software and associated capitalized costs are amortized using the straight-line method over an estimated life of five years.
Capitalized internally developed software costs
Costs incurred in the internal development of software are capitalized as intangible assets when they satisfy the criteria required by IAS 38 as set out below.
Software development costs consist entirely of capitalized internally generated costs that are directly attributable to the design, testing, and enhancement of identifiable and unique software applications and products controlled by the Company and incorporated principally within the Company’s SOPHiA DDM Platform. They are recognized as intangible assets where the following criteria are met:
•it is technically feasible to complete the software so that it will be available for use;
•management intends to complete the software and use or sell it;
•there is an ability to use or sell the software;
•it can be demonstrated how the software will generate probable future economic benefits;
•adequate technical, financial, and other resources to complete the development and to use or sell the software are available, and;
•the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software comprise principally employee costs. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its expected useful life. Capitalized software development costs are amortized using the straight-line method over an estimated life of five years.
Intangible assets, net movement for the years ended December 31, 2025 and 2024, respectively are as follows (in USD thousands):

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2025	$8,342	$4,046	$27,321	$39,709
Additions	—	108	8,098	8,206
Currency Translation Adjustment	1,214	594	4,197	6,005
December 31, 2025	$9,556	$4,748	$39,616	$53,920

Accumulated amortization
January 1, 2025	$—	$(3,245)	$(7,466)	$(10,711)
Additions	—	(290)	(5,273)	(5,563)
Currency Translation Adjustment	—	(494)	(1,261)	(1,755)
December 31, 2025	$—	$(4,029)	$(14,000)	$(18,029)
Net book value at December 31, 2025	$9,556	$719	$25,616	$35,891

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2024	$8,999	$4,162	$21,367	$34,528
Additions	—	195	7,737	7,932
Currency Translation Adjustment	(657)	(311)	(1,783)	(2,751)
December 31, 2024	$8,342	$4,046	$27,321	$39,709

Accumulated amortization
January 1, 2024	$—	$(3,001)	$(4,342)	$(7,343)
Additions	—	(484)	(3,537)	(4,021)
Currency Translation Adjustment	—	240	413	653
December 31, 2024	$—	$(3,245)	$(7,466)	$(10,711)
Net book value at December 31, 2024	$8,342	$801	$19,855	$28,998
Goodwill arose from the Company’s acquisition of Interactive Biosoftware (“IBS”) in June 2018. Through this acquisition the Company added Alamut (a genomic mutation interpretation software) to its existing SOPHiA DDM Platform.
Goodwill is tested for impairment on an annual basis as of October 1 and at the occurrence of a potential indication of impairment. A triggering assessment is performed each quarter to ensure no occurrence of impairment triggering events. As of December 31, 2025 and 2024, respectively, no impairment charges were recorded related to the Company’s goodwill.

As of October 1, 2025 and 2024, respectively, the Company utilized the equity method (“FVLCOD”) to perform its annual assessment. The estimated equity value of the Company as of October 1, 2025 was $301.9 million, which exceeds the reported net assets of the Company of $60.7 million at that date by $241.2 million. The estimated equity value of the Company as of October 1, 2024 was $242.5 million, which exceeds the reported net assets of the Company of $113.5 at that date by $129.0 million.
On the basis of the analyses performed, the Company concludes that the recoverable amount exceeds the carrying amount of the goodwill and no impairment is needed as of December 31, 2025 and 2024.
17. Leases
Accounting policies
Lessee
The Company assesses at inception of the contract whether a contract is or contains a lease. This assessment involves determining whether the Company obtains substantially all the economic benefits from the use of that asset, and whether the Company has the right to direct the use of the asset. When these conditions are met, the Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date, except for short-term leases of 12 months or less, which are expensed in the statements of loss on a straight-line basis over the lease term.
At inception, the ROU asset comprises the initial lease liability, initial direct costs, and any obligations to refurbish the asset, less any incentives granted by the lessors.
The ROU asset is depreciated over the shorter of the duration of the lease contract (including contractually agreed optional extension periods whose exercise is deemed to be reasonably certain) and the useful life of the underlying asset.
The ROU asset is subject to testing for impairment if there is an indicator for impairment, as for owned assets.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the incremental borrowing rate (“IBR”) at the lease commencement date. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. Lease payments can include fixed payments; variable payments that depend on an index or rate known at the commencement date; and extension option payments or purchase options that the Company is reasonably certain to exercise.
The lease liability is subsequently measured at amortized cost using the effective interest rate method and remeasured (with a corresponding adjustment to the related ROU asset) when there is a change in future lease payments due to renegotiation, changes in an index or rate, or a reassessment of options.
Some of the Company’s leases include options to extend the lease, and these options are included in the lease term to the extent they are reasonably certain to be exercised.
Lessor
The Company leases out laboratory equipment to certain customers. These leases are classified as finance leases as the Company transfers substantially all the risks and rewards incidental to ownership of the asset to the customer. Refer to Note 4 — “Revenue” for disclosure of revenue recognized from leased laboratory equipment.
At the commencement of the lease term, the Company records revenue and the associated costs of sales, being the sale proceeds at fair value of the asset (computed at cost plus a margin) and the cost of the asset, derecognizes the leased asset from inventory, and recognizes a finance lease receivable on the balance sheet equal to the net investment in the lease. The Company notes these lease agreements ended during 2023, and as of December 31, 2025 and 2024, the Company did not have any leases of laboratory equipment.
Company leases
During the year ended December 31, 2024, the Company entered into one office lease as described below.
Rolle office
On March 3, 2021, the Company entered into a 120-month lease for office space in Rolle, Switzerland primarily to support the expansion of the research and development department. The lease in total is for approximately 65,860 square feet, including an additional 21,258 square feet based on a lease amendment as described below, with the Company gaining access to areas on prescribed dates. The Company gained access to 38,761 square feet on July 1, 2021, 5,840 square feet on January 1, 2022, and the remaining 21,258 square feet on February 1, 2023. The expected lease commitments are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.
On January 25, 2022, the Company entered into an amendment to the lease for office space in Rolle, Switzerland. The amendment provides the Company with an additional floor of approximately 21,258 square feet with lease commencement initiating on April 1, 2022. Upon commencement of the lease, the Company recorded a right-of-use asset of $4.5 million and a lease liability of $4.5 million.
The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon commencement of the lease, the Company recorded a ROU asset of $7.7 million and a lease liability of $8.5 million. The difference between the ROU and lease liability of $0.8 million is driven by lease incentives and expected restoration costs.
Boston office
On June 27, 2024, the Company entered into a 73-month lease for office space in Boston, Massachusetts primarily to support the expansion of the Company’s growth in the United States. The lease in total is for approximately 12,807 square feet. The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon gaining access to the space in September 2024, the Company recorded a right-of-use asset of $2.0 million and a lease liability of $1.9 million. The difference between the ROU and lease liability of less than $0.1 million is driven by initial direct costs to obtain the lease.
Bidart office
On June 1, 2023, the Company entered into a 108-month lease for office space in Bidart, France primarily to support the expansion of the research and development department and the Company’s administrative functions. The lease in total is for approximately 13,509 square feet. Upon commencement of the lease, the Company recorded a right-of-use asset of $2.3 million and a lease liability of $2.3 million. The expected lease commitments resulting from this contract are $0.1 million in 2023 and $0.3 million per year from 2024 onward.
Leases
Generally, lease terms for office buildings are between one and ten years. Any leases with terms less than 12 months and/or with low value are expensed in accordance with the IFRS 16 practical expedients for short-term leases and low-value leases. These expenses amounted to $0.1 million, less than $0.1 million, and $0.1 million for the years ended December 31, 2025, 2024, and 2023, respectively. The Company had cash outflows related to leases less than 12 months and/or with low value of $0.1 million, less than $0.1 million, and $0.1 million for the years ended December 31, 2025, 2024, and 2023, respectively.
The Company has lease liabilities amounting to $12.7 million and $12.1 million for the years ended December 31, 2025 and 2024, respectively, that are linked to consumer price indices in Switzerland, France, and the United States.
The future cash flow in relation to short-term leases and leases of low value assets is disclosed in Note 25 — “Commitments and contingencies.”
The future cash flow in relation to leases accounted for under IFRS 16 is disclosed in Note 26 — “Financial instruments and risks.”
The Company has several leases with extension and termination options. Management determines, on the basis of the business needs, whether they expect to exercise these options.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the IBR at the lease commencement date. The IBR is the rate of interest that the Company would have had to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. On the basis of this policy, the IBRs used by the Company to discount lease payments outstanding at December 31, 2025 and 2024, respectively, in the countries in which it has recognized right-of-use assets and lease liabilities have been in the range of to 2.76% and 11.42% and 2.76% to 11.42%, respectively. The Company notes the variation in IBRs used is due to the timing of lease commencement as well as geographical differences based on the physical location of the lease.
The following table presents the ROU assets (in USD thousands):

	2025	2024
Office space leases	$12,382	$14,168
During the years ended December 31, 2025 and 2024, the Company had additions to ROUs of $0.4 million and $2.2 million, respectively and depreciation charges of $2.2 million and $2.6 million, respectively.
The following table presents the lease liabilities (in USD thousands):

	2025	2024
Current	$2,700	$2,190
Non-current	12,587	14,603
Total	$15,287	$16,793
During the years ended December 31, 2025 and 2024, the Company made payments of $2.5 million and $3.3 million, respectively, of which $0.7 million and $0.6 million was interest, respectively.

18. Other non-current assets
Other non-current assets consist of the following (in USD thousands):

	December 31,
	2025	2024
Research tax credit receivable	$4,013	$4,244
Guarantee deposits	1,995	1,518
Equity Investment	1,977	—
Non‑current contract acquisition costs	198	—
Total	$8,183	$5,762
19. Accounts payable
Accounts payable consist of the following (in USD thousands):

	As of December 31,
	2025	2024
Trade payables	5,315	1,932
Employee related payables	2,840	2,630
VAT, sales, and other taxes	805	658
Total	$8,960	$5,220
20. Accrued expenses
Accrued expenses consist of the following (in USD thousands):

	As of December 31,
	2025	2024
Accrued compensation	$15,853	$10,781
Accrued professional fees	1,778	1,422
Accrued inventory purchases	420	121
Accrued IT support	701	570
Accrued legal fees	824	—
Accrued other	1,160	323
Total	$20,736	$13,217
21. Post-employment benefits
Critical accounting estimates and judgments
The liability or asset recognized on the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of loss.
Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. The remeasurement gains and losses are included in retained earnings in the statement of changes in equity and on the balance sheet.
Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in income as past service costs.
For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans. Employee contributions to these plans is voluntary and these contributions are matched by the employer. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Contributions are charged to the statement of loss as incurred.
Accounting policies
The Company operates defined benefit and defined contribution pension plans. Funded schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity (a fund) and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
The actual return on plan assets, excluding interest income measured at the discount rate, is recognized in other comprehensive income/loss within defined benefit plan remeasurements.
The Company has a funded defined benefit plan in Switzerland, an unfunded defined benefit plan in France, and a defined contribution plan in the U.S. The Company has no occupational pension plans in the U.K. and Brazil.
Swiss pension plan
The Company contracted with the Swiss Life Collective BVG Foundation based in Zurich for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life SA within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results. As of January 1, 2025, the Company switched from Swiss Life Collective BVG Foundation to Profond for the provision of occupational benefits.
Although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan.
French pension plan
In France, the bulk of pensions are paid by national pension schemes, which are unfunded. In addition, French employers are obliged by law to pay a retirement indemnity. Its amount depends on the last salary of the employee and on the period of activity with its employer. Rights to this benefit are acquired during the service life with the same employer on the condition that the employee will be with its employer at retirement date; it means that the rights are only vested on retirement date. This indemnity is in substance a defined benefit plan.
The following table provides additional details on the defined benefit plans’ funded status (in USD thousands):

	December 31,
	2025	2024
Present value of defined benefit obligation	$(28,429)	$(23,199)
Fair value of plan assets	24,267	19,360
Net pension liability	$(4,162)	$(3,839)
The following table presents the movement in the defined benefit obligation (in USD thousands):

	2025			2024
	Funded	Unfunded	Total	Funded	Unfunded	Total
January 1	$(23,147)	$(52)	$(23,199)	$(22,972)	$(41)	$(23,013)
Service Cost	(1,827)	(14)	(1,841)	(2,625)	(12)	(2,637)
of which current service cost	(1,827)	(14)	(1,841)	(1,683)	(12)	(1,695)
of which past service cost including effects from curtailment	—	—	—	(942)	—	(942)
Interest expense	(227)	(2)	(229)	(293)	(1)	(294)
Actuarial gains (losses)	185	(5)	180	(1,342)	—	(1,342)
Actual plan participants’ contributions	(1,461)	—	(1,461)	(1,295)	—	(1,295)
Transfers (in) out due to (joiners) leavers	1,587	—	1,587	3,644	—	3,644
Currency translation differences	(3,455)	(11)	(3,466)	1,736	2	1,738
December 31	$(28,345)	$(84)	$(28,429)	$(23,147)	$(52)	$(23,199)
The service cost and interest expense are charged to the statement of loss as research and development, general and administrative costs, selling and marketing, and interest income, net, respectively. Actuarial gains (losses) are credited or charged to other comprehensive income (loss) as defined benefit plan remeasurements.
As of December 31, 2025, the Swiss and French plans had 210 and 89 active members, respectively. As of December 31, 2024, the Swiss and French plans had 209 and 84 active members, respectively.
As a result of the reduction in conversion factors, the Company incurred a past service cost gain including curtailment of $0.9 million for the year ended December 31, 2024.

The following table presents the movement in the defined benefit plans’ assets (in USD thousands):

	December 31,
	2025	2024
As of January 1	$19,360	$19,927
Interest income	203	270
Return on plan assets, excl. interest income	524	1,668
Administrative expenses	(65)	(61)
Employer contributions	1,562	1,390
Employee contributions	1,461	1,295
Transfers in (out) due to joiners (leavers)	(1,587)	(3,644)
Currency translation differences	2,809	(1,485)
As of December 31	$24,267	$19,360
The following table presents the defined benefit plan assets, which include the following (in USD thousands):

	December 31,
	2025	2024
Cash	$—	$465
Insurance policies	24,267	18,895
Total	$24,267	$19,360

French plan	—	—
Swiss plan	24,267	19,360
Total	$24,267	$19,360
Profond, and previously the Swiss Life Collective BVG Foundation, to which the Swiss pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security, and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation. The Company has no influence over the investment policy.
The following table presents the pension costs recognized in statement of loss (in USD thousands):

	December 31,
	2025			2024			2023
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Service cost	$(1,827)	$(14)	$(1,841)	$(2,625)	$(12)	$(2,637)	$(1,311)	$(10)	$(1,321)
Interest cost	(24)	(2)	(26)	(23)	(1)	(24)	(413)	(1)	(414)
Total recognized	$(1,851)	$(16)	$(1,867)	$(2,648)	$(13)	$(2,661)	$(1,724)	$(11)	$(1,735)

The following table presents the pension remeasurement recognized in statement of other comprehensive loss (in USD thousands):

	December 31,
	2025			2024			2023
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Changes in demographic assumptions	$—	$—	$—	$—	$—	$—	$700	$—	$700
Changes in financial assumptions	439	(5)	434	(1,908)	—	(1,908)	(901)	(2)	(903)
Experience adjustments	(254)	—	(254)	566	—	566	602	4	606
Total actuarial gains (losses)	185	(5)	180	(1,342)	—	(1,342)	401	2	403
Return on plan assets	524	—	524	1,668	—	1,668	(654)	—	(654)
Currency translation differences	—	—	—	—	1	1	37	2	39
Total recognized	$709	$(5)	$704	$326	$1	$327	$(216)	$4	$(212)
Demographic assumptions had no impact for 2025 as these assumptions had no significant changes from 2024.
The positive impact of changes in demographic assumptions in 2023 was due principally to an increase in the weighted turnover from 15.80% to 19.50%.
The positive impact of changes in financial assumptions for the funded plan in 2025 was due to an increase in the discount rate from 0.95% to 1.10%.
The negative impact of changes in financial assumptions in 2024 was due to a decrease in the discount rate from 1.50% to 0.95%.
The negative experience adjustments for the funded plan in 2025 was primarily due to actual effective salary increases exceeding the assumed rate as well as by departure-related payments that were lower than expected.
The positive experience adjustments in 2024 was due largely to the surplus between the additional defined benefit obligation attributable to new joiners and the assets that they transferred into the plan.
Key actuarial assumptions by plan
Discount rate
In estimating the defined benefit obligation, the discount rates used were, for the Swiss plan, 1.10% and 0.95% and, for the French plan, 4.05% and 3.55% for the years ended December 31, 2025 and 2024, respectively.
Expected rate of salary increase
The expected rate of annual salary increase was assumed to be, for the Swiss plan, 2.50% and 2.50% and, for the French plan, 3.00% and 3.00% for the years ended December 31, 2025 and 2024, respectively.

Pension plan modified duration
The weighted average modified duration of the Swiss plan is 13.7 and 13.6 years and of the French plan 15.1 and 15.3 years for the years ended December 31, 2025 and 2024, respectively.
Interest rates
For the Swiss plan, the interest on old age accounts is 2.30% for the year ended December 31, 2025. For the year ended December 31, 2024 the interest on old age accounts is based, for the LPP account, on the LPP interest rate, which was 2.30% and, for the extra mandatory part, is equivalent to the discount rate, which was 2.30%.
Inflation
The expected annual rate of inflation was assumed to be, for the Swiss plan, 0.75% and 1.00%, for the French plan 2.00% and 2.00% for the years ended December 31, 2025 and 2024, respectively. The expected annual rate of inflation for the Swiss plan is based on the inflation forecast of the Swiss National Bank. and for the French plan is based on the inflation forecast of the European Central Bank.
Mortality tables
Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience and are based on the mortality generational tables BGV 2020 (Swiss) and TH/TF 00-02 (French). For the Swiss plan, the average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 65 (female) on the balance sheet date is, respectively, 23.07 and 24.81 and 22.82 and 24.59, for the years ended December 31, 2025 and 2024, respectively.
Sensitivity analysis
The following tables demonstrate the sensitivity of the defined benefit obligations to changes in the discount rate, expected rates of salary increase, interest credited on savings accounts (interest rate), inflation, and life expectancy at retirement age.
The table below presents the sensitivity analysis for the funded plans (in USD thousands):

	December 31,
	2025	2024
Discount rates
Increase of 25 basis points	(763)	(682)
Decrease of 25 basis points	826	738
Expected rates of salary increases
Increase of 25 basis points	262	140
Decrease of 25 basis points	(261)	(137)
Interest rate
Increase of 25 basis points	265	231
Decrease of 25 basis points	(258)	(226)
Inflation
Increase of 25 basis points	(46)	(19)
Decrease of 25 basis points	48	18
Life expectancy
Increase of 1 year	182	170
Decrease of 1 year	(182)	(171)

The table below presents the sensitivity analysis for the unfunded plans (in USD thousands):

	December 31,
	2025	2024
Discount rates
Increase of 50 basis points	(5)	(4)
Decrease of 50 basis points	6	4
Expected rates of salary increases
Increase of 50 basis points	6	4
Decrease of 50 basis points	(5)	(4)
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized on the balance sheet.
The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.
Future employer contributions
Expected employer contributions to the Swiss defined benefit pension plan for the year ending December 31, 2026 amount to $1.3 million.
Defined contribution plans
U.S. pension plan
The Company has a multiple employer 401(k) defined contribution plan in the U.S. The expense recognized in respect of the defined contribution plan in the U.S. was $0.3 million for the years ended December 31, 2025 and 2024, respectively.
22. Share-based compensation
Critical accounting estimates and judgments
Share-based Compensation
For the years ended December 31, 2025, 2024, and 2023, the Company granted share options under one plan - the SOPHiA GENETICS 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “2021 EIP”). Under this plan, directors may offer options to directors, employees, and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.
Measuring the cost of share options
The fair value of the options under all plans are measured at each grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.
For options up to September 2020, the fair value at grant date is independently determined using an adjusted form of the Black-Scholes option pricing model that takes into account the strike price, the fair value of the share at grant date, the expected life of the award, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award, and the expected dividend yield. For options granted on and subsequent to September 2020 until July 22, 2021, the fair value at grant date is based on a probability-weighted expected returns method that takes account of both the value derived by using an adjusted form of the Black-Scholes option pricing model, as described above, and a discounted estimate of the price that might be achieved in a future transaction. For options granted on and subsequent to July 22, 2021, the fair value at grant date is determined by using the Black-Scholes option pricing model.
The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant.
The key inputs used in the valuation model, for the stock options granted in the years ended December 31, 2025, 2024, and 2023, respectively, are outlined below. Stock options were only granted under the 2021 Equity Incentive Plan (“2021 EIP”). No grants have been made under the 2019 Incentive Share Option Plan (“2019 ISOP”) since 2021 and the SOPHiA GENETICS Incentive Share Option Plan (“2013 ISOP”) since 2019.
Prior to the Company’s IPO, the price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on one of the following two bases:
•By reference to a contemporaneous transaction involving another class of share, using an adjusted form of the Black-Scholes option pricing model as described above, and considering the timing, amount, liquidation preferences, and dividend rights of issues of other classes of shares.
•On the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in the Company’s equity value.
Subsequent to the IPO, the price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on the most recent close price of the Company’s stock price on the date of grant.
Accounting policies
The Company has three share option plans for directors, employees, and advisors which are accounted for as equity-settled share-based compensation plans.
The fair value of options granted under these plans is recognized as an employee benefits expense, with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:
•including any market performance conditions (e.g., the entity’s share price);
•excluding the impact of any service and non-market performance vesting conditions (e.g., profitability, sales growth; targets and remaining an employee of the entity over a specified time period), and;
•including the impact of any non-vesting conditions (e.g., the requirement for employees to save or hold shares for a specific period of time).
The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in income, with a corresponding adjustment to equity.
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the share price, or the fair value of a share, the expected life of the share option, the volatility of the share price, the risk-free interest rate, the dividend yield, and making certain assumptions about the inputs. The assumptions used for estimating fair value for share-based payment transactions are disclosed below.
The volatility used in the estimation of fair value is calculated utilizing a mix of the Company’s own share price volatility and the volatility of the share prices of a set list of publicly traded peer companies based on a defined proportion. Share price volatility is calculated for each tranche of share options on a historical basis over a period of time equal to the average life of the share options granted in each tranche. In the event that a company used in the volatility calculation has not been publicly traded for the requisite amount of time, the entirety of its trading history was used.
If the shares are not listed, estimating their fair value also requires determination of the most appropriate valuation model, such as:
•By reference to a contemporaneous transaction involving another class of share, using an adjusted form of an option pricing model above, and considering the timing, amount, liquidation preferences and dividend rights of issues of other classes of shares;
•On the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in the Company’s equity value;
•Share based compensation expense is measured at the fair value of the options at the grant date and recognized over the vesting period. Share based compensation expense is presented in the statement of loss and allocated to the various expense categories based on the functions of the employees to whom the options are granted (e.g., research and development, selling and marketing, general & administrative).
The calculation of the cost of the Company’s share option grants and of the fair value of the ordinary shares at the grant date requires the selection of an appropriate valuation model and is based on key assumptions that leave considerable scope for judgment.
Recognizing the cost of share options
At each reporting date, the Company recognizes expense for the vested options granted and for partially earned but non-vested portions of options granted. This results in a front-loaded expense to the statement of loss. The Company accounts for these plans as equity-settled transactions. The charge to the statements of loss therefore results in a corresponding credit being booked to “Other reserves” within equity.
The plans
The Company has three share option plans: the 2013 ISOP (launched in September 2013), the 2019 ISOP (launched March 2019), and the 2021 EIP (launched June 2021). Under these plans, directors may offer options to directors, employees, and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares. Under the 2021 EIP, the Company can grant restricted stock units (“RSUs”) which represent the right to receive ordinary shares upon meeting specific vesting requirements. RSUs are able to be granted to directors, executives, and employees.
The options have a life of ten years. Options under the 2013 ISOP vest 50% on the second anniversary of the grant date and a further 50% on the third anniversary of the grant date. Options under the 2019 ISOP vest 25% on each anniversary of the grant date over four years. The options under the 2021 EIP vest under one of five methods, i) 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a monthly basis over the remaining three years, ii) 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a quarterly basis over the remaining three years, iii) on the second anniversary of the grant date, iv) annually over four years on each anniversary of the grant date or v) 50% on the first anniversary of the grant date and the remaining 50% vesting ratably on a monthly basis over the remaining year. Refer to Restricted Stock Units below for the vesting schedules of the RSUs under the 2021 EIP.

On April 22, 2021, the Board amended the 2019 ISOP to the effect that, in the event of a successful IPO or public listing of the Company’s shares, only those unvested options that otherwise would vest within six months following the effective date of the IPO or such public listing should become fully vested immediately as of such date (accelerated vesting). The remaining unvested options (i.e., unvested options that would only vest after the six-month period following the effective date of the IPO or public listing) would not be subject to accelerated vesting and, subject to certain conditions, would vest on the basis of the original vesting schedule. Additionally, the Board instituted a black-out period, irrespective of a successful IPO or public listing of the Company, in which no options could be exercised from May 1, 2021 to January 19, 2022, and to accelerate the vesting of options that would otherwise vest during that period.
2013 ISOP
Activity for the year ended December 31, 2025, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2025	560,980	$3.03	2.54
Exercised	(68,000)	1.96	—
Forfeited	(12,000)	3.17	—
Outstanding as of December 31, 2025	480,980	$3.18	1.73
Exercisable as of December 31, 2025	480,980	$3.18	1.73
Activity for the year ended December 31, 2024, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2024	606,980	$3.00	3.49
Exercised	(32,000)	3.16	—
Forfeited	(14,000)	1.75	—
Outstanding as of December 31, 2024	560,980	$3.03	2.54
Exercisable as of December 31, 2024	560,980	$3.03	2.54
Activity for the year ended December 31, 2023, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	657,980	$2.92	4.24
Exercised	(39,000)	2.52	—
Forfeited	(12,000)	0.05	—
Outstanding as of December 31, 2023	606,980	$3.00	3.49
Exercisable as of December 31, 2023	606,980	$3.00	3.49
Options outstanding as of December 31, 2025, under the 2013 ISOP expire between 2026 and 2029 and have exercise prices between $2.96 and $3.34.
The weighted average share price at the date of exercise were $3.48, $4.72, and $4.82 for the years ended December 31, 2025, 2024, and 2023, respectively.

2019 ISOP
Activity for the year ended December 31, 2025, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2025	2,308,760	$4.97	5.40
Exercised	(40,373)	3.49	—
Forfeited	(15,000)	5.06	—
Outstanding as of December 31, 2025	2,253,387	$5.00	4.42
Exercisable as of December 31, 2025	2,253,367	$5.00	4.42
Activity for the year ended December 31, 2024, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2024	2,402,510	$4.97	6.30
Exercised	(38,250)	4.12	—
Forfeited	(55,500)	5.46	—
Outstanding as of December 31, 2024	2,308,760	$4.97	5.40
Exercisable as of December 31, 2024	2,033,490	$4.80	5.31
Activity for the year ended December 31, 2023, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	2,629,516	$4.96	7.21
Exercised	(32,000)	4.06	—
Forfeited	(195,006)	4.94	—
Outstanding as of December 31, 2023	2,402,510	$4.97	6.30
Exercisable as of December 31, 2023	1,651,493	$4.64	6.03
Options outstanding as of December 31, 2025, under the 2019 ISOP expire between 2028 and 2031 and have exercise prices between $3.16 and $6.31.
The weighted average share price at the date of exercise were $4.61, $4.70, and $4.65 for the years ended December 31, 2025, 2024, and 2023, respectively.

2021 EIP
Activity for the year ended December 31, 2025, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2025	9,044,607	$6.69	8.40
Granted	3,280,275	3.29	—
Exercised	(29,412)	2.78	—
Forfeited	(909,956)	6.69	—
Outstanding as of December 31, 2025	11,385,514	$5.72	7.98
Exercisable as of December 31, 2025	4,989,270	$7.97	7.11
Activity for the year ended December 31, 2024, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2024	5,708,059	$7.84	8.74
Granted	3,840,087	4.78	—
Exercised	(49,119)	2.87	—
Forfeited	(454,420)	5.37	—
Outstanding as of December 31, 2024	9,044,607	$6.69	8.40
Exercisable as of December 31, 2024	2,806,356	$10.22	7.37

Activity for the year ended December 31, 2023, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	2,624,297	$12.32	8.88
Granted	3,734,266	4.44	—
Forfeited	(645,310)	6.43	—
Outstanding as of December 31, 2023	5,708,059	$7.84	8.74
Exercisable as of December 31, 2023	1,155,231	$14.64	7.57
The valuation inputs for the 2021 EIP grants were as follows:

	Year Ended December 31,
	2025			2024			2023
Share price at grant date (in USD)	$3.04	-	$4.73	$3.40	-	$4.96	$2.53	-	$4.72
Expected life of share options (years)	5.50	-	7.00	5.50	-	7.00	5.50	-	7.00
Expected volatility (%)	73.84%	-	77.60%	72.86%	-	74.95%	69.50%	-	74.96%
Risk free interest rate (%)	3.68%	-	4.03%	3.50%	-	4.40%	3.45%	-	4.67%
Dividend yield (%)	—%			—%			—%
Options outstanding as of December 31, 2025, under the 2021 EIP expire between 2026 and 2034 and have exercise prices between $2.06 and $18.00.
The weighted average share price at the date of exercise were $4.14 and $4.59 for the years ended December 31, 2025 and 2024, respectively; and no options were exercised for the year ended December 31, 2023.
Share options granted during the year
The weighted average fair value of options granted during the years ended December 31, 2025, 2024, and 2023, respectively (in USD):

	2025	2024	2023
2021 EIP	$2.26	$3.27	$2.91
Restricted Stock Units
As part of the 2021 EIP, the Company initiated granting of RSUs, which represent the right to receive shares of ordinary shares upon meeting specified vesting requirements. In the year ended December 31, 2025, the Company granted 1,136,975 RSUs under the 2021 plan. Under the terms of the 2021 plan, 103,374 of the RSUs granted are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a quarterly basis over the remaining three years, 864,681 are subject to a two year vesting period on the second anniversary from the date of grant, and the remaining 168,920 of the RSUs granted to non-executive members of the Company’s board of directors are subject to a vesting period set to be completed upon the

Company’s 2026 Annual General Meeting. The activity for the year ended December 31, 2025 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2025	3,053,076	$4.69
Granted	1,136,975	$3.30
Vested	(1,434,646)	$4.84
Forfeited	(171,196)	$4.10
Unvested as of December 31, 2025	2,584,209	$4.04
In the year ended December 31, 2024, the Company granted 1,373,816 RSUs under the 2021 plan. Under the terms of the 2021 plan, 1,168,896 of the RSUs granted are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a quarterly basis over the remaining three years, and the remaining 204,920 of the RSUs granted to non-executive members of the Company’s board of directors are subject to a vesting period set to be completed upon the Company’s 2025 Annual General Meeting. The activity for the year ended December 31, 2024 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2024	3,335,268	$4.77
Granted	1,373,816	4.71
Vested	(1,331,731)	4.95
Forfeited	(324,277)	4.56
Unvested as of December 31, 2024	3,053,076	$4.69

In the year ended December 31, 2023, the Company granted 2,658,150 RSUs under the 2021 plan. Under the terms of the 2021 plan, 2,260,649 of the RSUs granted are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a monthly basis over the remaining three years, 107,647 are subject to a two year vesting period on the second anniversary from the date of grant and the remaining 289,854 of the RSUs granted to non-executive members of the Company’s board of directors are subject to a vesting period set to be completed upon the Company’s 2024 Annual General Meeting. The activity for the year ended December 31, 2023 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2023	1,865,433	$5.20
Granted	2,658,150	4.42
Vested	(927,155)	4.65
Forfeited	(261,160)	4.75
Unvested as of December 31, 2023	3,335,268	$4.77
Share-based compensation expense
Movements in the share-based compensation reserve were as follows (in USD thousands):

Total
January 1, 2023	$25,075
Movement in the period	15,242
December 31, 2023	40,317
Movement in the period	16,488
December 31, 2024	56,805
Movement in the period	16,205
December 31, 2025	$73,010
Share-based compensation expense by financial statement caption for all stock awards consists of the following (in USD thousands):

	Year ended December 31,
	2025	2024	2023
Research and development	$4,070	$4,370	$3,440
Sales and marketing	1,230	1,357	1,266
General and administrative	10,905	10,761	10,536
Total	$16,205	$16,488	$15,242

23. Borrowings
Perceptive Credit Agreement
On May 2, 2024 (the “closing date”), the Company and its subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which the Company may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans on the closing date (“Tranche A”) and (ii) a second tranche of $35.0 million principal amount of term loans that the Company may draw upon on or prior to March 31, 2026 (“Tranche B”), subject to satisfaction of certain customary conditions. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term Secured Overnight Financing Rate (“Term SOFR”) (floored at 4% per annum) plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. Term SOFR means the Term SOFR reference rate that is two business days prior to the first day of the preceding calendar month. The Company has the right to prepay the term loans at any time subject to applicable prepayment premiums. The Perceptive Credit Agreement also contains certain mandatory prepayment provisions, including prepayments from the proceeds from certain asset sales and casualty events (subject to a right to reinvest such proceeds in assets used in the Company’s business within 180 days) and from issuances or incurrences of non-permitted debt, which will also be subject to prepayment premiums. The obligations under the Perceptive Credit Agreement are secured by substantially all of the Company’s and certain of the Company’s subsidiaries’ assets and are guaranteed initially on the closing date by SOPHiA GENETICS SA and SOPHiA GENETICS, Inc. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant of $67.4 million as of December 31, 2025. The last twelve months revenue covenant is tested on a quarterly basis beginning June 30, 2024, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Perceptive Credit Agreement also contains customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and the Company’s subsidiaries and change in control, the occurrence of which gives the lenders the right to declare the term loans and all obligations under the Perceptive Credit Agreement immediately due and payable. The Company was in full compliance with all covenants contained in the Perceptive Credit Agreement as of December 31, 2025 and 2024.
In addition, the Company issued to Perceptive Credit Holdings IV, LP a warrant certificate (the “Warrant Certificate”) representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with the right to purchase 200,000 ordinary shares available immediately and the right to purchase an additional 200,000 ordinary shares to be available upon the drawdown of the second tranche of the term loans. The purchase rights represented by the Warrant Certificate are exercisable after becoming available, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments.

The Company drew down the $35.0 million of Tranche B on June 25, 2025 and the right to purchase an additional 200,000 ordinary shares became available under the Warrant Certificate.

On January 23, 2026, the Company entered into an amendment (the “2026 Amendment”) to the Perceptive Credit Agreement. The 2026 Amendment provides for, among other things, $25.0 million of additional term loan commitments consisting of (i) an additional $12.5 million tranche of term loan commitments (“Tranche C”), which may be drawn subject to certain customary conditions, and (ii) an additional $12.5 million tranche of term loan commitments (“Tranche D”), which may be drawn at such time as the Company’s revenue for a trailing twelve-month period exceed $85.0 million and otherwise subject to customary conditions. Tranche C and Tranche D, if drawn, will have terms and conditions consistent with the Company’s existing term loans, will bear interest at rate per annum equal to Term SOFR (floored at 4% per annum) + 6.25% and will mature in 2029. In connection with the 2026 Amendment, the Company amended and restated the warrant certificate in order to issue to Perceptive Credit Holdings IV, LP the right to purchase an additional 75,000 ordinary shares, which right is exercisable immediately. The Warrant Certificate also grants Perceptive Credit Holdings IV, LP the right to purchase an additional (1) 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche C under the Perceptive Credit Agreement and (2) another 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche D under the Perceptive Credit Agreement.

Accounting for Tranches A and B
The Company accounted for each tranche of the term loans and warrants as two separate financial instruments: (i) a warrant obligation and (ii) a loan.
i) The warrant obligation is presented in the consolidated balance sheet as a short-term liability given the warrants are not settled in the entity’s functional currency and thus are not considered to be settled in a fixed amount and can be exercised currently without restriction or right to defer. The warrant obligation was initially measured at fair value using a Black-Scholes pricing model and is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the consolidated statement of loss. The Company determined the Tranche A warrant obligation qualified as a level 2 fair value liability as inputs to the fair value measurement are derived principally from or corroborated by observable market data by correlation or other means. Refer to Note 26 — “Financial instruments and risks” for the current fair value amount for the warrant obligation.
ii) The term loans were initially recorded at their amortized costs of $15.0 million and $35.0 million for Tranches A and B, respectively, less any capitalized expenses and fees payable upon the issuance (“transaction costs”) and after allocating a portion of the proceeds to the fair value of the warrant obligation. The loans are presented as a long-term financial liability in the consolidated balance sheet.
The Company assessed the allocation of transaction costs in accordance with IFRS 9 and determined the allocation to warrants was immaterial, as such the Company allocated the total amount of the transaction costs to the term loan. The transaction costs are presented net of the term loan on the consolidated balance sheet. The transaction costs are amortized as non-cash interest expense recorded to the consolidated statement of loss as the difference between the stated interest rate and the EIR. The EIR was determined upon the initial draw down at 15.2% and 12.4% for Tranches A and B, respectively, and reassessed based on changes in the variable interest rate from the Perceptive Credit Agreement. As of December 31, 2025 and 2024 the EIR was 12.1% and 14.8%, respectively.
The Company calculated the fair value of the warrant obligation on issuance using the Black-Scholes pricing model. The warrant obligation for Tranche A was recorded at an initial fair value of $0.7 million on May 2, 2024 and the warrant obligation for Tranche B was recorded at an initial fair value of $0.5 million on June 25, 2025. Key inputs for the valuation of the warrant obligation upon issuance were as follows:

	As of June 25, 2025	As of May 2, 2024
Exercise price in USD	$5.00	$5.00
Share price in USD	$3.17	$5.08
Risk-free interest rate	4.24%	4.53%
Expected volatility (annualized)	72.98%	71.77%
Expected term (years)	10	10
Dividend yield	—%	—%
Black-Scholes value in USD	$2.37	$4.06
The Company remeasures the fair value of the warrant obligation on a quarterly basis. Key inputs for the remeasurement of the Tranche A warrant obligation were as follows:

	As of December 31, 2025	As of December 31, 2024
Exercise price in USD	$5.00	$5.00
Share price in USD	$4.67	$3.07
Risk-free interest rate	4.01%	4.51%
Expected volatility	68.39%	72.52%
Expected term (years)	8.34	9.33
Dividend yield	—%	—%
Black-Scholes value in USD	$3.35	$2.22
Key inputs for the remeasurement of the Tranche B warrant obligation were as follows:

As of December 31, 2025
Exercise price in USD	$5.00
Share price in USD	$4.67
Risk-free interest rate	4.02%
Expected volatility	76.10%
Expected term (years)	9.48
Dividend yield	—%
Black-Scholes value in USD	$3.71

Tranche A was recorded at an initial amortized cost of $13.3 million on May 2, 2024. This amount represents the residual amount of the $15.0 million draw down after allocating $0.7 million for the fair value of the warrant obligation and the $1.1 million of transaction costs to be amortized as interest expense over the life of the loan. Tranche B was recorded at an initial amortized cost of $34.1 million on June 25, 2025. This amount represents the residual amount of the $35.0 million draw down after allocating $0.5 million for the fair value of the warrant obligation and the $0.4 million of transaction costs to be amortized as interest expense over the life of the loan. The following table presents the allocation of the loan proceeds and any movements in the liability for the year ended December 31, 2025, (in USD thousands):

Balance as of January 1, 2024	$—
Gross proceeds from Tranche A	15,000
Transaction costs	(1,070)
Proceeds net of transaction costs	13,930

Warrant obligation at issuance	(656)
Interest expense	1,290
Interest paid	(1,152)
Currency translation adjustments	(175)
Balance as of December 31, 2024	13,237
Gross proceeds from Tranche B	35,000
Transaction costs	(437)
Proceeds net of transaction costs	34,563

Warrant obligation at issuance	(474)
Interest expense	3,891
Interest paid	(3,521)
Currency translation adjustments	37
Balance as of December 31, 2025	$47,733
The following table presents the movements in the warrant obligation liability for the year ended December 31, 2025, (in USD thousands):

		Number of Warrants
Balance as of January 1, 2024	$—	—
Issuance of warrants from Tranche A	656	200,000
Change in fair value	(370)	—
Foreign exchange loss	158	—
Balance as of December 31, 2024	444	200,000

Issuance of warrants from Tranche B	474	200,000
Change in fair value	497	—
Foreign exchange gain	(3)	—
Balance as of December 31, 2025	$1,412	400,000
Revolving credit facility
On April 23, 2024 the Company terminated its existing credit agreement with Credit Suisse SA for up to CHF 5.0 million ($5.5 million). Additionally, the Company entered into a new credit agreement with Credit Suisse SA for up to CHF 0.1 million ($0.1 million) to be used for cash credits, contingent liabilities, or as margin for OTC derivative transactions. Borrowings under the new credit agreement will bear interest at a rate to be established between the Company and Credit Suisse SA at the time of each draw down. On November 27, 2025 the Company terminated this CHF 0.1 million facility ($0.1 million). On February 20, 2025 the Company entered into a new credit agreement with UBS Switzerland AG for up to CHF 0.3 million ($0.3 million), intended solely for the issuance of bank guarantees. As of December 31, 2025 and 2024, the Company had no borrowings outstanding under these credit facilities.

24. Related parties
Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control, with the Company.
Key management personnel comprised of six Executive Officers and Directors and six Non-Executive Directors for the year ended December 31, 2025. Key management personnel comprised of six Executive Officers and Directors and six Non-Executive Directors for the year ended December 31, 2024. Key management personnel comprised of six Executive Officers and Directors and seven Non-Executive Directors for the year ended December 31, 2023.
Compensation for key management and non-executive directors recognized during the year comprised (in USD thousands):

	December 31,
	2025	2024	2023
Salaries and other short-term employee benefits	$5,784	$4,206	$4,234
Pension costs	281	253	228
Share-based compensation expense	11,935	12,327	10,597
Total	$18,000	$16,786	$15,059
25. Commitments and contingencies
Commitments
The Company has no commitments for future lease payments under short-term leases not recognized on the balance sheet as of December 31, 2025 and 2024.
The Company has a minimum purchase agreement with a vendor related to computational and hosting-related costs. As part of the agreement, the Company has a total minimum commitment of approximately $80.9 million from the period beginning November 1, 2022 through October 31, 2029 and an additional one-year grace period to meet the minimum commitment by October 31, 2030. As of December 31, 2025 and 2024, the Company has remaining commitments of $58.2 million and $56.9 million, respectively.
Contingencies
As of December 31, 2025 and 2024 the Company had no contingent assets.

The Company is regularly subject to lawsuits, claims, arbitration proceedings, administrative actions and other legal and regulatory proceedings involving intellectual property disputes, commercial disputes, competition and other matters, and the Company may become subject to additional types of lawsuits, claims, arbitration proceedings, administrative actions, government investigations and legal and regulatory proceedings in the future. As of December 31, 2025 and 2024, the Company has concluded that losses are not probable and no provisions have been recorded.

Guardant Health
In 2025 Guardant Health ("Guardant") filed suit against the Company in multiple jurisdictions. Guardant filed suit in the U.K., and in the EU at the Unified Patent Court (the “UPC”) in Paris, alleging that the Company’s MSK-Access liquid biopsy test infringes certain of their patents and seeking remedies, including unspecified monetary damages and injunctive relief. In January 2026, the UPC Paris Local Division issued a final order rejecting Guardant's application for provisional measures and ordered Guardant to pay an interim award of costs of €400,000 ($470,080), which Guardant has appealed. The U.K. proceedings remain pending. The Company continues to defend itself against these claims. As of December 31, 2025, the Company has concluded that losses related to this matter are not probable and no provision has been recorded.

26. Financial instruments and risks
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
The Company holds the following financial instruments (in USD thousands):

	December 31,
	2025	2024
Financial assets at amortized cost
Cash and cash equivalents	$70,289	$80,226
Accounts receivable	15,001	7,436
Other financial non-current assets	1,995	994
Total financial assets at amortized cost	$87,285	$88,656
Financial assets at fair value through statement of loss
Equity investment	1,977	—
Total financial assets	$87,285	$88,656
Financial liabilities at amortized cost
Accounts payable	8,960	5,220
Accrued expenses	20,736	13,217
Lease liabilities	15,287	16,793
Borrowings	47,733	13,237
Total financial liabilities at amortized cost	92,716	48,467
Financial liabilities at fair value through statement of loss
Warrant obligations	1,412	444
Total financial liabilities	$94,128	$48,911
The Company’s exposure to various risks associated with the financial instruments is discussed below in “Financial risk management.” The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above. See Note 12 – “Accounts receivable” for expected credit loss provisions on accounts receivable.

In September 2025, the Company signed a stock purchase and subscription agreement to acquire a non-controlling minority equity interest in A.D.A.M. Innovations, formerly known as Genesis Healthcare, in two tranches totaling $2.0 million. The Company acquired shares totaling $0.5 million in September 2025 and shares totaling $1.5 million in October 2025. These financial assets are initially measured at fair value and subsequently re-measured at fair value at each reporting date. Changes in fair values for these financial assets are recorded through profit or loss in accordance with IFRS 9 Financial Instruments. As of December 31, 2025 purchase price approximated fair value and no changes in fair value had been recorded in the Consolidated Statements of Loss.
Fair value measurement
As of December 31, 2025 and 2024, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
Financial assets
•Cash and cash equivalents
•Accounts receivable
•Other non-current assets—lease deposits

Financial liabilities
•Accounts payable
•Accrued liabilities
•Borrowings
Fair value measurement methodology
The Company measures financial instruments at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability.
The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset or by selling it to another market participant.
The Company uses valuation techniques to measure fair value maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
Management determines the policies and procedures for both recurring fair value measurement and for non-recurring measurement with the involvement of experts and external consultants when needed.
The Company holds money market funds which are classified as cash equivalents which are measured as a level 1 valuation. Refer to Note 11 – “Cash and cash equivalents.” The Company also has warrant obligations related to the Perceptive Credit Agreement, which are measured as a level 2 valuation. Refer to Note 23 — “Borrowings”. The Company also holds a minority equity interest in A.D.A.M. Innovations, which is measured as a level 2 valuation.

Recurring fair-value measurements
The following table presents the Company’s fair value hierarchy for its financial assets and financial liabilities that were measured at fair value on a recurring basis as of December 31, 2025 (in thousands):

	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents:
Money market funds	$27,528	$—	$—
Equity Investments:
Equity investments	—	1,977	—
Total financial assets	$27,528	$1,977	$—

Financial liabilities:
Warrant obligation:
Perceptive Credit Holdings warrants	$—	$1,412	$—
Total financial liabilities	$—	$1,412	$—
The following table presents the Company’s fair value hierarchy for its financial assets and financial liabilities that were measured at fair value on a recurring basis as of December 31, 2024 (in thousands):

	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Money market funds	$39,586	$—	$—
Total financial assets	$39,586	$—	$—

Financial liabilities:
Warrant obligation:
Perceptive Credit Holdings warrants	$—	$474	$—
Total financial liabilities	$—	$474	$—
In 2025 and 2024 there were no significant changes in the business or economic circumstances that affect the fair value of the Company’s financial assets and financial liabilities. There were also no transfers between categories.
Financial risk management
Financial risks
Senior management regularly reviews the Company’s cash forecast and related risks. They also perform the risk assessment, define any necessary measures and ensure the monitoring of the internal control system.
The Company’s principal financial liabilities include borrowings and accounts payable. The Company’s principal financial assets include cash and cash equivalents and accounts receivable.
In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk, and market risk (i.e. foreign currency risk and interest rate risk). This note presents the Company’s objectives, policies, and processes for managing these risks.
Credit and counterparty risk management
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities, primarily accounts receivable.
Concentration risk arises when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political, or other conditions.
The Company’s policy with regard to assessing and providing for expected credit losses on accounts receivable is set out in Note 12 – “Accounts receivable.”
Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.
Financial transactions are predominantly entered into with investment grade financial institutions and in principle the Company requires a minimum long-term rating of A3/A- for its cash investments and term deposits. The Company may deviate from this requirement from time to time for operational reasons. The highest exposure to a single financial counterparty within cash and cash equivalents and term deposits amounted to $24.4 million and $26.1 million as of December 31, 2025 and 2024, respectively.
Other non-current financial assets include cash deposits for leases.
Funding and liquidity risk management
Funding and liquidity risk is the risk that a company may encounter difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. Such risk may result from inadequate market depth or disruption or refinancing problems.
The Company views equity funding as its primary source of liquidity only partly complemented with revenue generated from the sale of the platform, applications, products, and services and borrowings. The Company has $50.0 million of outstanding term loans under the Perceptive Credit Agreement, see Note 23 – “Borrowings” for additional information. Short term liquidity is managed based on projected cash flows. As of December 31, 2025 and 2024, the Company’s liquidity consisted of $70.3 million and $80.2 million in cash and cash equivalents, respectively. In 2025 the Company has sold, from its treasury shares, 228,238 ordinary shares for total gross proceeds of $1.1 million under the Company’s ATM program. In 2026, as described in Note 28 - “Events After the Reporting Period”, the Company has sold, from its treasury shares, 2,795,485 ordinary shares for total gross proceeds of $14.3 million under the Company’s ATM program and signed an amendment to the Perceptive Credit Agreement which provided an additional $25.0 million available for draw. On the basis of the current operating performance and liquidity position, Board of Directors believes that the available cash balances will be sufficient for operating activities, working capital, interest, capital expenditures and scheduled debt repayments for the next 12 months.

The tables below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted cash flows (in USD thousands):

	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total
December 31, 2025
Lease liabilities	$15,287	$2,992	$11,839	$1,463	$16,294
Accounts payable	8,960	8,960	—	—	8,960
Accrued expenses	20,736	20,736	—	—	20,736
Borrowings	47,733	5,125	61,958	—	67,083
Total contractual liabilities	$92,716	$37,813	$73,797	$1,463	$113,073

	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total
December 31, 2024
Lease liabilities	$16,793	$2,739	$12,518	$4,469	$19,726
Accounts payable	5,220	5,220	—	—	5,220
Accrued expenses	13,217	13,217	—	—	13,217
Borrowings	13,237	1,622	20,405	—	22,027
Total contractual liabilities	$48,467	$22,798	$32,923	$4,469	$60,190
The Company has made adjustments to previously reported future maturities of borrowings as of December 31, 2024 to incorporate contractual cash interest payments of $1.6 million within 1 year and $5.4 million between 1 and 5 years to correct for immaterial misstatements.

Market risk
Market risk includes currency risk and interest rate risk.
Currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.
The significant exchange rates that have been applied to these consolidated financial statements are listed below:

	December 31,		For the twelve months ended December 31,
	2025	2024	2025	2024	2023
Currency	Spot rate		Average rate
USD/CHF	0.79208	0.90740	0.83064	0.88064	0.89855
USD/EUR	0.85092	0.96530	0.88644	0.92455	0.92478
USD/GBP	0.74179	0.79870	0.75887	0.78267	0.80428
USD/BRL	5.49560	6.17360	5.58911	5.39155	4.97372
The sensitivity of the Company’s income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. As of December 31, 2025, 2024, and 2023 the Company was exposed principally to movements in four cross currency pairs. The sensitivity of the Company’s loss before tax to such changes was as follows (in USD thousands):

	December 31,
	2025			2024			2023
Increase / (decrease) in USD/CHF exchange rate by 10%	(2,101)	/	2,101	562	/	(562)	3,034	/	(3,034)
Increase / (decrease) in EUR/CHF exchange rate by 10%	1,020	/	(1,020)	(75)	/	75	508	/	(508)
Increase / (decrease) in GBP/CHF exchange rate by 10%	36	/	(36)	25	/	(25)	(23)	/	23
The Company’s exposure to foreign currency changes for all other currencies is not material. The Company does not use derivative financial instruments to hedge exposures and under no circumstances may enter into derivative instruments for speculative purposes.
The sensitivity of the Company’s reported equity or net assets to possible changes in foreign exchange rates is measured at the consolidated level as it depends on the presentation currency selected for the consolidated financial statements. Such effects are reported not in income but in the currency translation account within other reserves. As of December 31, 2025 and 2024 the sensitivity of the Company’s equity to such changes, measured against the USD, was as follows (in USD thousands):

	December 31,
	2025			2024
Increase / (decrease) in USD/CHF exchange rate by 10%	(2,561)	/	2,561	(1,520)	/	1,520
Increase / (decrease) in USD/EUR exchange rate by 10%	(663)	/	663	2,244	/	(2,244)
Increase / (decrease) in USD/GBP exchange rate by 10%	(95)	/	95	61	/	(61)
Interest rate risk
The Company’s cash and cash equivalents are subject to market risk associated with interest rate fluctuations. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. The Company concluded that fluctuations in the interest rate did not have a material impact on the Company’s cash and cash equivalents balances.
As of December 31, 2025 and 2024, the Company currently has $50.0 million and $15.0 million, respectively, of debt outstanding under the Perceptive Credit Agreement. Based on the terms of the Perceptive Credit Agreement, the monthly interest expense fluctuates based on the Term SOFR reference rate that is two business days prior to the first day of the preceding calendar month. Given the Company’s outstanding debt under this agreement, the Company is subject to interest rate risk related to debt obligations if the SOFR were to move significantly. Based on the borrowings exposed to floating interest rates at year-end, an increase in interest rates of 100 basis points would cause an increase in cash interest costs on an annualized basis of $0.5 million and $0.2 million as of December 31, 2025 and 2024, respectively.
27. Capital management
The Company considers equity as equivalent to the IFRS Accounting Standards equity on the balance sheet (including share capital, share premium, and all other equity reserves attributable to the owners of the Company). Other reserves are comprised of comprehensive income/loss and share-based compensation.
The primary objective of the Company’s capital management is to maximize shareholder value. The Board regularly reviews its shareholders’ return strategy. For the foreseeable future, the Board will maintain a capital structure that supports the Company’s strategic objectives through managing funding and liquidity risks and optimizing shareholder return.
As of December 31, 2025 and 2024, the Company’s cash and cash equivalents amounted to $70.3 million and $80.2 million, respectively.

As noted in Note 28 — “Events after the reporting date”, the Company also has access to $25.0 million available, of which $12.5 million can be drawn immediately, under the Perceptive Credit Agreement.
The Board of Directors believes that the Company has sufficient financial resources to meet all of its obligations for at least the next twelve months. Moreover, the Company is not exposed to liquidity risk through requests for early repayment of loans.
28. Events after the reporting date
The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the consolidated financial statements were authorized for issuance.

On January 23, 2026, the Company entered into an amendment (the “2026 Amendment”) to the Perceptive Credit Agreement.The 2026 Amendment provides for, among other things, $25.0 million of additional term loan commitments consisting of (i) an additional $12.5 million tranche of term loan commitments (“Tranche C”), which may be drawn subject to certain customary conditions, and (ii) an additional $12.5 million tranche of term loan commitments (“Tranche D”), which may be drawn at such time as the Company’s revenue for a trailing twelve-month period exceed $85.0 million and otherwise subject to customary conditions. Tranche C and Tranche D, if drawn, will have terms and conditions consistent with the Company’s existing term loans, will bear interest at rate per annum equal to Term SOFR (floored at 4% per annum) + 6.25% and will mature in 2029. In connection with the 2026 Amendment, the Company amended and restated the warrant certificate in order to issue to Perceptive Credit Holdings IV, LP the right to purchase an additional 75,000 ordinary shares, which right is exercisable immediately. The Warrant Certificate also grants Perceptive Credit Holdings IV, LP the right to purchase an additional (1) 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche C under the Perceptive Credit Agreement and (2) another 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche D under the Perceptive Credit Agreement.

In 2026, through its ATM program, the Company has sold, from its treasury shares, 2,795,485 ordinary shares for total gross proceeds of $14.3 million.

Report of the Statutory Auditor on the Statutory Financial Statements of SOPHiA GENETICS SA for the Year ended December 31, 2025

Report of the statutory auditor to the General Meeting of SOPHiA GENETICS SA, Rolle
Report on the audit of the financial statements
Opinion
We have audited the financial statements of SOPHiA GENETICS SA (the Company), which comprise the balance sheet as at December 31, 2025, and the statement of loss for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements (pages 166 to 178) comply with Swiss law and the Company’s articles of incorporation.
Basis for opinion
We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the financial statements' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Our audit approach

Overview Overall materiality: CHF 2,635,000
We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the Company, the accounting processes and controls, and the industry in which the Company operates.
As key audit matter the following area of focus has been identified: Revenue from SOPHiA DDM platform

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

PricewaterhouseCoopers SA, Avenue de la Rasude 5, 1006 Lausanne +41 58 792 81 00
www.pwc.ch	PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 2,635,000
Benchmark applied	Loss before tax
Rationale for the materiality benchmark applied	We chose loss before tax as the benchmark because, in our view, it is the benchmark against which the performance of the Company is most commonly measured and it is a generally accepted benchmark.

We agreed with the Audit Committee that we would report to them misstatements above CHF 263,500 identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue from SOPHiA DDM platform

Key audit matter	How our audit addressed the key audit matter
The entity has decided to apply the same accounting policy as the one used for the consolidated financial statements.
During the year ended December 31, 2025, the entity's revenue from the SOPHiA DDM platform was CHF 39,032,149.
As discussed in note A.2 to the financial statements, the entity has determined that the stand-alone selling price for the analyses, in both a dry lab arrangement and bundle arrangement, is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling prices of the analyses for both arrangements. Two different margins have been determined by the entity, one for enrichment kits which are produced and one for enrichment kits which are purchased.
In our view, this is a key audit matter, as the determination of the stand-alone selling price is based to a large extent on estimates made by the entity.

We obtained and read the accounting memo and discussed with management the determination of the accounting treatment of the residual approach. We critically challenged the estimates used in the determination of the enrichment kit margin for both produced and purchased enrichment kits by comparing the peer group information included in management's memo to publicly available information.
We assessed the appropriateness of the entity's conclusions in the application of the accounting policy in accordance with the Swiss Code of Obligations.
We tested the application of the estimates throughout our revenue testing and as part of the enrichment kit cost testing. We noted no deviations from the two estimates management outlined in their accounting memo.
In addition, we performed sensitivity analysis over entity's estimate of the margin applied to enrichment kits to understand the impact on the timing of the revenue recognized.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor’s reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors’ responsibilities for the financial statements

The Board of Directors is responsible for the preparation of financial statements in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

•Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the financial statements.

Based on our audit according to article 728a para. 1 item 2 CO, we confirm that the Board of Directors' proposal complies with Swiss law and the Company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Alex Fuhrer	/s/ Pierre-Alain Dévaud
Licensed audit expert	Licensed audit expert
Auditor in charge

Lausanne, March 3, 2026

Statutory Financial Statements of SOPHiA GENETICS SA for the year ended December 31, 2025

SOPHiA GENETICS SA

Balance Sheet as of December 31,	Note	2025	2024
		CHF	CHF
Current assets
Cash and cash equivalents		27,462,654	29,255,620
Trade accounts receivable	1	6,696,441	5,023,493
due from third parties	1	4,627,507	3,625,946
due from group companies	1	2,068,934	1,397,547
Other short term receivables		4,082,608	4,057,160
due from third parties		1,183,286	1,281,358
due from group companies		2,899,322	2,775,802
Short term loans to group companies	3	20,112,492	40,613,255
Inventory	2	5,030,965	5,324,803
Prepaid expenses and accrued income		2,453,014	3,472,657
Other current assets		1,232,237	438,691
Total current assets		67,070,411	88,185,679

Non-current assets
Financial assets		2,881,485	994,338
Investments in subsidiaries	4	19,190,339	19,167,068
Property and equipment		4,158,159	4,395,615
Intangible assets		20,472,819	18,542,468
Right-of-use assets		7,226,981	9,673,854
Other non-current assets		948,908	882,263
Total non-current assets		54,878,691	53,655,606

Total Assets		121,949,102	141,841,285

Current liabilities
Trade accounts payable		4,144,626	1,789,468
due to third parties		3,990,335	1,607,349
due to group companies		154,291	182,119
Other short term liabilities		5,587,163	8,383,636
due to third parties	5	1,562,110	1,522,090
due to group companies		4,025,053	6,861,546
Lease liabilities, current portion		1,649,555	1,777,903
Accrued expenses		10,008,423	7,149,782
Deferred income		6,385,234	2,454,091
Total current liabilities		27,775,001	21,554,880

Non-current liabilities
Long term borrowing	7	39,603,960	13,610,380
Lease liabilities, net of current portion		7,280,970	10,050,706
Long term accrued expenses		294,248	146,039
Provision for unrealized foreign exchange gain		2,211,223	44,677
Total non-current liabilities		49,390,401	23,851,802

Total liabilities		77,165,402	45,406,682
Shareholders' equity
Share capital	6	4,466,061	3,966,061
Legal reserves		445,144,316	444,060,128
- Reserve from capital contributions	6	443,939,513	442,855,325
- Other capital reserves	6	1,204,803	1,204,803
Treasury shares	6	(1,041,944)	(631,906)
Accumulated deficit		(350,959,680)	(311,338,505)
Loss for the year		(52,825,053)	(39,621,175)
Total shareholders' equity		44,783,700	96,434,603
Total Liabilities and Shareholders' Equity		121,949,102	141,841,285

SOPHiA GENETICS SA

Statement of Loss for the financial year ended December 31,	Note	2025	2024
		CHF	CHF
Revenue from sales of goods and services	8	40,187,728	32,762,491
Changes in inventory of finished goods and work-in-progress		489,161	(324,134)
Raw materials and supplies		(11,426,745)	(11,155,741)
Personnel expenses		(37,620,620)	(36,191,792)
Marketing and travel expenses		(3,281,046)	(2,854,303)
Professional fees		(9,244,797)	(7,668,834)
Depreciation of fixed assets		(1,371,210)	(1,411,991)
Amortization of intangible assets		(4,510,936)	(3,507,257)
Depreciation of right-of-use assets		(1,286,905)	(1,481,732)
IT Costs		(5,900,501)	(5,376,410)
Other operating expenses	9	(20,208,206)	(15,921,734)
Capitalized development costs		5,338,977	5,961,271
Operating Loss		(48,835,100)	(47,170,166)

Financial income		1,585,790	2,935,650
Financial expenses		(3,339,992)	(1,549,626)
Foreign exchange (loss) / gain		(4,942,895)	3,315,753
Dividend income from Investments		2,805,574	2,865,224
Other non-operating income		132,365	176,696
Other non-operating expenses		(174,407)	(57,706)
Loss before taxes		(52,768,665)	(39,484,175)

Taxes		(56,388)	(137,000)
Loss for the year		(52,825,053)	(39,621,175)

Notes to the statutory financial statements for the year ended December 31, 2025
A.Accounting principles applied in the preparation of the financial statements
A.1 General information
SOPHiA GENETICS SA (NASDAQ: SOPH) (“the Company”) is a cloud-native software company in the healthcare space, incorporated on March 18, 2011, and headquartered in Rolle, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in health care and for life sciences research. The Company has built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDMTM,” standardizes, computes, and analyzes digital health data and is used in decentralized locations to break down data silos. The Company collectively refers to SOPHiA DDM TM Platform and related products and solutions as “SOPHiA DDM Platform.”
Going concern basis
As of December 31, 2025 and 2024, the Company’s cash and cash equivalents amounted to CHF27 million and CHF29 million, respectively. Additionally, the Company’s short term loans to group companies amounted to CHF20 million and CHF41 million respectively.
On May 2, 2024 (the “closing date”), the Company and its subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which we may borrow up to $50.0 million (CHF45.5 million) principal amount of term loans, including (i) an initial tranche of $15.0 million (CHF13.7 million) principal amount of term loans on the closing date and (ii) up to $35.0 million (CHF31.9 million) principal amount of term loans that we may draw upon on or prior to March 31, 2026, subject to satisfaction of certain customary conditions. We drew down $15.0 million (CHF13.7 million) of the first tranche in May 2024 and $35.0 million (CHF31.9 million) of the second tranche of term loans on June 25, 2025.
The Board of Directors believes that the Company has sufficient financial resources to meet all of its obligations for at least the next twelve months. Moreover, the Company is not exposed to liquidity risk through requests for early repayment of loans.
A.2 Significant accounting policies
Basis of preparation
Compliance with the Swiss Code of Obligations
The financial statements have been prepared in accordance with the provisions of the Swiss Code of Obligations (Art. 957 to 963b CO, effective since January 1, 2013). Due to rounding, numbers presented throughout these financial statements may not add up precisely to the totals provided.

Certain comparative figures in the Statement of Loss have been recl
Accounting policies
Inventory
Raw materials and finished goods are stated at the lower of cost calculated using the first-in, first-out (“FIFO”) method and net realizable value. Work in progress is stated at the lower of its weighted average cost and net realizable value. Cost comprises direct materials, direct labor, and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.
Investments in subsidiaries
Investments are stated at cost less provision for permanent impairment in value.
Property and equipment
Property and equipment include leasehold improvements, computer hardware, machinery, and furniture and fixtures.

Property and equipment are shown on the balance sheet at cost less accumulated depreciation. The cost of an asset, less any residual value, is depreciated using the straight-line method over the useful life of the asset. For this purpose, assets with similar useful lives have been grouped as follows:
•Leasehold improvements—Shorter of the useful life of the asset or the remaining term of the lease
•Computer hardware—Three to five years
•Machinery and equipment—Five years
•Furniture and fixtures—Five years
Useful lives, components, and residual amounts are reviewed annually. Such a review takes into consideration the nature of the assets, their intended use, including but not limited to the closure of facilities, and the evolution of the technology and competitive pressures that may lead to technical obsolescence. Depreciation of property and equipment is allocated to the appropriate headings of expenses by function in the statement of loss.
Reviews of the carrying amount of the Company’s property and equipment are performed when there is an indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing the value in use, the estimated future cash flows are discounted to their present value, based on the time value of money and the risks specific to the country where the assets are located.
Intangible assets
Intangible assets, which comprise costs linked with patents, development cost for internally developed software and implementation costs for purchased software, are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful life of the assets (five years for capitalized development - internal software costs). Research costs are expensed as incurred.
Development costs are composed of capitalized salaries and subcontractor’s expenses that are directly linked to the development of the platform and/or the algorithms and/or some submitted or envisaged patents.
Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:
•The technical feasibility of completing the intangible asset so that the asset will be available for use or sale
•Its intention to complete and its ability and intention to use or sell the asset
•How the asset will generate future economic benefits
•The availability of resources to complete the asset
•The ability to measure reliably the expenditure during development
Leases

The Company assesses at inception of the contract whether a contract is or contains a lease. This assessment involves determining whether the Company obtains substantially all the economic benefits from the use of that asset, and whether the Company has the right to direct the use of the asset. When these conditions are met, the Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date, except for short-term leases of 12 months or less, which are expensed in the statement of loss on a straight-line basis over the lease term.
Revenue from sales of goods and services
Revenue represents amounts received and receivable from third parties for goods supplied and services rendered to customers. Revenues are reported net of rebates and discounts and net of sales and value added taxes in an amount that reflects the consideration that is expected to be received for goods or services. The majority of the sales revenue is recognized: (i) when customers generate analyses on their patient data through the SOPHiA DDM Platform, (ii) when consumables, namely DNA enrichment kits, are delivered to customers at which point control transfers, (iii) when services, namely set-up programs, are performed and (iv) over the duration of the software licensing arrangements for the Alamut software offerings.
Products and services are sold both directly to customers and through distributors, generally under agreements with payment terms typically between 30 and 60 days with payment terms extended up to 180 days. Therefore, contracts do not contain a significant financing component.

For all contracts with customers the following steps are performed to determine the amount of revenue to be recognized and when it should be recognized: (1) identify the contract or contracts; (2) determine whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (3) measure the transaction price, including the constraint on variable consideration; (4) allocate the transaction price to the performance obligations based on estimated selling prices; and (5) recognize revenue when (or as) each performance obligation is satisfied.
SOPHiA DDM Platform
The majority of the SOPHiA DDM Platform revenue is derived from each use of the SOPHiA DDM Platform by customers to generate analyses on their patient data. Analysis revenue is recognized as analysis results are made available to the customer on the SOPHiA DDM Platform. The Company recognizes accrued contract revenue in accounts receivable for any analyses performed by customers that have not been invoiced at the reporting date and where the right to consideration is unconditional. Any payments received in advance of customers generating analyses are recorded as deferred contract revenue until the analyses are performed.
Customers use the SOPHiA DDM Platform to perform analyses under three different models: dry lab access; bundle access; and integrated solutions.
For dry lab contracts, customers use the testing instruments and consumables of their choice and the SOPHiA DDM Platform and algorithms for variant detection and identification. In these arrangements, the Company has identified one performance obligation, which is the delivery of the analysis result to the customer.
For bundle arrangements, customers purchase a DNA enrichment kit along with each analysis. Customers use the DNA enrichment kit in the process of performing their own sequencing of each sample. Customers then upload their patient data to the SOPHiA DDM Platform for analysis. In these arrangements, the Company has identified two performance obligations: the delivery of the DNA enrichment kits and the performance of the analyses. Revenue is recognized for the DNA enrichment kits when control of products has transferred to the customer, which is generally at the time of delivery, as this is when title and risk of loss have been transferred. Revenue for the performance of the analyses is recognized on delivery of the analysis results to the customer. Refer to “—Arrangements with multiple performance obligations” below for how revenue is allocated between the performance obligations.
Deferred contract revenue balances relating to analyses not performed within 12 months from the date of the delivery date are recognized as revenue. This policy is not based on contractual conditions but on the Company’s experience of customer behavior and expiration of the kits associated with the analyses.
For integrated arrangements, customers have their samples processed and sequenced through selected SOPHiA DDM Platform partners within the clinical network and access their data through the SOPHiA DDM Platform. The Company has identified one performance obligation, which is delivery of the analysis results to the customer through the SOPHiA DDM Platform.
The Company also sells access to its Alamut software application (“Alamut”) through the SOPHiA DDM Platform. Some arrangements with customers allow customers to use Alamut as a hosted software service over the contract period without the customer taking possession of the software. Other customers take possession of the software, but the utility of that software is limited by access to the Company’s proprietary SOPHiA database, which is provided to the customer on a fixed term basis. Under both models, revenue is recognized on a straight-line basis over the duration of the agreement.
The Company also derives revenue from the SOPHiA DDM Platform by providing services to biopharma customers who engage the Company to (i) develop and perform customized genomic analyses and/or (ii) access the database for use in clinical trials and other research projects.
The Company does enter into biopharma contracts that contain multiple products or services or non-standard terms and conditions. The biopharma contracts are generally unique in nature and each contract is assessed upon execution. Contracts may contain multiple performance obligations or performance obligations that are recognized overtime, at a point-in-time, or a combination depending on the Company’s ability to satisfy the requirements to recognize revenue over time and reasonably estimate the amount of revenue to recognize. See “—Arrangements with multiple performance obligations” below for further discussion on treatment of biopharma contracts.
Generally, the primary performance obligation in these arrangements is the delivery of analysis results in the form of a final report, resulting in revenue being recognized, in most cases, upon the issuance of the final report or successful recruitment of clinical trial participants.

Workflow materials and services
Revenue from workflow materials and services includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services. These include the provision of set-up programs and training and the sale of kits and tests that are not linked to use of the platform. Set-up programs and training are typically combined with a customer’s first order prior to the customer beginning to use the SOPHiA DDM Platform.
Revenue from services is generally recognized when the services are performed. Revenue from materials is recognized when control of the goods is transferred to the customer, generally at the time of delivery. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leases (“IFRS 16”), leasing and the fees charged for the maintenance of this equipment.
Arrangements with multiple performance obligations
The Company sells different combinations of analyses, consumables, and services to its customers under its various SOPHiA DDM Platform models.
The Company has determined that the stand-alone selling prices for services and DNA enrichment kits are directly observable. For set-up programs and training sold along with dry lab arrangements or bundle arrangements, the stand-alone selling price of these services is determined on a time and materials basis. For DNA enrichment kits sold as part of a bundle, the SSP is based on an expected cost-plus-margin approach of the kit portion of the bundle.
The Company has determined that the SSP for the analyses, in both a dry lab arrangement and bundle arrangement, is highly variable and therefore a representative SSP is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses in dry lab arrangements that include services and in bundle arrangements that include DNA enrichment kits and, in some cases, services.
The Company also has a small number of bundle contracts with a fixed term that also include providing the customer with DNA sequencing automation equipment, which the Company has determined is an IFRS 16 leasing component. In these arrangements the Company provides DNA sequencing automation equipment to the customer over the fixed term and at completion of the contract term the customer takes possession of the equipment. The Company has determined that it is a dealer lessor and provision of this equipment to the customer is classified as a finance lease. As a result, upon delivery of the leased equipment at the inception of the arrangement, a selling profit is recognized based on the fair value of the underlying equipment less the cost of the equipment. Over the term of the agreement, the minimum lease payment is deducted from the proceeds of the bundle sales in order to reduce the net investment in the corresponding lease receivable over the contract term and interest income is recognized as the discount on the lease receivable unwinds. The remaining proceeds from the contract are accounted for under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), using the policies described above.
The Company assesses biopharma contracts upon execution of each contract given their unique nature. The Company establishes each performance obligation within the contract and determines the appropriate value to be ascribed to be each performance obligation. When relevant the Company utilizes previous established SSPs of its dry lab and bundle solutions or other service. When the performance obligation is specific to only the contract the Company utilizes all available information to reasonably estimate the correct value allocated to the performance obligation.

B. Information on the balance sheet and income statement items
1. Trade accounts receivable

(in CHF)	December 31, 2025	December 31, 2024
Accounts receivable due from third parties	4,788,776	3,866,394
Provision for doubtful receivable	(161,269)	(240,448)
Accounts receivable due from group companies	2,068,934	1,397,547
Total	6,696,441	5,023,493

2. Inventory

(in CHF)	December 31, 2025	December 31, 2024
Raw materials	4,390,226	5,014,288
Work in progress and finished goods	1,783,499	1,294,338
Provision	(1,142,760)	(983,823)
Total	5,030,965	5,324,803

3. Short term loans to group companies

(in CHF)	December 31, 2025	December 31, 2024
SOPHiA GENETICS INC	20,112,492	40,613,255
Total	20,112,492	40,613,255

4. Investments in subsidiaries

(in CHF)		Share in capital / voting rights		Net book value
Company	Domicile	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
SOPHiA GENETICS SAS	Bidart (France)	100%	100%	11,395,589	11,395,589
SOPHiA GENETICS Ltd	London (UK)	100%	100%	2,230,288	2,230,288
SOPHiA GENETICS INC	Boston (USA)	100%	100%	4,583,834	4,583,834
SOPHiA GENETICS S.R.L.	Milano (Italy)	100%	100%	10,675	10,675
SOPHIA GENETICS INTERMEDIACAO DE NEGOCIOS LTDA	Sao Paulo (Brazil)	100%	100%	946,600	946,600
SOPHiA GENETICS PTY LTD	Brisbane (Australia)	100%	100%	82	82
SOPHiA GENETICS GmbH	Freiburg (Germany)	100%	0%	23,271	—
Total				19,190,339	19,167,068

5. Other short term liabilities due to third parties

The amount due to the Swiss pension fund as at December 31, 2025 is CHF635,518 (December 31, 2024; CHF566,948).

6. Share capital and reserves from capital contribution

(in CHF, except shares)	Number of Shares	Share Capital	Number of Treasury Shares		Treasury shares	Reserve from capital contribution	Other capital reserves
January 1, 2024	76,898,164	3,844,908	(11,667,605)	—	(583,380)	442,569,525	1,204,803
Share options exercised and vesting of Restricted Stock Units	—	—	1,456,526		72,627	285,800	—
Issuance of shares	2,423,056	121,153	—		—	—	—
Purchase of treasury shares	—	—	(2,423,056)		(121,153)	—	—
December 31, 2024	79,321,220	3,966,061	(12,634,135)		(631,906)	442,855,325	1,204,803
Share options exercised and vesting of Restricted Stock Units	—	—	1,571,015		78,550	210,335	—
Proceedings from ATM offerings	—	—	228,238		11,412	873,853	—
Issuance of shares	10,000,000	500,000	—		—	—	—
Purchase of treasury shares	—	—	(10,000,000)		(500,000)	—	—
December 31, 2025	89,321,220	4,466,061	(20,834,882)		(1,041,944)	443,939,513	1,204,803

Capital Range

Under the Company’s articles of association, the board of directors is authorized, at any time and including for anti‑takeover and change‑of‑control purposes, to increase the Company’s nominal share capital until June 18, 2030, within a capital range extending from CHF 3,319,908.20 (lower limit) to CHF 4,979,862.30 (upper limit). Within this capital range, the board is authorized to increase the Company’s nominal share capital by up to CHF 4,979,862.30 through the issuance of up to 33,199,082 fully paid‑in ordinary shares, each with a par value of CHF 0.05. In addition to the increase of share capital, our board of directors has the right to reduce the share capital to the minimum amount of CHF3,319,908.20. According to the articles of association, our board of directors is entitled to determine the use of the reduction amount, to the extent necessary.
Treasury shares
During the fourth quarter of 2025, the Company issued 10,000,000 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares. During the third quarter of 2024, the Company issued 2,423,056 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. The Company held 20,834,882 and 12,634,135 treasury shares as of December 31, 2025 and 2024, respectively. The issuance of the 10,000,000 shares in 2025 was made out of the Company’s capital range in accordance with the board of directors’ authorization under the Company’s articles of association.
Treasury shares are recognized at acquisition cost and recorded as treasury shares at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.
Reserve from capital contribution
As at December 31, 2025, the amount not approved yet by the tax authorities is CHF1,526,969.
Conditional share capital

Conditional Share Capital for Financing, Acquisitions and Other Purposes

In accordance with the Company’s articles of association, our nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 913,868.15 through the issuance of not more than 18,277,363 ordinary shares, which would have to be fully paid-in, each with a par value of CHF 0.05 per share, through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights or obligations for the subscription of shares granted to shareholders or third parties on a stand-alone basis or in connection with bonds, notes, options, warrants or other securities or contractual obligations of the Company or any of its group companies.
Conditional Share Capital for Employee Participation

In accordance with the Company’s articles of association, the Board of Directors may decide to increase the share capital under certain circumstances. The company may issue registered shares in favor of employees, agents, members of the Board of Directors according to the stock options plan. As at December 31, 2025, the conditional share capital for employee participation amounted to 21,383,247 ordinary shares of CHF0.05 each.

ATM Program

In August 2025, we established a new at-the-market (“ATM”) offering program pursuant to which we may sell from time to time ordinary shares having an aggregate offering price of $50.0 million (CHF39.6 million). For the year ended December 31, 2025, we sold 228,238 ordinary shares for total gross proceeds of $1.127 million (CHF0.9 million) under this program.

7. Borrowings

Perceptive Credit Agreement
On May 2, 2024 (the “closing date”), the Company and its subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which we may borrow up to $50.0 million (CHF45.5 million) principal amount of term loans, including (i) an initial tranche of $15.0 million (CHF13.7 million) principal amount of term loans on the closing date (“Tranche A”) and (ii) a second tranche of $35.0 million (CHF31.9 million) principal amount of term loans that we may draw upon on or prior to March 31, 2026 (“Tranche B”), subject to satisfaction of certain customary conditions. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term Secured Overnight Financing Rate (“Term SOFR”) (floored at 4% per annum) plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. Term SOFR means the Term SOFR reference rate that is two business days prior to the first day of the preceding calendar month. The Company has the right to prepay the term loans at any time subject to applicable prepayment premiums. The Perceptive Credit Agreement also contains certain mandatory prepayment provisions, including prepayments from the proceeds from certain asset sales and casualty events (subject to a right to reinvest such proceeds in assets used in the Company’s business within 180 days) and from issuances or incurrences of non-permitted debt, which will also be subject to prepayment premiums. The obligations under the Perceptive Credit Agreement are secured by substantially all of the Company’s and certain of the Company’s subsidiaries’ assets and are guaranteed initially on the closing date by SOPHiA GENETICS SA and SOPHiA GENETICS, Inc. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million (CHF2.3 million), an affirmative last twelve months consolidated revenue covenant of $67.4 million (CHF61.3 million) as of December 2025. The last twelve months revenue covenant is tested on a quarterly basis beginning June 30, 2024, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Perceptive Credit Agreement also contains customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and the Company’s subsidiaries and change in control, the occurrence of which gives the lenders the right to declare the term loans and all obligations under the Perceptive Credit Agreement immediately due and payable. The Company remains in full compliance with all covenants contained in the Perceptive Credit Agreement as of December 31, 2025.
In addition, the Company issued to Perceptive Credit Holdings IV, LP a warrant certificate (the “Warrant Certificate”) representing the right to purchase up to 400,000 ordinary shares at $4.9992 (CHF3.96) per share, with the right to purchase 200,000 ordinary shares available immediately and the right to purchase an additional 200,000 ordinary shares to be available upon the drawdown of the second tranche of the term loans. The purchase rights represented by the Warrant Certificate are exercisable after becoming available, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments. As of the reporting date, the warrants have not been recognized in the Swiss statutory financial statements.

The Company drew down $35.0 million (CHF28.1 million) of Tranche B on June 25, 2025 and the right to purchase an additional 200,000 ordinary shares became available under the Warrant Certificate.

The fully paid transaction costs of CHF1.4 million have been capitalized and amortized on a straight-line basis over the life of the Perceptive Credit Agreement. As of December 31, 2025 unamortized borrowing costs amount to CHF1 million, of which CHF0.3 million and CHF0.7 million are presented within other current assets and other non-current assets, respectively.

8. Revenue from sales of goods and services

(in CHF)	2025	2024
Revenue from third parties	28,088,555	24,537,085
Revenue from subsidiaries	12,099,173	8,225,406
Total	40,187,728	32,762,491

(in CHF)	2025	2024
SOPHiA DDM Platform	39,032,149	31,855,378
Workflow materials and services	1,155,579	907,113
Total	40,187,728	32,762,491

9. Other operating expenses

(in CHF)	2025	2024
Rent	376,431	261,076
Communication	139,141	121,175
License	3,450,489	3,179,517
Liability insurance	1,048,891	1,162,361
Bad debt provision	-99,404	-280,365
Small IT devices / Office supplies	456,758	263,320
Transportation & shipping	1,198,056	603,021
Custom duties and taxes	90,955	48,258
Intercompany recharge	13,008,637	9,987,142
Other	538,252	576,229
Total	20,208,206	15,921,734

C. Other information

1.Full-time equivalents

In both FY 2024 and FY 2025, the annual average number of full-time equivalents remained below 250.

2.Number of shares and options on shares for executive officers, directors and employees

	Options and RSUs - Granted in 2024
(in CHF, except for share data)	Number of Options and RSUs	Amount
Issued to executive officers and directors	3,650,691	10,400,057
Issued to employees	1,563,212	4,357,736
Total	5,213,903	14,757,793

	Options and RSUs - Granted in 2025
(in CHF, except for share data)	Number of Options and RSUs	Amount
Issued to executive officers and directors	3,208,288	7,199,791
Issued to employees	1,208,962	3,184,373
Total	4,417,250	10,384,164

Restricted share units (“RSU”) values are based on the Company’s closing share price of $3.07 (CHF2.78) at December 31, 2024 and $4.67 (CHF3.70) at December 31, 2025, respectively. Stock options (“options”) values are based on the Company’s share price on date of grant.

Equity awards are comprised of options and RSU. The fair value of the Company’s options is determined using the Black-Scholes Model and its RSU awards are valued using the closing share price of the Company’s registered shares traded on the NASDAQ on the date of the award. Total shares are derived from the Company’s transfer agent’s records as at December 31, 2024 and as at December 31, 2025.

The shareholdings in the Company, the conversion and option rights held by each current member of the board of directors, executive board and advisory board, including these hold by their close associates are disclosed in the compensation report.

3.Subsequent events

In 2026, through its ATM program, the Company has sold 2,795,485 ordinary shares for total gross proceeds of $14.3 million (CHF10.7 million).

On January 23, 2026, the Company entered into an amendment (the “2026 Amendment”) to the Perceptive Credit Agreement. The 2026 Amendment provides for, among other things, $25.0 million (CHF19.8 million) of additional term loan commitments consisting of (i) an additional $12.5 million (CHF9.9 million) tranche of term loan commitments (“Tranche C”), which may be drawn subject to certain customary conditions, and (ii) an additional $12.5 million (CHF9.9 million) tranche of term loan commitments (“Tranche D”), which may be drawn at such time as the Company’s revenue for a trailing twelve-month period exceed $85.0 million (CHF67.3 million) and otherwise subject to customary conditions. Tranche C and Tranche D, if drawn, will have terms and conditions consistent with the Company’s existing term loans, will bear interest at rate per annum equal to Term SOFR (floored at 4% per annum) + 6.25% and will mature in 2029. In connection with the 2026 Amendment, the Company amended and restated the warrant certificate in order to issue to Perceptive Credit Holdings IV, LP the right to purchase an additional 75,000 ordinary shares, which right is exercisable immediately. The Warrant Certificate also grants Perceptive Credit Holdings IV, LP the right to purchase an additional (1) 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche C under the Perceptive Credit Agreement and (2) another 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche D under the Perceptive Credit Agreement.

The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the statutory financial statements were available to be authorized for issuance. There were no other material subsequent events.

Proposed carry forward of the accumulated deficit

(in CHF)	2025	2024
Accumulated deficit at the beginning of the period	(350,959,680)	(311,338,505)
Loss for the year	(52,825,053)	(39,621,175)
Accumulated deficit available to the general meeting	(403,784,733)	(350,959,680)

Motion of the board of directors on the allocation of the accumulated deficit for the year ended December 31

(in CHF)	2025	2024
	Motion of the board of directors	Resolution of the general meeting
Accumulated deficit available to the general meeting	(403,784,733)	(350,959,680)
Carried forward	(403,784,733)	(350,959,680)

Report of the Statutory Auditor on the Compensation Report 2025 of SOPHiA GENETICS SA

Report of the statutory auditor to the General Meeting of SOPHiA GENETICS SA, Rolle

Opinion

We have audited the compensation report of SOPHiA GENETICS SA (the Company) for the year ended December 31, 2025. The audit was limited to the information pursuant to article 734a-734f of the Swiss Code of Obligations (CO) in the tables 2.d, 3.c and 4 and the information in sections 2.a, 2.c and 4 of the compensation report.

In our opinion, the information pursuant to article 734a-734f CO in the compensation report (pages 183 to 199) complies with Swiss law and the Company’s articles of incorporation.
Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables 2.d, 3.c and 4 and the information in sections 2.a, 2.c and 4 in the compensation report, the consolidated financial statements, the financial statements and our auditor’s reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Board of Directors’ responsibilities for the compensation report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also charged with structuring the remuneration principles and specifying the individual remuneration components.

Auditor’s responsibilities for the audit of the compensation report

Our objectives are to obtain reasonable assurance about whether the information pursuant to article 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers SA

/s/ Alex Fuhrer	/s/ Pierre-Alain Dévaud
Licensed audit expert	Licensed audit expert
Auditor in charge

Lausanne, March 3, 2026

Compensation Report 2025 of SOPHiA GENETICS SA

Compensation Report 2025
to the Shareholders’ Meeting of SOPHiA GENETICS SA

This compensation report (the “Compensation Report”) of SOPHiA GENETICS SA (the “Company”) has been prepared in accordance with the Swiss Code of Obligations (“SCO”). In addition, the Company has prepared this compensation report in accordance with the Articles of Association of the Company and the Swiss Code of Best Practice for Corporate Governance.

The Compensation Report refers to the period from January 1, 2025, through December 31, 2025 and presents the comparative period from January 1, 2024 to December 31, 2024.

Unless otherwise indicated or the context otherwise requires, all references in the Compensation Report to “SOPHiA GENETICS”, the “Company”, “we”, “our”, “ours”, “us” or similar terms refer to the Company and its consolidated subsidiaries.

1.Compensation Philosophy, Principles, and Governance

Principles of the Compensation of the Board of Directors and the Executive Committee

Pursuant to Swiss law, the aggregate amount of compensation of the board of directors of the Company (the “Board of Directors”) and the persons whom the Board of Directors has entrusted with the management of the Company (the “Executive Committee”) shall be submitted to the annual general meeting of shareholders of the Company (the “AGM”) for a binding vote.

In the Compensation Report, the aggregate amounts of compensation, loans, and other forms of indebtedness to the Board of Directors and the Executive Committee respectively are disclosed, as well as the specific amount for each member of the Board of Directors and for the highest-paid member of the Executive Committee, specifying the name and function of each of these persons.

As a Swiss company listed on Nasdaq, we are prohibited from granting certain forms of compensation to members of the Board of Directors and the Executive Committee, such as:

•severance payments (compensation due until the termination of a contractual relationship does not qualify as severance payment);

•advance compensation (remuneration to compensate for a verifiable financial disadvantage linked to a change of job does not qualify as advance compensation);

•incentive fees for the acquisition or transfer of entities, or parts thereof, by the Company or by entities, directly or indirectly, controlled and as such consolidated by the Company (“Subsidiaries”);

•loans, other forms of indebtedness, pension benefits not based on occupational pension schemes, and performance-based compensation not provided for in the articles of association of the Company (the “Articles”); and

•equity-based compensation not allowed under the Articles.

Compensation to members of the Board of Directors and the Executive Committee for activities in Subsidiaries is prohibited, if (i) the compensation would be prohibited if it were paid directly by the Company, (ii) the Articles do not provide for it, or (iii) the compensation has not been approved by the AGM.

Each year, at the AGM, shareholders will vote on the proposals of the Board of Directors with respect to:

•the maximum aggregate amount of compensation of the Board of Directors for the term of office until the next AGM;

•the maximum aggregate amount of fixed compensation of the Executive Committee for the following financial year; and

•the maximum aggregate amount of variable compensation of the Executive Committee for the current financial year.

The Board of Directors may submit for approval to the AGM deviating, additional or conditional proposals relating to the maximum aggregate amount or maximum partial amounts for the same or different periods or specific compensation components.

If the AGM does not approve a proposal of the Board of Directors, the Board of Directors shall determine, considering all relevant factors, the respective (maximum) aggregate amount or

(maximum) partial amounts, and submit the amount(s) so determined for approval to a new AGM or extraordinary general meeting of shareholders of the Company (the “EGM”) for a binding vote.

The Company or Subsidiaries may pay or grant compensation prior to approval by the AGM, subject to subsequent approval.

Members of the Board of Directors and the Executive Committee may be paid fixed compensation and variable compensation, depending on the achievement of specific performance targets. Such performance targets may include individual targets, targets in relation to the achievement of results related to the Company or parts thereof, and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient. The Board of Directors or, to the extent such authority has been delegated to it, the compensation committee of the Board of Directors (the “Compensation Committee”) shall determine the relative weight of the performance targets and the respective target values.

Compensation may be paid in the form of cash, shares, options, or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent such authority has been delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, and forfeiture or recoupment conditions.

Method of Determining Compensation

Role and Powers of the Compensation Committee

The Compensation Committee consists of at least two members, who will be (re-)elected at the AGM for a period until the following AGM. The Board of Directors appoints the chair of the Compensation Committee and fills any vacancies until the following AGM.

The Compensation Committee supports our Board of Directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the AGM regarding the compensation of the members of the Board of Directors and the Executive Committee. The Compensation Committee may submit proposals to the Board of Directors on other compensation-related matters.

The Compensation Committee has the responsibility to, among other things:

•regularly review and make recommendations to the Board of Directors regarding our compensation and benefits strategy and guidelines;

•prepare the proposals to the AGM regarding the compensation of the members of the Board of Directors and the Executive Committee;

•regularly review and make recommendations to the Board of Directors regarding (i) the compensation of the members of the Board of Directors based on the recommendation of external compensation consultants; (ii) the fixed and variable compensation, including allocations under incentive plans and key performance indicators of the members of the Executive Committee; and (iii) the fixed and variable compensation, including allocations under incentive plans and key performance indicators, of each member of the Management Team who is not a member of the Executive Committee, based on the recommendations of the Chief Executive Officer;

•review and approve the recommendation of the Chief Executive Officer regarding the fixed and variable compensation, including incentive and equity plan participation and benefits, of the members of the Management Team who are not members of the Executive Committee;

•review and make recommendations to the Board of Directors regarding our compensation and benefits plans (cash or equity-based plans) and, where appropriate or required, make recommendations to adopt, amend and terminate such plans. In reviewing such compensation and benefits policies, the Committee may consider the recruitment, development, promotion, retention and compensation of members of the Management Team and other employees of the Group and any other factors that it deems appropriate;

•to the extent not delegated by the Compensation Committee to a different body or a third party, administer our compensation and benefits plans (other than equity-based plans); and

•review and assess risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on the Company, its management, and (other) employees.

Compensation of the Board of Directors

As per the Articles, the compensation of the non-executive members of the Board of Directors may consist of fixed and variable compensation elements. Total compensation shall take into account the position and level of responsibility of the relevant member of the Board of Directors. Additionally, the Company pays the employer’s portion of social security contributions due on these amounts, as applicable.

As per the Articles, compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, restriction, and forfeiture conditions and periods. In particular, it may provide for continuation, acceleration, or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market, from treasury shares, or by using conditional or authorized share capital. Compensation may be paid by the Company or its Subsidiaries.

Compensation of the Members of the Executive Committee

As per the Articles, the compensation of the members of the Executive Committee may consist of fixed and variable compensation elements. Fixed compensation comprises the base salary and may consist of other compensation elements. Variable compensation may take into account the achievement of specific performance targets. Total compensation shall take into account the position and level of responsibility of the recipient.

As per the Articles, compensation may be paid in the form of cash, shares, options, or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, restriction, and forfeiture conditions and periods. In particular, it may provide for continuation, acceleration, or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market, from treasury shares, or by using conditional or authorized share capital. Compensation may be paid by the Company or its Subsidiaries.

Elements of Compensation for 2025

We believe that our overall compensation packages for members of the Executive Committee are competitive, given the importance of attracting, motivating, and retaining persons with the necessary skills and character. For 2025, the overall compensation consisted of base salary, bonus, and grants under the Company’s equity incentive plan.

Base Salary

Per the results of external benchmarking, we believe that our base salaries are in line with market practice. The base salary levels are based on the scope of the relevant position, market conditions, and the relevant individual’s profile in terms of experience and skills. Base salaries are reviewed annually by the Compensation Committee, taking into account individual performance and the results of the external benchmarking.

Bonus

We have established an annual performance bonus program under which bonuses may be earned by members of our management team and Executive Committee based on achievement of Company performance objectives approved by the Compensation Committee each year. The bonus program is intended to strengthen the connection between individual compensation and Company success, reinforce our pay-for-performance philosophy by awarding higher bonuses to higher performing executives and help ensure that our compensation is competitive. Under the terms of the performance bonus program, the Compensation Committee will review and determine the final bonus pay-out based on the achieved objectives and make final recommendation for approval to the Board of Directors.

Each member of the Executive Committee is eligible to receive a bonus under the program calculated by multiplying its base salary by a target percentage value assigned to it or to its position by the Compensation Committee. The Compensation Committee determines if the bonus is to be paid at target, under target, or above target.

Equity Incentive Plan

In connection with the IPO, in June 2021, we adopted the SOPHiA GENETICS SA 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “Plan”). The purpose of the Plan is to motivate, reward, and retain our employees, non-employee directors, consultants, and advisors to perform at the highest level and to further the best interests of the Company and our shareholders. The 2021 Equity Incentive Plan is the sole means for the Company to grant new equity awards.

Plan Administration. The Plan is administered by the Compensation Committee, subject to the Board of Directors’ discretion to administer or designate one or more members of the Board of Directors as a subcommittee who may act for the Compensation Committee. For the fiscal year ended December 31, 2025, the Compensation Committee delegated the plan administration to the Remuneration Committee of the Executive Committee, which consists of the Chief Executive Officer, President, Chief Financial Officer, and the Chief People Officer.

Eligible Participants. The administrator may offer equity awards under the 2021 Equity Incentive Plan to (1) any employees of the Company or any of its Subsidiaries; (2) any non-employee directors serving on our Board of Directors; (3) any consultants or other advisors to us or any Subsidiaries; and (4) any holders of equity compensation awards granted by an entity acquired by the Company (or whose business is acquired by the Company) or with which the Company combines (whether by way of amalgamation, merger, sale and purchase of shares or other securities or otherwise) and such persons are eligible to be selected to receive grants of replacement awards under the 2021 Equity Incentive Plan. Under certain circumstances, new employees, including members of the Executive Committee and members of the Management Team, may receive replacement awards to compensate them for amounts forgone in connection with their change of employment. Under certain circumstances, new employees, including members of the Executive Committee and members of the Management Team, may receive replacement awards to compensate them for amounts forgone in connection with their change of employment.

Awards. The maximum number of common shares in respect of which awards may be granted under the 2021 Equity Incentive Plan was 18,061,528 ordinary shares during the reporting period. Equity incentive awards under the Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units (“RSUs”), performance awards or other share-based awards, but not incentive stock options for purposes of U.S. tax laws. Options and share appreciation rights, if granted, have an exercise price determined by the administrator, which will not be less than the fair market value of the underlying common shares on the date of grant, which is generally the closing share price of the Company’s common shares traded on Nasdaq on that day.

Vesting. The vesting conditions for grants under the equity incentive awards pursuant the Plan are set forth in the applicable award documentation. Generally, 25% of the option awards vest on the first anniversary of the date of grant, and thereafter evenly on a monthly or quarterly basis over the subsequent three years. RSUs vest 25% on the first anniversary of the date of grant, and thereafter evenly on a quarterly basis over the subsequent three years or after the second anniversary of the date of grant. RSUs awarded to members of the Board of Directors vest in a single installment on the date of the Company’s next AGM following the grant date.

Termination of Service and Change in Control

In the event of a participant’s termination of service, whether voluntary or involuntary and exclusive of a Change in Control, the Compensation Committee may, at its discretion taking into account mandatory law, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of a Change in Control each award that is outstanding as of immediately prior to such Change in Control shall:

(i) to the extent not then vested, accelerate and become fully vested (with any Award that is a Performance Award assumed to have achieved the applicable performance criteria at the greater of target and maximum level of performance), and

(ii) be cancelled and converted into the right to receive a payment in cash with a value equal to (a) the value of such Award based on the per share value of consideration received or to be received by other shareholders of the Company in such Change in Control, less, (b) if such Award is an Option or a Stock Appreciate Right ("SAR"), the applicable exercise price; provided, that, if, as of the date of the Change in Control, the Committee determines that no amount would have been realized upon the settlement or exercise of the Award pursuant to the Plan, then the Award may be cancelled by the Company without payment of consideration.

Termination and Amendment. Unless terminated earlier, the 2021 Equity Incentive Plan will continue to be in force for a term of ten years. Our Board of Directors has the authority to amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time, subject to shareholders’ approval with respect to certain amendments. However, no such action may impair the rights of the participants unless if agreed by the participant.

Pension Plans

We operate defined benefit and defined contribution pension plans, in accordance with the local conditions and practices in the countries in which we operate.

The defined benefit plans are generally funded through payments to insurance companies or trustee-administered funds, based on periodic actuarial calculations. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, and compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, these plans entail obligations of the employer to pay further contributions to fund an eventual deficit.

For defined contribution plans, such as publicly or privately administered pension insurance plans, the Company pays contributions on a mandatory, contractual, or voluntary basis. Once the contributions have been paid, the Company has no further payment obligations.

Social Charges

The Company pays social security contributions as required by applicable law. The Company also pays certain non-mandatory benefits under local social security plans.

Employment Agreements

We have entered into employment agreements with all the members of our Executive Committee. Each of these agreements provides for a base salary and annual bonus opportunity, equity eligibility participation, as well as participation in certain pension and welfare benefit plans. These agreements generally require advance notice of termination, from six to twelve months and in some cases provide for gardening leave (paid leave). Some members of our Executive Committee have agreed to covenants not to compete against us or solicit our employees or customers during employment, for a period of up to one year following termination. We may be required to pay some members of our Executive Committee compensation for their covenant not to compete with us following termination for some period.

2.Compensation of the Board of Directors
a.Mandates outside of SOPHiA GENETICS SA
According to article 30 of the Articles of Association, limitations apply to mandates outside the SOPHiA GENETICS SA Board members and Executive Committee members. The following external mandates are subject to these limitations and are therefore presented in the Compensation Report as of December 31, 2025 and December 31, 2024.

Members of the Board

Troy Cox	Vincent Ossipow
Zymeworks, US, (NASDAQ:ZYME)	Omega Funds, Switzerland
•Member of the Board & Audit Committee[1]	•Partner

Fuze Health (Previous LetsGetChecked), US	BioInvent International AB, Sweden (Nasdaq Stockholm: BINV)
•Member of the Board	•Member of the Board[1]

Standard BioTools, US - (NASDAQ: LAB)	FoRx Therapeutics SA,Switzerland
•Member of the Board	•Member of the Board[1]

TenRx, US	Callio Therapeutics, USA
•Member of the Board	•Member of the Board

BioSplice, US	Tomer Berkovitz
•Member of the Board[1]	aMoon Fund, Israel
•Managing Partner
Didier Hirsch
Knowles Corporation, US- (NYSE: KN)	PrognomiQ, US
•Member of the Board	•Member of the Board

Azenta Inc, US - (NASDAQ: AZTA)	Connie Health Inc., US
•Member of the Board[1]	•Member of the Board

Kathy Hibbs	Altrubio, US
Standard BioTools, US - (NASDAQ: LAB)	•Member of the Board
•Member of the Board
Positive Development Inc. , US
Jean-Michel Cosséry	•Member of the Board
Malin Corporation Plc, Ireland - (Euronext Dublin:MLC)
•Member of the Board	MetaSight Diagnostics, US
•Member of the Board[1]
Scancell Holdings Plc, UK - (LSE AIM:SCLP)
•Chairman of the Board	Berko Capital Ltd, Israel
•Sole Shareholder

Members of the Executive Committee

Jurgi Camblong
Swiss Biotech Association
•Member of the Board[1]
1 Mandates outside of of SOPHiA GENETICS that were held as of December 31, 2024, but where the members retired during the 2025 calendar year.

b.Board Composition

Our Board of Directors is composed of seven members as of December 31, 2025. Each Director is elected for a one-year term. The current Directors were appointed at our AGM on June 18, 2025 to serve until our 2026 AGM.

The Company is a foreign private issuer listed on Nasdaq and subject to the rules of the SEC. We rely on Swiss home country governance requirements and certain exemptions thereunder rather than on the Nasdaq corporate governance requirements. The majority of our Directors are independent directors. There are no family relationships among any members of our Board of Directors or the Executive Committee.

Board of Directors

Name	Role(s)	Year appointed
Jurgi Camblong	Director & Chief Executive Officer	2011
Troy Cox	Chairman	2020
Kathy Hibbs	Director	2021
Didier Hirsch	Director	2020
Vincent Ossipow	Director	2014
Tomer Berkovitz	Director	2021
Jean-Michel Cosséry	Director	2022
Lila Tretikov(1)	Director	2023

(1)Lila Tretikov was elected to the Board of Directors on June 26, 2023 and retired on June 24, 2024

Board Committees

The board committee responsibilities in the table are as of December 31, 2025:

Name	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee
Troy Cox*			Chair
Kathy Hibbs	Member	Chair	Member
Didier Hirsch	Chair		Member
Tomer Berkovitz	Member
Vincent Ossipow		Member
Jean-Michel Cosséry		Member
*Chairman of the Board of Directors

The board committee responsibilities in the table are as of December 31, 2024:

Name	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee
Troy Cox*			Chair
Kathy Hibbs	Member	Chair	Member
Didier Hirsch	Chair		Member
Tomer Berkovitz	Member
Vincent Ossipow		Member
Jean-Michel Cosséry		Member
*Chairman of the Board of Directors

c.Board Compensation Structure

Members of the Board of Directors receive a fixed fee, which is comprised of an annual member fee of $40,000 and an additional fee for Chair responsibilities. The total amount of compensation for each chairperson and non-chair member is set forth below. Such fixed fees have been established in line with market practice and represent the fees paid for being a member of the Board and the additional fees paid to the chair of the Board or a Board Committee. The table below presents the fixed fee cash compensation for each of the various positions across the Board and the Board Committees for both the periods from January 1, 2025 through December 31, 2025 and January 1, 2024 through December 31, 2024:

(in USD thousands)	Cash Compensation
Chairperson - Board of Directors	80
Chairperson - Audit Committee	60
Chairperson - Compensation Committee	53
Chairperson - Nomination and Corporate Governance Committee	53
Member of the Board of Directors	40

d.Total Board Compensation Amounts

In the period from January 1, 2025 through December 31, 2025, the compensation of the members of the Board of Directors was as follows (in CHF, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Gross Cash Compensation	Social Contribution(1)	FMV of Equity Instruments Granted(2)	Total Contribution
Troy Cox	77,296	—	168,086	245,382
Jurgi Camblong(3)	—	—	—	—
Didier Hirsch	49,868	—	168,086	217,954
Kathy Hibbs	44,050	—	168,086	212,136
Vincent Ossipow	33,245	2,148	168,086	203,479
Tomer Berkovitz(4)	—	—	—	—
Jean-Michel Cosséry	33,245	—	168,086	201,331
Total	237,704	2,148	840,430	1,080,282
(1)Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security plan.
(2)Represents the fair value of equity awards on the date of grant. RSUs are valued based on the closing share price of the Company’s common shares traded on Nasdaq on the date of the award. FMV excludes Swiss social security contributions.
(3)As a member of the Executive Committee, Dr. Camblong receives no compensation for service on the Board of Directors. Compensation for Dr. Camblong is included in Section 3.c below.
(4)Tomer Berkovitz does not receive compensation for service on the Board of Directors due to policy requirements of his employer aMoon (investor in the Company).

In the period from January 1, 2024 through December 31, 2024, the compensation of the members of the Board of Directors was as follows (in CHF, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Gross Cash Compensation	Social Contribution(1)	FMV of Equity Instruments Granted(2)	Total Contribution
Troy Cox	81,905	—	166,384	248,289
Jurgi Camblong(3)	—	—	—	—
Didier Hirsch	52,842	—	166,384	219,226
Kathy Hibbs	46,677	—	166,384	213,061
Vincent Ossipow	35,228	2,276	166,384	203,888
Tomer Berkovitz(4)	—	—	—	—
Lila Tretikov	17,787	—	—	17,787
Jean-Michel Cosséry	35,228	—	166,384	201,612
Total	269,667	2,276	831,920	1,103,863
(1)Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security plan.
(2)Represents the fair value of stock options on the date of grant. Stock options are valued using the Black-Scholes option pricing model. FMV excludes Swiss social security contributions since such contributions are only due if and when the equity instruments are exercised.
(3)As a member of the Executive Committee, Dr. Camblong receives no compensation for service on the Board of Directors. Compensation for Dr. Camblong is included in Section 3.c below.
(4)Tomer Berkovitz does not receive compensation for service on the Board of Directors due to policy requirements of his employer aMoon (investor in the Company).

e.Loans to members of the Board of Directors, payments to former members of the Board of Directors, and payments to Related Parties of Members of the Board of Directors

No loans were extended to members of the Board of Directors or outstanding during the period from January 1, 2025 through December 31, 2025 and from January 1, 2024 through December 31, 2024. No payments to former members of the Board of Directors in connection with their former role or that are not at arm’s length were made during and with respect to such period, and no severance payments to any member or former member of the Board of Directors were made during and with respect to such period. No payments to related parties of members of the Board of Directors were made during such period.

3. Compensation of the Members of the Executive Committee

a.Executive Committee Composition
As of December 31, 2025 the Executive Committee was composed of the following individuals. The composition remained unchanged from December 31, 2024:

Name	Function	Appointment
Jurgi Camblong	Founder & Chief Executive Officer	2011
Ross Muken	President	2021
George Cardoza	Executive Vice President – Chief Financial Officer	2024
Daan van Well	Executive Vice President – Chief Legal and Regulatory Officer	2019
Manuela da Silva Valente	Executive Vice President – Chief People Officer	2021
Zhenyu Xu	Executive Vice President – Chief Scientific Officer	2021
Philippe Menu	Executive Vice President – Chief Medical Officer and Chief Product Officer	2021

b.Executive Committee Compensation Structure

Members of the Executive Committee receive compensation consisting of a base salary, bonus, social benefits and grants under the 2021 Equity Incentive Plan as well as certain other benefits.

c.Total Executive Committee Compensation Amounts

From January 1, 2025 through December 31, 2025, the fixed and variable compensation of the members of the Executive Committee was as follows (in CHF, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Cash Compensation	Other Compensation (1)	Pension (Employer)	Employer’s Social Contribution (2)	Cash Bonus	Total	FMV of Equity Instruments Granted(3)
Jurgi Camblong	474,167	24,000	66,837	298,429	399,840	1,263,273	2,448,509
Total Executive Committee Compensation (4)	2,335,698	123,931	233,743	661,520	1,400,206	4,755,098	5,540,270
(1)Includes school fees, medical, dental and vision benefits, life and disability insurance, employer 401 (k) contributions, private use portion of company car allowance, representation fees, and payment for unused vacation.
(2)Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security plans.
(3)Represents the fair value of equity awards on the date of grant. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company’s common shares traded on Nasdaq on the date of the award. FMV excludes Swiss social security contributions, since such contributions are only due if and when the equity instruments are exercised.
(4)Inclusive of Dr.Jurgi Camblong and relate to a total of seven Executive Committee members during the reporting period.

From January 1, 2024 through December 31, 2024, the fixed and variable compensation of the members of the Executive Committee was as follows (in CHF, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Cash Compensation	Other Compensation (1)	Pension (Employer)	Employer’s Social Contribution (2)	Cash Bonus	Total	FMV of Equity Instruments Granted(3)
Jurgi Camblong	466,000	24,658	66,186	190,764	294,000	1,041,608	4,546,472
Total Executive Committee Compensation (4)	2,039,282	116,197	222,378	411,226	806,815	3,595,898	10,816,540
(1)Includes school fees, medical, dental and vision benefits, life and disability insurance, employer 401 (k) contributions, private use portion of company car allowance, representation fees, and payment for unused vacation.
(2)Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security plans.
(3)Represents the fair value of equity awards on the date of grant. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company’s common shares traded on Nasdaq on the date of the award. FMV excludes Swiss social security contributions, since such contributions are only due if and when the equity instruments are exercised
(4)Inclusive of Dr.Jurgi Camblong and relate to a total of six Executive Committee members during the reporting period.

d.Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Committee

No loans were extended to members of the Executive Committee or outstanding during the period from January 1, 2025 through December 31, 2025 and January 1, 2024 through December 31, 2024. No payments to former members of the Executive Committee in connection with their former role or that are not at arm's length were made during and with respect to such period, and no severance payments to members of the Executive Committee or former members of the Executive Committee were made during and with respect to such period. No payments to related parties of members of the Executive Committee were made during such period.

4.Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee

The members of the Board of Directors and of the Executive Committee and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2025:

Equity and Equity-Linked Instruments Held by Members of the Board of Directors (1)

Name	Function	Shares	Options - Vested	Options - Unvested	RSUs - Unvested
Troy Cox	Chairman	275,235	174,240	49,751	33,784
Didier Hirsch	Director	184,712	140,000	49,751	33,784
Kathy Hibbs	Director	71,492	140,000	49,751	33,784
Vincent Ossipow	Director	469,352	60,000	49,751	33,784
Jean-Michel Cosséry	Director	152,704	39,920	69,711	33,784
Tomer Berkovitz	Director	—	—	—	—
Total		1,153,495	554,160	268,715	168,920
(1)Excluding Dr. Jurgi Camblong, CEO, whose holdings are listed in the Executive Committee table.

The members of the Board of Directors and of the Executive Committee and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2024:

Name	Function	Shares	Options - Vested	Options - Unvested	RSUs - Unvested
Troy Cox	Chairman	234,251	174,240	—	40,984
Didier Hirsch	Director	133,931	140,000	—	40,984
Kathy Hibbs	Director	35,508	105,000	35,000	40,984
Vincent Ossipow	Director	443,811	55,000	20,000	40,984
Jean-Michel Cosséry	Director	111,720	19,960	39,920	40,984
Tomer Berkovitz	Director	—	—	—	—
Total		959,221	494,200	94,920	204,920
(1)Excluding Dr. Jurgi Camblong, CEO, whose holdings are listed in the Executive Committee table.

Equity and Equity-Linked Instruments Held by Members of the Executive Committee

The members of the Executive Committee held the following equity and equity-linked instruments as of December 31, 2025:

Name	Function	Shares	Options - Vested	Options - Unvested	RSUs - Unvested
Jurgi Camblong	Founder & Chief Executive Officer	2,717,725	2,249,205	2,038,155	707,074
Ross Muken	President	201,928	1,239,160	906,106	278,906
George Cardoza	Executive Vice President - Chief Financial Officer	92,225	45,833	325,000	73,407
Daan van Well	Executive Vice President - Chief Legal and Regulatory Officer	156,089	334,048	338,215	111,308
Zhenyu Xu	Executive Vice President – Chief Scientific Officer	425,764	424,189	396,181	130,182
Philippe Menu	Executive Vice President – Chief Medical Officer and Chief Product Officer	65,264	386,189	396,181	130,182
Manuela da Silva Valente	Executive Vice President – Chief People Officer	79,665	215,820	243,666	76,575
Total		3,738,660	4,894,444	4,643,504	1,507,634

The members of the Executive Committee held the following equity and equity-linked instruments as of December 31, 2024:

Name	Function	Shares	Options - Vested	Options - Unvested	RSUs - Unvested
Jurgi Camblong	Founder & Chief Executive Officer	2,671,702	1,442,871	1,864,180	886,645
Ross Muken	President	116,522	740,277	978,853	318,718
George Cardoza	Executive Vice President - Chief Financial Officer	—	—	183,333	41,291
Daan van Well	Executive Vice President - Chief Legal and Regulatory Officer	122,402	180,980	329,351	137,379
Zhenyu Xu	Executive Vice President – Chief Scientific Officer	391,574	251,912	380,958	157,202
Philippe Menu	Executive Vice President – Chief Medical Officer and Chief Product Officer	42,074	210,912	383,958	157,202
Manuela da Silva Valente	Executive Vice President – Chief People Officer	57,751	114,014	226,154	89,441
Total		3,402,025	2,940,966	4,346,787	1,787,878

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, technology, collaborations and partnerships, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.
Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the section titled. These forward-looking statements include, among others:
•our expectations regarding our revenue, gross margin, expenses, other operating results, and cash usage;
•our plans regarding further development of our SOPHiA DDM Platform and its expansion into additional features, applications and data modalities;
•future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenues, expenses, reimbursement rates and needs for additional financing;
•our expectations regarding the market size for our platform, applications, products, and services and the market acceptance they will be able to achieve;
•our expectations regarding changes in the healthcare systems in different jurisdictions, in particular with respect to the manner in which electronic health records are collected, distributed and accessed by various stakeholders;
•the timing or outcome of any domestic and international regulatory submissions;
•impact from future regulatory, judicial, and legislative changes or developments in the United States and foreign countries;
•our ability to acquire new customers and successfully engage and retain customers;
•the costs and success of our marketing efforts, and our ability to promote our brand;
•our ability to increase demand for our applications, products, and services, obtain favorable coverage and reimbursement determinations from third-party payors and expand geographically;
•our expectations of the reliability, accuracy and performance of our applications, products, and services, as well as expectations of the benefits to patients, medical personnel and providers of our applications, products and services;
•our expectations regarding our ability, and that of our manufacturers, to manufacture our products;
•our efforts to successfully develop and commercialize our applications, products, and services;

•our competitive position and the development of and projections relating to our competitors or our industry;
•our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our technology, applications, products, and services, and the scope of such protection;
•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties;
•our ability to attract and retain qualified key management and technical personnel; and
•our expectations regarding the time during which we will be a foreign private issuer.
These forward-looking statements speak only as of the date of this Annual Report and are subject to a number of risks, uncertainties and assumptions, including but not limited to those described in “Operating and Financial Review and Prospects” and elsewhere in this Annual Report. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.